UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K / A

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-24394

Penn Octane Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	52-1790357 (I.R.S. Employer Identification No.)

77-530 Enfield Lane, Building D, Palm Desert, California (Address of Principal Executive Offices)	92211 (Zip Code)

Registrant’s Telephone Number, Including Area Code: (760) 772-9080

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [   ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K or any amendment to this Form 10-K. :

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [   ] No [X]

     The aggregate market value of the voting stock held by non-affiliates of the Registrant was $28,941,042 as of January 31, 2003. The last reported sale price of the Registrant’s Common Stock was $3.01 per share as reported on the Nasdaq SmallCap Market on January 31, 2003.

     The number of shares of Common Stock, par value $.01 per share, outstanding on October 10, 2003 was 15,328,817.

PART I

The statements contained in this Annual Report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements may be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will”, “should” or anticipates” or by discussions of strategy that involve risks and uncertainties. From time to time, we have made or may make forward-looking statements, orally or in writing. These forward-looking statements include statements regarding anticipated future revenues, sales, LPG supply, operations, demand, competition, capital expenditures, the deregulation of the LPG market in Mexico, the operations of the US — Mexico Pipelines, the Matamoros Terminal Facility and the Saltillo Terminal, other upgrades to our facilities, foreign ownership of LPG operations, short-term obligations and credit arrangements, outcome of litigation, the proposed spin-off and other statements regarding matters that are not historical facts, and involve predictions which are based upon a number of future conditions that ultimately may prove to be inaccurate. Actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that may cause or contribute to such differences include those discussed under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as those discussed elsewhere in this Annual Report. We caution you, however, that this list of factors may not be complete.

Item 1. Business.

Introduction

     Penn Octane Corporation (the “Company”), formerly known as International Energy Development Corporation (“International Energy”), was incorporated in Delaware in August 1992. The Company has been principally engaged in the purchase, transportation and sale of liquefied petroleum gas (“LPG”). From 1997 until March 1999, the Company was also involved in the provision of equipment and services to the compressed natural gas (“CNG”) industry. The Company owns and operates a terminal facility in Brownsville, Texas (the “Brownsville Terminal Facility”) and owns a LPG terminal facility in Matamoros, Tamaulipas, Mexico (the “Matamoros Terminal Facility”) and approximately 23 miles of pipelines (the “US — Mexico Pipelines”) which connect the Brownsville Terminal Facility to the Matamoros Terminal Facility. The Company has a long-term lease agreement for approximately 132 miles of pipeline (the “Leased Pipeline”) which connects ExxonMobil Corporation’s (“Exxon”) King Ranch Gas Plant in Kleberg County, Texas and Duke Energy’s La Gloria Gas Plant in Jim Wells County, Texas, to the Company’s Brownsville Terminal Facility. In addition, the Company has access to a twelve-inch pipeline (the “ECCPL”), which connects from Exxon’s Viola valve station in Nueces County, Texas to the inlet of the King Ranch Gas Plant as well as existing and other potential propane pipeline suppliers which have the ability to access the ECCPL. In connection with the Company’s lease agreement for the Leased Pipeline, the Company may access up to 21.0 million gallons of storage, located in Markham, Texas (“Markham”), as well as other potential propane pipeline suppliers, via approximately 155 miles of pipeline located between Markham and the Exxon King Ranch Gas Plant.

     The Company commenced commercial operations for the purchase, transport and sale of LPG in the fiscal year ended July 31, 1995, upon construction of the Brownsville Terminal Facility. The primary market for the Company’s LPG is the northeastern region of Mexico, which includes the states of Coahuila, Nuevo Leon and Tamaulipas. The Company believes it has a competitive advantage in the supply of LPG for the northeastern region of Mexico because of the Company’s access to pipelines and terminal facilities which allow the Company to bring supplies of LPG close to consumers of LPG in major cities in that region. The Company sells LPG primarily to P.M.I. Trading Limited (“PMI”). PMI is a subsidiary of Petroleos Mexicanos, the state-owned Mexican oil company, which is commonly known by its trade name “PEMEX.” PMI is the exclusive importer of LPG into Mexico. The LPG purchased by PMI from the Company is sold to PEMEX which distributes the LPG purchased from PMI into the northeastern region of Mexico. Since operations commenced, the Company’s primary customer for LPG has been PMI.

     In March 1997, the Company, through its wholly-owned subsidiary PennWilson CNG, Inc., a Delaware corporation (“PennWilson”), acquired certain assets, including inventory, equipment and intangibles, from Wilson Technologies Incorporated (“WTI”), a company formerly engaged in the design, construction, installation and maintenance of turnkey CNG fueling stations, hired certain of WTI’s former employees and commenced operations for the provision of equipment and services used in the CNG industry. In May 1999, the Company discontinued operation of its CNG business and most of the Company’s CNG assets were sold.

     The Company’s principal executive offices are located at 77-530 Enfield Lane, Building D, Palm Desert, California 92211, and its telephone number is (760) 772-9080.

Liquefied Petroleum Gas

     Overview. Since operations commenced, the primary business of the Company has been the purchase, transportation and sale of LPG. LPG is a mixture of propane and butane principally used for residential and commercial heating and cooking. The demand for propane is also growing as a motor fuel substitute for motor gasoline.

     The primary market for the Company’s LPG is the northeastern region of Mexico, which includes the states of Coahuila, Nuevo Leon and Tamaulipas. Mexico is one of the largest markets for LPG consumption in the world. LPG is the most widely used domestic fuel in Mexico and is the primary energy source for Mexican households using such domestic fuels. Domestic consumption of LPG in Mexico decreased from an average of 416.6 million gallons per month in 2002 to an average of 409.5 million gallons per month from January 1, 2003 to August 31, 2003, an estimated annual decrease of 1.67%. The future of LPG in Mexico continues to favor the Company for the following reasons: (i) Mexico’s domestic consumption of LPG exceeds current domestic production capacity and such shortfall is expected to increase (ii) limited sources of competitive LPG supply for importation into Mexico which is destined for consumption in northeastern Mexico, (iii) the Mexican government’s current plans to deregulate the LPG industry, (iv) the expanding use of propane as an automotive fuel, and (v) the location of Mexico’s major domestic LPG production, which is in the southeastern region of Mexico, combined with the lack of pipeline infrastructure within Mexico from those production centers, resulting in higher distribution costs to transport the LPG to areas where consumption is heaviest including the central, northern and Pacific coast regions of Mexico.

     The Company is able to successfully compete with other LPG suppliers in the provision of LPG to customers in northeastern Mexico primarily as a result of the Leased Pipeline, the US — Mexico Pipelines and the geographic proximity of its Matamoros Terminal Facility to consumers of LPG in such major cities in Mexico as Matamoros, Reynosa and Monterrey. With the commencement of operations of the Matamoros Terminal Facility in April 2000, the Company reduced its exposure to the previous logistical inefficiencies and sales limitations of its Brownsville Terminal Facility resulting from trucking delays at the United States-Mexico border crossings or the ability of PMI to provide United States certified trucks or trailers capable of receiving LPG at the Brownsville Terminal Facility. Current alternatives for delivery of LPG exports to northeastern Mexico from the United States are by truck primarily through Eagle Pass and Hidalgo, Texas, which are northwest of Brownsville and rail. The Company believes that the Matamoros Terminal Facility provides PMI with a less costly alternative than other LPG supply centers used by it for the importation of LPG. The Company believes that the Matamoros Terminal Facility and the Saltillo Terminal (in the future as described below) enhances its strategic position for the sale of LPG in northeastern Mexico.

     The Brownsville Terminal Facility. The Company’s Brownsville Terminal Facility occupies approximately 31 acres of land located adjacent to the Brownsville Ship Channel, a major deep-water port serving northeastern Mexico, including the city of Monterrey, and southeastern Texas. The Brownsville Terminal Facility also contains a railroad spur. Total rated storage capacity of the Brownsville Terminal Facility is approximately 675,000 gallons of LPG. The Brownsville Terminal Facility includes eleven storage tanks, five mixed product truck loading racks, two racks capable of receiving LPG delivered by truck and three railcar loading racks which permit the loading and unloading of LPG by railcar. The truck loading racks and railcar loading racks are linked to a computer-controlled loading and remote accounting system.

     The Company leases the land on which the Brownsville Terminal Facility is located from the Brownsville Navigation District (the “District”) under a lease agreement (the “Brownsville Lease”) that expires on November 30, 2006. The Company has an option to renew for five additional five year terms. Currently, substantially all of the Company’s LPG supply is received by the Leased Pipeline, which flows through pumping and metering equipment located at the Brownsville Terminal Facility and then flows through the US — Mexico Pipelines to the Matamoros Terminal Facility for offloading to trucks. Currently LPG sold by the Company to PMI which is intended to be delivered to the Matamoros Terminal Facility, may be delivered to the Brownsville Terminal Facility in the event that the Matamoros Terminal Facility temporarily cannot be used. The Brownsville Lease contains a pipeline easement to the District’s water dock facility at the Brownsville Ship Channel. The Company intends to complete upgrades (see below) which would allow the Company to utilize the water dock facility for the loading or offloading of barges of LPG or other products. The railroad loading facilities are being used by the Company for sales of LPG to other US or Canadian customers and to provide the Company with increased flexibility in managing its LPG supplies and sales.

     The Brownsville Lease provides, among other things, that if the Company complies with all the conditions and covenants therein, the leasehold improvements made to the Brownsville Terminal Facility by the Company may be removed from the premises or otherwise disposed of by the Company at the termination of the Brownsville Lease. In the event of a breach by the Company of any of the conditions or covenants of the Brownsville Lease, all improvements owned by the Company and placed on the premises shall be considered part of the real estate and shall become the property of the District.

     The US — Mexico Pipelines and Matamoros Terminal Facility. On July 26, 1999, the Company was granted a permit by the United States Department of State authorizing the Company to construct, maintain and operate two pipelines (the “US Pipelines”) crossing the international boundary line between the United States and Mexico (from the Brownsville Terminal Facility near the Port of Brownsville, Texas and El Sabino, Mexico) for the transport of LPG and refined products (motor gasoline and diesel fuel) [the “Refined Products”].

     On July 2, 1998, Penn Octane de Mexico, S.A. de C.V. (“PennMex”) (see Mexican Operations), received a permit from the Comision Reguladora de Energia (the “Mexican Energy Commission”) to build and operate one pipeline to transport LPG (the “Mexican Pipeline”) [collectively, the US Pipelines and the Mexican Pipeline are referred to as the “US — Mexico Pipelines”] from El Sabino (at the point north of the Rio Bravo) to the Matamoros Terminal Facility.

     The Company’s Mexican subsidiaries, PennMex and Termatsal, S.A. de C.V (“Termatsal”), own all of the assets related to the Mexican portion of the US - Mexico Pipelines and Matamoros Terminal Facility and the Company’s affiliate Tergas, S.A. de C.V. (“Tergas”) has been granted the permit to operate the Matamoros Terminal Facility (see Mexican Operations).

     US — Mexico Pipelines. The Company’s US-Mexico Pipelines consist of two parallel pipelines, one of approximately six inch diameter and the other of approximately eight inch diameter, running approximately 23 miles and connecting the Brownsville Terminal Facility to the Matamoros Terminal Facility. The capacity of the six inch pipeline and eight inch pipeline is approximately 840,000 gallons per day and 1.7 million gallons per day, respectively. Each of the pipelines can accommodate LPG or Refined Products.

     The Matamoros Terminal Facility. The Company’s Matamoros Terminal Facility occupies approximately 35 acres of land located approximately seven miles from the United States-Mexico border and is linked to the Brownsville Terminal Facility via the US — Mexico Pipelines. The Matamoros Terminal Facility is located in an industrial zone west of the city of Matamoros, and the Company believes that it is strategically positioned to be a centralized distribution center of LPG for the northeastern region of Mexico. Total rated storage capacity of the Matamoros Terminal Facility is approximately 270,000 gallons of LPG and there are plans to install additional storage capacity totaling approximately 630,000 gallons. The Matamoros Terminal Facility includes three storage tanks and ten specification product truck loading racks for LPG product. The truck loading racks are linked to a computer-controlled loading and remote accounting system and to the Company’s Brownsville Terminal Facility. The Matamoros Terminal Facility receives its LPG supply directly from the US — Mexico Pipelines which connect to the Leased Pipelines at the Brownsville Terminal Facility.

     Other. The Company’s other facilities and pending projects which may expand the Company’s business activities are as follows:

     The Saltillo Terminal. The Company had previously completed construction of an additional LPG terminal facility in Saltillo, Mexico (the “Saltillo Terminal”). The Company was unable to receive all the necessary approvals to operate the facility at that location. While the terminal is not currently operable, the equipment is capable of being used for its intended purpose at any other chosen location. The Company has identified an alternate site in Hipolito, Mexico, a town located in the proximity of Saltillo to establish a LPG terminal.

     The Company has accounted for the Saltillo Terminal at cost. The cost included in the balance sheet is comprised primarily of dismantled pipe, dismantled steel structures, steel storage tanks, pumps and compressors and capitalized engineering costs related to the design of the terminal. The cost of dismantling the terminal at the Saltillo location was expensed and on-going storage fees have also been expensed. The expense of the relocation, which is estimated to be $500,000, will also be expensed as incurred.

     Once completed, the Company expects the newly-constructed terminal facility to be capable of off-loading LPG from railcars to trucks. The newly-constructed terminal facility will have three truck loading racks and storage to accommodate approximately 390,000 gallons of LPG.

     Once operational, the Company can directly transport LPG via railcar from the Brownsville Terminal Facility to the Saltillo area. The Company believes that by having the capability to deliver LPG to the Saltillo area, the Company will be able to further penetrate the Mexican market for the sale of LPG.

     The Tank Farm. The Company owns four storage tanks capable of storing approximately 12.6 million gallons of Refined Products. The Company leases the land on which the Tank Farm is located from the

District under a lease agreement that expires November 30, 2006. The Company has an option to renew for five additional five year terms. The Company intends to construct additional piping to the Tank Farm which would connect the Brownsville Terminal Facility, the Tank Farm and the water dock facilities at the Brownsville Ship Channel.

     Upgrades. The Company also intends to contract for the design, installation and construction of pipelines which will connect the Brownsville Terminal Facility to the District’s water dock facilities at the Brownsville Ship Channel and install additional storage capacity. The cost of this project is expected to approximate $2.0 million. In addition the Company intends to upgrade its computer and information systems at a total estimated cost of $350,000.

     The Leased Pipeline. The Company has a lease agreement (the “Pipeline Lease”) with Seadrift, a subsidiary of Dow Hydrocarbons and Resources, Inc. (“Dow”), for approximately 132 miles of pipeline which connects Exxon’s King Ranch Gas Plant in Kleberg County, Texas and Duke Energy Corporation’s La Gloria Gas Plant in Jim Wells County, Texas, to the Company’s Brownsville Terminal Facility (the “Leased Pipeline”). As provided for in the Pipeline Lease, the Company has the right to use the Leased Pipeline solely for the transportation of LPG and refined products belonging only to the Company and not to any third party.

     The Pipeline Lease currently expires on December 31, 2013, pursuant to an amendment (the “Pipeline Lease Amendment”) entered into between the Company and Seadrift on May 21, 1997, which became effective on January 1, 1999 (the “Effective Date”). The Pipeline Lease Amendment provides, among other things, access up to 21.0 million gallons of storage located in Markham as well as other potential propane pipeline suppliers via approximately 155 miles of pipeline located between Markham and the Exxon King Ranch Gas Plant (see note K to the consolidated financial statements). The Company’s ability to utilize the storage at Markham is subject to the hydraulic and logistic capabilities of that system. The Company believes that the Pipeline Lease Amendment provides the Company increased flexibility in negotiating sales and supply agreements with its customers and suppliers.

     The Company at its own expense, installed a mid-line pump station which included the installation of additional piping, meters, valves, analyzers and pumps along the Leased Pipeline to increase the capacity of the Leased Pipeline. The Leased Pipeline’s capacity is estimated to be between 300 million and 360 million gallons per year.

     The ECCPL Pipeline. In connection with the Company’s supply agreement with Exxon, the Company was granted access to Exxon’s twelve-inch pipeline which connects from Exxon’s Viola valve station in Nueces County, Texas (near Corpus Christi, Texas) to the inlet of the King Ranch Gas Plant (the “ECCPL Pipeline”) as well as existing and other potential propane pipeline suppliers which have the ability to access the ECCPL. Under the terms of the agreement, Exxon has agreed to make available space in the ECCPL for a minimum of 420,000 gallons per day for the Company’s use.

     Distribution. Until March 2000, all of the LPG from the Leased Pipeline had been delivered to the Company’s customers at the Brownsville Terminal Facility and then transported by truck to the United States Rio Grande Valley and northeastern Mexico by the customers or by railcar to customers in the United States and Canada. From April 2000 through February 2001, the Company began operating the Matamoros Terminal Facility, whereby a portion of the LPG sold to PMI was delivered through the US — Mexico Pipelines to the Matamoros Terminal Facility for further distribution by truck in northeastern Mexico.

     Since March 2001, PMI has primarily used the Matamoros Terminal Facility to load LPG purchased from the Company for distribution by truck in Mexico. The Company continues to use the Brownsville Terminal Facility in connection with LPG delivered by railcar to other customers, storage and as an alternative terminal in the event the Matamoros Terminal Facility cannot be used.

     LPG Sales to PMI. The Company entered into sales agreements with PMI for the period from April 1, 2000 through March 31, 2001 (the “Old Agreements”), for the annual sale of a combined minimum of 151.2 million gallons of LPG, mixed to PMI specifications, subject to seasonal variability, to be delivered to PMI at the Company’s terminal facilities in Matamoros, Tamaulipas, Mexico or alternate delivery points as prescribed under the Old Agreements.

     On October 11, 2000, the Old Agreements were amended to increase the minimum amount of LPG to be purchased during the period from November 2000 through March 2001 by 7.5 million gallons resulting in a new annual combined minimum commitment of 158.7 million gallons. Under the terms of the Old Agreements, sales prices were indexed to variable posted prices.

     Upon the expiration of the Old Agreements, PMI confirmed to the Company in writing (the “Confirmation”) on April 26, 2001, the terms of a new agreement effective April 1, 2001, subject to revisions to be provided by PMI’s legal department. The Confirmation provided for minimum monthly volumes of 19.0 million gallons at indexed variable posted prices plus premiums that provided the Company with annual fixed margins, which were to increase annually over a three-year period. The Company was also entitled to receive additional fees for any volumes which were undelivered. From April 1, 2001 through December 31, 2001, the Company and PMI operated under the terms provided for in the Confirmation. During January 1, 2002 through February 28, 2002, PMI purchased monthly volumes of approximately 17.0 million gallons per month at slightly higher premiums than those specified in the Confirmation.

     From April 1, 2001 through November 30, 2001, the Company sold to PMI approximately 39.6 million gallons (the “Sold LPG”) for which PMI had not taken delivery. The Company received the posted price plus other fees on the Sold LPG but did not receive the fixed margin referred to in the Confirmation (see note B9 to the consolidated financial statements). At July 31, 2001, the obligation to deliver LPG totaled approximately $11.5 million related to such sales (approximately 26.6 million gallons). During the period from December 1, 2001 through March 31, 2002, the Company delivered the Sold LPG to PMI and collected the fixed margin referred to in the Confirmation.

     Effective March 1, 2002, the Company and PMI entered into a contract for the minimum monthly sale of 17.0 million gallons of LPG, subject to monthly adjustments based on seasonality (the “Contract”). The Contract expires on May 31, 2004, except that the Contract may be terminated by either party upon 90 days written notice, or upon a change of circumstances as defined under the Contract.

     PMI has primarily used the Matamoros Terminal Facility to load LPG purchased from the Company for distribution by truck in Mexico. The Company continues to use the Brownsville Terminal Facility in connection with LPG delivered by railcar to other customers, storage and as an alternative terminal in the event the Matamoros Terminal Facility cannot be used.

     In connection with the Contract, the parties also executed a settlement agreement, whereby the parties released each other in connection with all disputes between the parties arising during the period April 1, 2001 through February 28, 2002, and previous claims related to the contract for the period April 1, 2000 through March 31, 2001.

     Revenues from PMI totaled approximately $132.8 million for the year ended July 31, 2003, representing approximately 82.0% of total revenues for the period.

     Acquisition of Mexican Subsidiaries. Effective April 1, 2001, the Company completed the purchase of 100% of the outstanding common stock of both Termatsal and PennMex (the “Mexican Subsidiaries”), previous affiliates of the Company which were principally owned by a former officer and director (see note D to the consolidated financial statements). The Company paid a nominal purchase price of approximately $5,000 for each Mexican subsidiary. As a result of the acquisition, the Company has included the results of the Mexican Subsidiaries in its consolidated financial statements at July 31, 2001, 2002 and 2003. Since inception, the operations of the Mexican Subsidiaries had been funded by the Company and such amounts funded were included in the Company’s consolidated financial statements prior to the acquisition date. Therefore, there were no material differences between the amounts previously reported by the Company and the amounts that would have been reported by the Company had the Mexican Subsidiaries been consolidated since inception.

     During July 2003, the Company acquired an option to purchase Tergas for a nominal price of approximately $5,000 from Mr. Soriano and Mr. Abelardo Mier, a consultant of the Company (see note D to the consolidated financial statements).

     Mexican Operations. Under current Mexican law, foreign ownership of Mexican entities involved in the distribution of LPG or the operation of LPG terminal facilities is prohibited. Foreign ownership is permitted in the transportation and storage of LPG. Mexican law also provides that a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage or distribution). PennMex has a transportation permit and the other Mexican Subsidiary owns, leases, or is in the process of obtaining the land or rights of way used in the construction of the Mexican portion of the US-Mexico Pipelines, and own the Mexican portion of the assets comprising the US-Mexico Pipelines, the Matamoros Terminal Facility and the Saltillo Terminal. Tergas has been granted the permit to operate the Matamoros Terminal Facility and the Company relies on Tergas’ permit to continue its delivery of LPG at the Matamoros Terminal Facility. Tergas is owned 95% by Mr. Soriano and the remaining balance is owned by Mr. Mier (see above). The Company pays Tergas its actual cost for distribution services at the Matamoros Terminal Facility plus a small profit.

     Deregulation of the LPG Industry in Mexico. The Mexican petroleum industry is governed by the Ley Reglarmentaria del Artículo 27 Constitutional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Constitution of Mexico concerning Petroleum Affairs (the “Regulatory Law”)), and Ley Orgánica del Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities (the “Organic Law”)). Under Mexican law and related regulations, PEMEX is entrusted with the central planning and the strategic management of Mexico’s petroleum industry, including importation, sales and transportation of LPG. In carrying out this role, PEMEX controls pricing and distribution of various petrochemical products, including LPG.

     Beginning in 1995, as part of a national privatization program, the Regulatory Law was amended to permit private entities to transport, store and distribute natural gas with the approval of the Ministry of Energy. As part of this national privatization program, the Mexican Government is expected to deregulate the LPG market (“Deregulation”). In June 1999, the Regulatory Law for LPG was changed to permit foreign entities to participate without limitation in the defined LPG activities related to transportation and storage. However, foreign entities are prohibited from participating in the distribution of LPG in Mexico. Upon Deregulation, Mexican entities will be able to import LPG into Mexico. Under Mexican law, a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage and distribution). The Company or its affiliates expect to sell LPG directly to independent Mexican distributors as well as PMI upon Deregulation. The Company anticipates that the independent Mexican distributors will be required to obtain authorization from the Mexican government for the importation of LPG upon Deregulation prior to entering into contracts with the Company.

     During July 2001, the Mexican government announced that it would begin to accept applications from Mexican companies for permits to allow for the importation of LPG pursuant to provisions already provided for under existing Mexican law.

     In connection with the above, in August 2001, Tergas received a one year permit from the Mexican government to import LPG. During September 2001, the Mexican government asked Tergas to defer use of the permit and, as a result, the Company did not sell LPG to distributors other than PMI. In March 2002, the Mexican government again announced its intention to issue permits for free importation of LPG into Mexico by distributors and others beginning August 2002, which was again delayed. Tergas’ permit to import LPG expired during August 2002. Tergas intends to obtain a new permit when the Mexican government begins to accept applications once more. As a result of the foregoing, it is uncertain as to when, if ever, Deregulation will actually occur and the effect, if any, it will have on the Company. However, should Deregulation occur, it is the Company’s intention to sell LPG directly to distributors in Mexico as well as to PMI. Tergas also received authorization from Mexican Customs authorities regarding the use of the US-Mexico Pipelines for the importation of LPG.

     The point of sale for LPG sold to PMI which flows through the US — Mexico Pipelines for delivery to the Matamoros Terminal Facility is the United States - Mexico border. For LPG delivered into Mexico, PMI is the importer of record.

     LPG Supply. Effective October 1, 1999, the Company and Exxon entered into a ten year LPG supply contract, as amended (the “Exxon Supply Contract”), whereby Exxon has agreed to supply and the Company has agreed to take, 100% of Exxon’s owned or controlled volume of propane and butane available at Exxon’s King Ranch Gas Plant (the “Plant”) up to 13.9 million gallons per month blended in accordance with required specifications (the “Plant Commitment”). For the year ending July 31, 2003, under the Exxon Supply Contract, Exxon has supplied an average of approximately 13.8 million gallons of LPG per month. The purchase price is indexed to variable posted prices.

     In addition, under the terms of the Exxon Supply Contract, Exxon made its Corpus Christi Pipeline (the “ECCPL”) operational in September 2000. The ability to utilize the ECCPL allows the Company to acquire an additional supply of propane from other propane suppliers located near Corpus Christi, Texas (the “Additional Propane Supply”), and bring the Additional Propane Supply to the Plant (the “ECCPL Supply”) for blending to the required specifications and then delivered into the Leased Pipeline. The Company agreed to flow a minimum of 122.0 million gallons per year of Additional Propane Supply through the ECCPL until September 2004. The Company is required to pay minimum utilization fees associated with the use of the ECCPL until September 2004. Thereafter the utilization fees will be based on the actual utilization of the ECCPL.

     In September 1999, the Company and El Paso NGL Marketing Company, L.P. (“El Paso”) entered into a three year supply agreement (the “El Paso Supply Agreement”) whereby El Paso agreed to supply and the Company agreed to take, a monthly average of 2.5 million gallons of propane (the “El Paso Supply”) beginning in October 1999 and expiring on September 30, 2002. The El Paso Supply Agreement was not renewed. The purchase price was indexed to variable posted prices.

     In March 2000, the Company and Koch Hydrocarbon Company (“Koch”) entered into a three year supply agreement (the “Koch Supply Contract”) whereby Koch has agreed to supply and the Company has agreed to take, a monthly average of 8.2 million gallons (the “Koch Supply”) of propane beginning April 1, 2000, subject to the actual amounts of propane purchased by Koch from the refinery owned by its affiliate, Koch Petroleum Group, L.P. In March 2003 the Company extended the Koch Supply Contract for an additional year pursuant to the Koch Supply Contract which provides for automatic annual renewals unless terminated in writing by either party. For the year ending July 31, 2003, under the Koch Supply Contract, Koch has supplied an average of approximately 5.8 million gallons of propane per month. The purchase price is indexed to variable posted prices. Furthermore, prior to April 2002, the Company paid additional charges associated with the construction of a new pipeline interconnection which was paid through additional adjustments to the purchase price (totaling approximately $1.0 million) which allows deliveries of the Koch Supply into the ECCPL.

     During March 2000, the Company and Duke Energy NGL Services, Inc. (“Duke”) entered into a three year supply agreement (the “Duke Supply Contract”) whereby Duke has agreed to supply and the Company has agreed to take, a monthly average of 1.9 million gallons (the “Duke Supply”) of propane or propane/butane mix beginning April 1, 2000. In March 2003 the Company extended the Duke Supply Contract for an additional year pursuant to the Duke Supply Contract which provides for automatic annual renewals unless terminated in writing by either party. The purchase price is indexed to variable posted prices.

     The Company is currently purchasing LPG from the above-mentioned suppliers (the “Suppliers”). The Company’s aggregate costs per gallon to purchase LPG (less any applicable adjustments) are below the aggregate sales prices per gallon of LPG sold to its customers.

     As described above, the Company has entered into supply agreements for quantities of LPG totaling approximately 24.0 million gallons per month excluding El Paso (actual deliveries have been approximately 21.3 million gallons per month during fiscal 2003 excluding El Paso), although the Contract provides for lesser quantities.

     In addition to the LPG costs charged by the Suppliers, the Company also incurs additional costs to deliver the LPG to the Company’s facilities. Furthermore, the Company may incur significant additional costs associated with the storage, disposal and/or changes in LPG prices resulting from the excess of the Plant Commitment, Koch Supply or Duke Supply over actual sales volumes. Under the terms of the Supply Contracts, the Company must provide letters of credit in amounts equal to the cost of the product to be purchased. In addition, the cost of the product purchased is tied directly to overall market conditions. As a result, the Company’s existing letter of credit facility may not be adequate to meet the letter of credit requirements under agreements with the Suppliers or other suppliers due to increases in quantities of LPG purchased and/or to finance future price increases of LPG.

Competition

     LPG. LPG production within Mexico could impact the quantity of LPG imported into Mexico. The Company competes with several major oil and gas and trucking companies and other foreign suppliers of LPG for the export of LPG to Mexico. In many cases, these companies own or control their LPG supply and have significantly greater financial and human resources than the Company. The Company is aware of several cross border pipeline permits which have been granted to others for transportation of LPG and/or refined products. However, the Company is not aware of any such pipelines currently operating.

     The Company competes in the supply of LPG on the basis of service, price and volume. As such, LPG providers who own or control their LPG supply may have a competitive advantage over their competitors. As a result of the Supply Contracts, the Company believes that it has committed to purchase a significant amount of the LPG supply available in south Texas which could be delivered competitively to northeastern Mexico.

     Pipelines generally provide a relatively low-cost alternative for the transportation of petroleum products; however, at certain times of the year, trucking companies may reduce their transportation rates charged to levels lower than those charged by the Company. In addition, other suppliers of LPG may reduce their sales prices to encourage additional sales. The Company believes that such reductions are limited in both duration and volumes and that on an annualized basis the ECCPL, the Leased Pipeline and the US — Mexico Pipelines provide a transportation cost advantage over the Company’s competitors.

     The Company believes that its ECCLP, Leased Pipeline, the US-Mexico Pipelines and the geographic location of the Brownsville Terminal Facility, the Matamoros Terminal Facility and the Saltillo Terminal (in the future as described above) leave it well positioned to successfully compete for LPG supply contracts with PMI and, upon Deregulation, if ever, with local distributors in northeastern Mexico.

Environmental and Other Regulations

     The operations of the Company including its Mexico operations are subject to certain federal, state and local laws and regulations relating to the protection of the environment, and future regulations may impose additional requirements. Although the Company believes that its operations are in compliance with applicable environmental laws and regulations, because the requirements imposed by environmental laws and regulations are frequently changed, the Company is unable to predict with certainty the ultimate cost of compliance with such requirements and its effect on the Company’s operations and business prospects.

     Certain of the Company’s United States operations are subject to regulation by the Texas Railroad Commission and/or the United States Department of Transportation. The Company believes it is in compliance with all applicable regulations. However, there can be no assurance that these laws will not change in the future, or if such a change were to occur, that the ultimate cost of compliance with such requirements and its effect on the Company’s operations and business prospects would not be significant.

Employees

     As of July 31, 2003, the Company has 22 employees, including two in finance, six in sales, seven in administration and seven in production. The Company retains subcontractors and three full time consultants in connection with its Mexico related operations. The Company also funds salaries related to its affiliate, Tergas in connection with the operation of the Matamoros Terminal Facility.

     The Company has not experienced any work stoppages and considers relations with its employees to be satisfactory.

Financial Information About Geographic Areas

     Property, plant and equipment, net of accumulated depreciation, located in the U.S. and Mexico were as follows for the fiscal years ended July 31,:

	2001	2002	2003
U.S.	$11,521,638	$11,568,228	$11,250,443
Mexico	6,738,746	6,782,557	6,427,387

Total	$18,260,384	$18,350,785	$17,677,830

Rio Vista Energy Partners L.P.

     On July 10, 2003, the Company formed Rio Vista Energy Partners L.P. (the “Partnership”), a Delaware partnership. The Partnership is a wholly owned subsidiary of the Company. The Partnership has invested in two subsidiaries, Rio Vista Operating Partnership L.P. (.1% owned by Rio Vista Operating G.P. LLC and 99.9% owned by the Company) and Rio Vista Operating GP LLC (wholly owned by the Partnership). The above subsidiaries are newly formed and are currently inactive.

     The Company formed the Partnership for the purpose of transferring a 99.9% interest in Rio Vista Operating Partnership L.P. (L.P. Transfer), which will own substantially all of the Company’s owned pipeline and terminal assets in Brownsville and Matamoros, (the “Asset Transfer”) in exchange for a 2% general partner interest and a 98% limited partnership interest in the Partnership. The Company intends to spin off 100% of the limited partner units to its common stockholders (the “Spin-Off”), resulting in the Partnership becoming an independent public company. The remaining 2% general partner interest will be initially owned and controlled by the Company and the Company will be responsible for the management of the Partnership. The Company will account for the Spin-Off at historical cost.

     During September 2003, the Company’s Board of Directors and the Independent Committee of its Board of Directors formally approved the terms of the Spin-Off and the Partnership filed a Form 10 registration statement with the Securities and Exchange Commission. The Board of Directors anticipates that the Spin-Off will occur in late 2003 or in 2004, subject to a number of conditions, including the receipt of an independent appraisal of the assets to be transferred by the Company to the Partnership in connection with the Spin-Off that supports an acceptable level of federal income taxes to the Company as a result of the Spin-Off; the absence of any contractual and regulatory restraints or prohibitions preventing the consummation of the Spin-Off; and final action by the Board of Directors to set the record date and distribution date for the Spin-Off and the effectiveness of the registration statement.

     Each shareholder of the Company will receive one common unit of the limited partnership interest in the Partnership for every eight shares of the Company’s common stock owned as of the record date.

     Warrants issued to holders of the existing unexercised warrants of the Company will be exchanged in connection with the Spin-Off whereby the holder will receive options to acquire unissued units in the Partnership and unissued common shares of the Company in exchange for the existing warrants. The number of units and shares subject to exercise and the exercise price will be set to equalize each option’s value before and after the Spin-Off.

     Ninety-eight percent of the cash distributions from the Partnership will be distributed to the limited unit holders and the remaining 2% will be distributed to the general partner for distributions up to $1.25 per unit annually (approximately $2.5 million per year). Distributions in excess of that amount will be shared by the limited unit holders and the general partner based on a formula whereby the general partner will receive disproportionately more distributions per unit than the limited unit holders as annual cash distributions exceed certain milestones.

     Subsequent to the L.P. Transfer, the Partnership will sell LPG directly to PMI and will purchase LPG from the Company under a long-term supply agreement. The purchase price of the LPG from the Company will be determined based on the Company’s cost to acquire LPG and a formula that takes into consideration operating costs of both the Company and the Partnership.

     In connection with the Spin-Off, the Company will grant to Mr. Richter and Shore Capital LLC (“Shore”), a company owned by Mr. Shore, options to each purchase 25% of the limited liability company interests in the general partner of the Partnership. It is anticipated that Mr. Richter and Shore will exercise these options immediately after the Spin-Off occurs. The exercise price for each option will be the pro rata share (.5%) of the Partnership’s tax basis capital immediately after the Spin-Off. The Company will retain voting control of the Partnership pursuant to a voting agreement. In addition, Shore will also receive an option to acquire 5% of the common stock of the Company and 5% of the limited partnership interest in the Partnership at a combined equivalent exercise price of $2.20 per share.

     The Partnership will be liable as guarantor for the Company’s collateralized debt (see note P to the consolidated financial statements) and will continue to pledge all of its assets as collateral. The Partnership may also be prohibited from making any distributions to unit holders if it would cause an event of default, or if an event of default is existing, under the Company’s revolving credit facilities, or any other covenant which may exist under any other credit arrangement or other regulatory requirement at the time.

     The Spin-Off will be a taxable transaction for federal income tax purposes (and may also be taxable under applicable state, local and foreign tax laws) to both the Company and its stockholders. The Company intends to treat the Spin-Off as a “partial liquidation” for federal income tax purposes. A “partial liquidation” is defined under Section 302(e) of the Code as a distribution that (i) is “not essentially equivalent to a dividend,” as determined at the corporate level, which generally requires a genuine contraction of the business of the corporation, (ii) constitutes a redemption of stock and (iii) is made pursuant to a plan of partial liquidation and within the taxable year in which the plan is adopted or within the succeeding taxable year.

     The Company may have a federal income tax liability in connection with the Spin-Off. If the income tax liability resulting from the Spin-Off is greater than $2.5 million, the Partnership has agreed to indemnify the Company for any tax liability resulting from the transaction which is in excess of that amount.

     The Company believes that the Spin-Off, which effectively separates the Partnership, as a limited partnership, from the Company will provide greater growth opportunities for each company and the following overall benefits to the Company’s share holders:

•	Tax Efficiency. As a limited partnership, the Partnership will be able to operate in a more tax efficient manner by eliminating corporate federal income taxes on a portion of future taxable income which would have been fully subject to corporate federal income taxes.

•	Raising Capital. As a limited partnership, the Company believes that the Partnership will have an improved ability to raise capital for expansion. This expansion will benefit the Company directly though anticipated contractual arrangements between the parties and indirectly, through the Company’s general partner interest.

•	Acquisitions. Due to industry preference and familiarity with the limited partnership structure, the Company anticipates that the Company will improve its competitiveness in making acquisitions of assets that generate “qualifying income,” as this term is defined in Section 7704 of the Internal Revenue Code.

•	Recognition. As a limited partnership, the Company anticipates that both the Company and the Partnership will receive increased analyst coverage and acceptance in the marketplace.

Item 2. Properties.

     As of July 31, 2003, the Company owned, leased or had access to the following facilities:

		Approximate	Lease, Own
Location	Type of Facility	Size	or Access(2)
Brownsville, Texas	Pipeline interconnection and railcar and truck loading facilities, LPG storage facilities, on-site administrative offices	16,071 bbls of storage	Owned(1)(7)

	Land	31 acres	Leased(1)

Brownsville, Texas	Brownsville Terminal Facility building	19,200 square feet	Owned(1)(7)

Extending from Kleberg County, Texas to Cameron County, Texas	Seadrift Pipeline	132 miles	Leased(3)

Markham, Texas	Salt Dome Storage	500,000 bbls of storage	Access(3)

Markham, Texas to King Ranch Plant	Seadrift Pipeline	155 mile pipeline	Access(3)

Extending from Nueces County, Texas to King Ranch Plant	ECCPL Pipeline	46 miles	Access(6)

Extending from Brownsville, Texas to Matamoros, Mexico	US-Mexico Pipelines	23 miles	Owned

Matamoros, Mexico	Pipeline interconnection, LPG truck loading facilities, LPG storage facilities, on-site administration office and the land	35 acres	Owned

Brownsville, Texas	Pipeline interconnection, Refined Products storage tanks	300,000 bbls of storage	Owned(5)(7)

	Land	12 acres	Leased(5)

Palm Desert, California	Penn Octane Corporation Headquarters	3,400 square feet	Leased(4)

(1)	The Company’s lease with respect to the Brownsville Terminal Facility expires on November 30, 2006.

(2)	The Company’s assets are pledged or committed to be pledged as collateral (see notes to the consolidated financial statements).

(3)	The Company’s lease with Seadrift expires December 31, 2013. The Company has reserved for the calendar year ending December 31, 2003, 200,000 bbls of storage.

(4)	The Company’s lease with respect to its headquarters offices expires October 31, 2003. The Company expects to renew the lease. The monthly lease payments approximate $3,400 a month.

(5)	The Company’s lease with respect to the Tank Farm expires in November 30, 2006.

(6)	The Company’s use of the ECCPL is pursuant to the Exxon Supply Contract, which expires on September 30, 2009.

(7)	The facilities can be removed upon termination of the lease.

For information concerning the Company’s operating lease commitments, see note K to the consolidated financial statements.

Item 3. Legal Proceedings.

     On March 16, 1999, the Company settled a lawsuit in mediation with its former chairman of the board, Jorge V. Duran. The total settlement costs recorded by the Company at July 31, 1999, was $456,300. The parties had agreed to extend the date on which the payments were required in connection with the settlement including the issuance of the common stock. On July 26, 2000, the parties executed final settlement agreements whereby the Company paid the required cash payment of $150,000. During September 2000, the Company issued the required stock.

     On July 10, 2001, litigation was filed in the 164th Judicial District Court of Harris County, Texas by Jorge V. Duran and Ware, Snow, Fogel & Jackson L.L.P. against the Company alleging breach of contract, common law fraud and statutory fraud in connection with the settlement agreement between the parties dated July 26, 2000. Plaintiffs were seeking actual and punitive damages. During July 2003 the lawsuit was settled whereby the Company agreed to pay the plaintiffs $45,000.

     In November 2000, the litigation between the Company and A.E. Schmidt Environmental was settled in mediation for $100,000 without admission as to fault.

     During August 2000, the Company and WIN Capital Corporation (WIN) settled litigation whereby the Company issued WIN 12,500 shares of common stock of the Company. The value of the stock, totaling approximately $82,000 at the time of settlement, was recorded in the Company’s consolidated financial statements at July 31, 2000.

     On March 2, 2000, litigation was filed in the Superior Court of California, County of San Bernardino by Omnitrans against Penn Octane Corporation, Penn Wilson and several other third parties alleging breach of contract, fraud and other causes of action related to the construction of a refueling station by a third party. Penn Octane Corporation and Penn Wilson, have both been dismissed from the litigation pursuant to a summary judgment. Omnitrans appealed the summary judgment in favor of the Company and Penn Wilson. During August 2003, the Appellate Court issued a preliminary decision denying Omnitran’s appeal of the summary judgment in favor of the Company and Penn Wilson. Oral argument on Omnitran’s appeal is set for November 2003.

     On August 7, 2001, a Mexican company, Intertek Testing Services de Mexico, S.A. de C.V. (the “Plaintiff’), which contracts with PMI for LPG testing services required to be performed under the Contract, filed suit in the Superior Court of California, County of San Mateo against the Company alleging breach of contract. During April 2003 the case proceeded to a jury trial. The Plaintiff demanded from the judge and jury approximately $850,000 in damages and interest. During May 2003, the jury found substantially in favor of the Company and awarded damages to Intertek of only approximately $228,000 and said sum was recorded as a judgment on June 5, 2003 and during August 2003 the Court awarded the Plaintiff interest and costs totaling approximately $50,000. In connection with the judgment, and the additional interest and costs, the Company recorded an additional expense of approximately $106,000 as of July 31, 2003 representing the additional expense over amounts previously accrued.

     On October 11, 2001, litigation was filed in the 197th Judicial District court of Cameron County, Texas by the Company against Tanner Pipeline Services, Inc. (“Tanner”); Cause No. 2001-10-4448-C alleging negligence and aided breaches of fiduciary duties on behalf of CPSC International, Inc. (CPSC) in connection with the construction of the US Pipelines. During September 2003, the Company entered into a settlement agreement with Tanner whereby Tanner was required to reimburse the Company for $50,000 to be paid through the reduction of the final payments on Tanner’s note (see note H to consolidated financial statements).

     The Company and its subsidiaries are also involved with other proceedings, lawsuits and claims. The Company believes that the liabilities, if any, ultimately resulting from such proceedings, lawsuits and claims, including those discussed above, should not materially affect its consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

The 2002 Annual Meeting of Stockholders of the Company (the “Meeting”) was held at the Company’s executive offices on July 31, 2003. The record date for the Meeting was July 14, 2003. Proxies for the meeting were solicited pursuant to Regulation 14A under the Exchange Act. There was no solicitation in opposition to management’s two proposals, and all of the nominees for election as director were elected. The results of the voting by the stockholders for each proposal are presented below.

Proposal #1	Election of Directors

Name of Director Elected	Votes For	Votes Withheld
Jerome B. Richter	8,476,104	18,764
Richard “Beau” Shore, Jr.	8,476,104	18,764
Charles Handly	8,476,104	18,764
Ian T. Bothwell	8,476,104	18,764
Jerry L. Lockett	8,476,104	18,764
Stewart J. Paperin	8,476,104	18,764
Harvey L. Benenson	8,476,104	18,764
Emmett M. Murphy	8,476,104	18,764

Proposal #2	Ratification of the appointment of Burton McCumber & Cortez, L.L.P. as the independent auditors of the Company for the fiscal year ending July 31, 2003.

For	Against	Abstain
8,493,368	1,100	400

PART II

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters.

     The Company’s common stock began trading in the over-the-counter (“OTC”) market on the Nasdaq SmallCap Market under the symbol “POCC” in December 1995.

     The following table sets forth the reported high ask and low bid quotations of the common stock for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	LOW	HIGH
Fiscal Year Ended July 31, 2002:
First Quarter	$3.51	$4.50
Second Quarter	3.03	3.95
Third Quarter	2.18	3.70
Fourth Quarter	2.50	4.15
Fiscal Year Ended July 31, 2003:
First Quarter	$1.90	$3.14
Second Quarter	2.02	3.30
Third Quarter	2.26	3.05
Fourth Quarter	2.51	3.75

     On October 10, 2003, the closing bid price of the common stock as reported on the Nasdaq SmallCap Market was $3.05 per share. On October 10, 2003, the Company had 15,328,817 shares of common stock outstanding and approximately 300 holders of record of the common stock.

     The Company has not paid any common stock dividends to stockholders and does not intend to pay any common stock dividends to stockholders in the foreseeable future and intends to retain any future earnings for capital expenditures and otherwise to fund the Company’s operations.

Recent Sales of Unregistered Securities

     In connection with the Board Plan, during August 2001, the Board granted warrants to purchase 10,000 and 20,000 shares of common stock of the Company at exercise prices of $3.99 and $4.05 per share to outside directors.

     During August and September 2001, warrants to purchase 37,500 and 275,933 shares, respectively, of common stock of the Company were exercised by certain holders of warrants, through reductions of debt obligations.

     During September 2001, the Company issued 1,000 shares of common stock of the Company to an employee of the Company as a bonus. In connection with the issuance of the shares, the Company recorded an expense of $2,800 based on the market value of the stock issued.

     During November 2001, warrants to purchase a total of 78,750 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $137,813.

     In connection with the Board Plan, during November 2001 the Board granted warrants to purchase 30,000 shares of common stock of the Company at exercise prices of $3.66 per share to a newly appointed outside director.

     During December 2001, the Company entered into agreements (the “Restructuring Agreements”) with the holders of $3.1 million in principal amount of the notes (the “Notes”) providing for the restructuring of such Notes (the “Restructuring”) whereby the due date for $3.1 million of principal due on the Notes was extended to June 15, 2002. In connection with the extension, the Company agreed to (i) continue paying interest at a rate of 16.5% annually on the Notes, payable quarterly, (ii) pay the holders of the Notes a fee equal to 1% on the principal amount of the Notes, (iii) modify the warrants held by the holders of the Notes by extending the expiration date to December 14, 2004 and (iv) remove the Company’s repurchase rights with regard to the warrants.

     During June 2002, the Company and certain holders of the Notes (the “New Accepting Noteholders”) reached an agreement whereby the due date for approximately $3.0 million of principal due on the New Accepting Noteholders’ Notes were extended to December 15, 2002. The New Accepting Noteholders’ Notes will continue to bear interest at 16.5% per annum. Interest is payable on the outstanding balance on specified dates through December 15, 2002. The Company paid a fee of 1.5% on the principal amount of the New Accepting Noteholders’ Notes on July 1, 2002.

     During June 2002, the Company issued a note for $100,000 (the “New Note”) to a holder of the Notes. The New Note provides for similar terms and conditions as the New Accepting Noteholders’ Notes.

     During June 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $62,500.

     During July 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $62,500.

     In connection with the Board Plan, during August 2002 the Board granted warrants to purchase 20,000 shares of common stock of the Company at exercise price of $3.10 per share to outside directors.

     In connection with the Board Plan, during November 2002 the Board granted warrants to purchase 10,000 shares of common stock of the Company at exercise prices of $2.27 per share to an outside director. Based on the provisions of APB 25, no compensation expense was recorded for these warrants.

     During December 2002, the Company and certain holders of New Accepting Noteholders’ notes and holder of the Additional Note (the “Extending Noteholders”) reached an agreement whereby the due date for $2.7 million of principal due on the Extending Noteholders’ notes were extended to December 15, 2003. Under the terms of the agreement, the Extending Noteholders’ notes will continue to bear interest at 16.5% per annum. Interest is payable quarterly on the outstanding balances beginning on March 15, 2003 (the December 15, 2002 interest was paid on January 1, 2003). In addition, the Company is required to pay principal in equal monthly installments beginning March 2003 (approximately $1.2 million of principal was paid through the period ended April 30, 2003 of which $1.0 million was reduced in connection with the exercise of warrants and purchase of common stock — see below). The Company may prepay the Extending Noteholders’ notes at any time. The Company is also required to pay a fee of 1.5% on the principal amount of the Extending Noteholders’ notes which are outstanding on December 15, 2002, March 15, 2003, June 15, 2003 and September 15, 2003. The Company also agreed to extend the expiration date on the warrants held by the Extending Noteholders in connection with the issuance of the Extending Noteholders’ notes to December 15, 2006. In connection with the extension of the warrants, the Company recorded a discount of $316,665 related to the additional value of the modified warrants of which $240,043 has been amortized for the year ended July 31, 2003.

     During December 2002, the Company issued a note for $250,000 (the “$250,000 Note”) to a holder of the Extending Noteholders’ notes. The note provides for similar terms and conditions as the Extending Noteholders’ notes.

     During March 2003, warrants to purchase 250,000 shares of common stock of the Company were exercised by a certain holder of the Warrants and New Warrants, through reductions of debt obligations (see note H to the consolidated financial statements).

     During March 2003, a holder of the Extending Noteholders’ notes agreed to acquire 161,392 shares of common stock of the Company at a price of $2.50 per share. The purchase price was paid through the cancellation of outstanding debt and accrued interest owed to the holder totaling $403,480 (see note H to the consolidated financial statements).

     In connection with the Board Plan, during August 2003 the Board granted warrants to purchase 20,000 shares of common stock of the Company at exercise prices of $3.22 and $3.28 per share to outside directors. Based on the provisions of APB 25, no compensation expense was recorded for these warrants.

     During September 2003, warrants to purchase 32,250 shares of common stock of the Company were exercised resulting in cash proceeds to the Company of $80,625.

     During September 2003, the Company issued 21,818 shares of common stock of the Company to Mr. Bracamontes, a former officer and director of the Company as severance compensation (see note D to the consolidated financial statements). In connection with the issuance of the shares, the Company recorded an expense of approximately $75,000 based on the market value of the stock issued.

     The above transactions were issued without registration under the Securities Act of 1933, as amended, in reliance upon the exemptions from the registration provisions thereof, contained in Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

Equity Compensation Plans

     The following table provides information concerning the Company’s equity compensation plans as of July 31, 2003.

			Number of securities
			remaining available for
	Number of securities		future issuance under
	to be issued upon	Weighted-average	equity compensation
	exercise of outstanding	exercise price of	plans (excluding
	options, warrants and	outstanding options,	securities reflected in
Plan category	rights	warrants and rights	column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,180,000	$4.79	1,500,000	(1)(2)
Equity compensation plans not approved by security holders (3)	1,412,179	$2.69	—

Total	3,592,179	$3.97	1,500,000

(1)	Pursuant to the Company’s Board Plan, the outside directors are entitled to receive warrants to purchase 20,000 shares of common stock of the Company upon their initial election as a director and warrants to purchase 10,000 shares of common stock of the Company for each year of service as a director.

(2)	Pursuant to the Company’s 2001 Warrant Plan, the Company may issue warrants to purchase up to 1.5 million shares of common stock of the Company.

(3)	The Company was not required to obtain shareholder approval for these securities.

Item 6. Selected Financial Data.

     The following selected consolidated financial data for each of the years in the five-year period ended July 31, 2003, have been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of the Company and related notes included elsewhere herein. All information is in thousands, except per-share data.

	Year Ended July 31,
	1999		2000	2001	2002	2003
Revenues	$35,338	(1)	$98,515	$150,700	$142,156	$162,490
Income (loss) from continuing operations	1,125		1,461	(8,094)	4,123	1,958
Net income (loss)	545		1,461	(8,094)	4,123	1,958
Net income (loss) from continuing operations per common share	.11		.11	(.57)	.28	.13
Net income (loss) per common share	.05		.11	(.57)	.28	.13
Total assets	8,909		31,537	40,070	30,155	27,838
Long-term obligations	259		1,465	3,274	612	60

(1) The operations of PennWilson for the period from August 1, 1997 (date of incorporation) through May 25, 1999, the date operations were discontinued, are presented in the consolidated financial statements as discontinued operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion of the Company’s results of operations and liquidity and capital resources should be read in conjunction with the consolidated financial statements of the Company and related notes thereto appearing elsewhere herein. References to specific years preceded by “fiscal” (e.g. fiscal 2003) refer to the Company’s fiscal year ended July 31.

Overview

     The Company has been principally engaged in the purchase, transportation and sale of LPG for distribution into northeast Mexico. In connection with the Company’s desire to reduce quantities of inventory, the Company also sells LPG to U.S. and Canadian customers.

     During fiscal 2003, the Company derived 82% of its revenues from sales of LPG to PMI, its primary customer.

     The Company provides products and services through a combination of fixed-margin and fixed-price contracts. Costs included in cost of goods sold, other than the purchase price of LPG, may affect actual profits from sales, including costs relating to transportation, storage, leases and maintenance. Mismatches in volumes of LPG purchased from suppliers and volumes sold to PMI or others could result in gains during periods of rising LPG prices or losses during periods of declining LPG prices as a result of holding inventories or disposing of excess inventories.

LPG Sales

     The following table shows the Company’s volume sold in gallons and average sales price for fiscal years ended July 31, 2001, 2002 and 2003.

	2001	2002	2003
Volume Sold
LPG (millions of gallons) – PMI	167.2	243.5	211.1
LPG (million of gallons) – Other	71.4	76.1	56.4

	238.6	319.6	267.5
Average sales price
LPG (per gallon) – PMI	$0.67	$0.46	$0.63
LPG (per gallon) – Other	0.55	0.47	0.52

Results of Operations

Year Ended July 31, 2003 Compared with July 31, 2002

     Revenues. Revenues for the year ended July 31, 2003, were $162.5 million compared with $142.2 million for the year ended July 31, 2002, an increase of $20.3 million or 14.3%. Of this increase, $42.4 million was attributable to increases in average sales prices of LPG sold to PMI during the year ended July 31, 2003 and $8.4 million was attributable to increased average sales prices of LPG sold to customers other than PMI during the year ended July 31, 2003, partially offset by $20.4 million attributable to decreased volumes of LPG sold to PMI during the year ended July 31, 2003 and $10.2 million attributable to decreased volumes of LPG sold to customers other than PMI during the year ended July 31, 2003.

     Cost of goods sold. Cost of goods sold for the year ended July 31, 2003 was $152.4 million compared with $131.1 million for the year ended July 31, 2002, an increase of $21.2 million or 16.2%. Of this increase, $43.3 million was attributable to increases in the cost of LPG sold to PMI during the year ended July 31, 2003 and $6.6 million was attributable to increased costs of LPG sold to customers other than PMI during the year ended July 31, 2003, partially offset by $10.5 million attributable to decreased volume of LPG sold to customers other than PMI during the year ended July 31, 2003 and $17.9 million attributable to decreased volume of LPG sold to PMI during the year ended July 31, 2003.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $6.4 million for the year ended July 31, 2003, compared with $4.3 million for the year ended July 31, 2002, an increase of $2.0 million or 47%. The increase during the year ended July 31, 2003, was principally due to legal and professional fees associated with the Spin-Off and litigation, consulting fees and compensation related costs.

     Other income (expense). Other income (expense) was $(1.8) million for the year ended July 31, 2003, compared with $(2.5) million for the year ended July 31, 2002. The decrease in other expense was due primarily to decreased amortization of discounts on outstanding debt, partially offset by settlements of litigation during the year ended July 31, 2003.

     Income tax. Due to the availability of net operating loss carryforwards (approximately $5.3 million at July 31, 2003), the Company did not incur any additional U.S. income tax expense during the year ended July 31, 2003. The Company did incur $60,000 of Mexican income tax expense related to its Mexican subsidiaries. The Mexican subsidiaries file their income tax returns on a calendar year basis. The Company can receive a credit against any future tax payments due to the extent of any prior alternative minimum taxes paid ($54,375 at July, 31, 2003).

Year Ended July 31, 2002 Compared with July 31, 2001

     Revenues. Revenues for the year ended July 31, 2002, were $142.2 million, including $22.0 million (39.6 million gallons) related to the delivery during the period December 2001 through April 2002 of LPG associated with the obligation to deliver, compared with $150.7 million for the year ended July 31, 2001, a decrease of $8.5 million or 5.7%. Of this decrease, $35.9 million was attributable to decreases in average sales prices of LPG sold to PMI during the year ended July 31, 2002, and $8.9 million was attributable to decreased average sales prices of LPG sold to customers other than PMI during the year ended July 31, 2002, in connection with the Company’s desire to reduce quantities of inventory, partially offset by increases of $34.7 million attributable to increased volumes of LPG sold to PMI and $1.6 million attributable to increased volumes of LPG sold to customers other than PMI during the year ended July 31, 2002.

     Cost of goods sold. Cost of goods sold for the year ended July 31, 2002, was $131.1 million compared with $151.5 million for the year ended July 31, 2001, a decrease of $20.3 million or 13.4%. Of this decrease, $40.3 million was attributable to decreases in the cost of LPG sold to PMI during the year ended July 31, 2002, $11.2 million was attributable to the decreased costs of LPG sold to customers other than PMI in connection with the Company’s desire to reduce quantities of inventory during the year ended July 31, 2002, partially offset by increases of $28.6 million attributable to increased volume of LPG sold to PMI during the year ended July 31, 2002, $1.7 million attributable to increased volume of LPG sold to customers other than PMI during the year ended July 31, 2002, and $773,797 attributable to net increases in other operating costs associated with LPG during the year ended July 31, 2002.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $4.3 million for the year ended July 31, 2002, compared with $3.6 million for the year ended July 31, 2001, an increase of $729,217 or 20.2%. The increase during the year ended July 31, 2002, was principally due to legal, consulting fees and compensation related costs.

     Other income (expense). Other income (expense) was $(2.5) million for the year ended July 31, 2002, compared with $(3.7) million for the year ended July 31, 2001, a decrease of $1.2 million. The decrease in other expense was due primarily to decreased interest costs and amortization of discounts on outstanding debt during the year ended July 31, 2002.

     Income tax. During the year ended July 31, 2002, the Company recorded a provision for income taxes of $100,000 (which was partially offset by a refund previously received), representing alternative minimum tax due. Due to the availability of net operating loss carryforwards (approximately $6.7 million at July 31, 2002), the Company did not incur any additional income tax expense. The Company can receive a credit against, any future tax payments due to the extent of any prior alternative minimum taxes paid.

Liquidity and Capital Resources

     General. The Company has had an accumulated deficit since its inception and has a deficit in working capital. In addition, significantly all of the Company’s assets are pledged or committed to be pledged as collateral on existing debt in connection with the Extending Noteholders’ notes, the $250,000 Note, the RZB Credit Facility and the notes related to the settlement. Unless RZB authorizes an extension, the RZB Credit Facility will be reduced to $12.0 million after January 31, 2004. The Extending Noteholders’ notes and the $250,000 Note, which total approximately $1.8 million at July 31, 2003 are due on December 15, 2003 (see Private Placements and Other Transactions below). The Company may need to increase its credit facility for increases in quantities of LPG purchased and/or to finance future price increases of LPG. The Company depends heavily on sales to one major customer. The Company’s sources of liquidity and capital resources historically have been provided by sales of LPG, proceeds from the issuance of short-term and long-term debt, revolving credit facilities and credit arrangements, sale or issuance of preferred and common stock of the Company and proceeds from the exercise of warrants to purchase shares of the Company’s common stock.

     In additional to the above, the Company intends to Spin-Off a major portion of its assets to its stockholders (see note R in the consolidated financial statement). As a result of the Spin-Off, the Company’s stockholders’ equity will be materially reduced by the amount of the Spin-Off, which may result in a deficit in stockholders’ equity and a portion of the Company’s current cash flow from operations will be shifted to the Partnership. Therefore, the Company’s remaining cash flow may not be sufficient to allow the Company to pay its federal income tax liability resulting from the Spin-Off, if any, and other liabilities and obligations when due. The Partnership will be liable as guarantor on the Company’s collateralized debt discussed in the preceding paragraph and will continue to pledge all of its assets as collateral. In addition, the Partnership has agreed to indemnify the Company for a period of three years from the fiscal year end that includes the date of the Spin-Off for any federal income tax liabilities resulting from the Spin-Off in excess of $2.5 million (see Rio Vista Energy Partners L.P. below).

     The following summary table reflects comparative cash flows for fiscal years ended July 31, 2001, 2002 and 2003. All information is in thousands.

	2001	2002	2003
Net cash provided by operating activities	$6,201	$2,436	$4,601
Net cash used in investing activities	(2,577)	(783)	(32)
Net cash used in financing activities	(3,266)	(1,872)	(4,628)

Net increase (decrease) in cash	$358	$(219)	$(59)

     Sales to PMI. The Company entered into sales agreements with PMI for the period from April 1, 2000 through March 31, 2001 (the “Old Agreements”), for the annual sale of a combined minimum of 151.2 million gallons of LPG, mixed to PMI specifications, subject to seasonal variability, which was delivered to PMI at the Company’s terminal facilities in Matamoros, Tamaulipas, Mexico or alternative delivery points as prescribed under the Old Agreements.

     On October 11, 2000, the Old Agreements were amended to increase the minimum amount of LPG to be purchased during the period from November 2000 through March 2001 by 7.5 million gallons resulting in a new annual combined minimum commitment of 158.7 million gallons. Under the terms of the Old Agreements, sales prices were indexed to variable posted prices.

     Upon the expiration of the Old Agreements, PMI confirmed to the Company in writing (the “Confirmation”) on April 26, 2001, the terms of a new agreement effective April 1, 2001, subject to revisions to be provided by PMI’s legal department. The Confirmation provided for minimum monthly volumes of 19.0 million gallons at indexed variable posted prices plus premiums that provide the Company with annual fixed margins, which increase annually over a three-year period. The Company was also entitled to receive additional fees for any volumes which were undelivered. From April 1, 2001 through December 31, 2001, the Company and PMI operated under the terms provided for in the Confirmation. During January 1, 2002 through February 28, 2002, PMI purchased monthly volumes of approximately 17.0 million gallons per month at slightly higher premiums then those specified in the Confirmation.

     From April 1, 2001 through November 30, 2001, the Company sold to PMI approximately 39.6 million gallons (the “Sold LPG”) for which PMI had not taken delivery. The Company received the posted price plus other fees on the Sold LPG but did not receive the fixed margin referred to in the Confirmation (see note B9 to the consolidated financial statements). At July 31, 2001, the obligation to deliver LPG totaled approximately $11.5 million related to such sales (approximately 26.6 million gallons). During the period from December 1, 2001 through March 31, 2002, the Company delivered the Sold LPG to PMI and collected the fixed margin referred to in the Confirmation.

     Effective March 1, 2002, the Company and PMI entered into a contract for the minimum monthly sale of 17.0 million gallons of LPG, subject to monthly adjustments based on seasonality (the “Contract”). The Contract expires on May 31, 2004, except that the Contract may be terminated by either party upon 90 days written notice, or upon a change of circumstances as defined under the Contract.

     In connection with the Contract, the parties also executed a settlement agreement, whereby the parties released each other in connection with all disputes between the parties arising during the period April 1, 2001 through February 28, 2002, and previous claims related to the contract for the period April 1, 2000 through March 31, 2001.

     PMI has primarily used the Matamoros Terminal Facility to load LPG purchased from the Company for distribution by truck in Mexico. The Company continues to use the Brownsville Terminal Facility in connection with LPG delivered by railcar to other customers, storage and as an alternative terminal in the event the Matamoros Terminal Facility cannot be used.

     Revenues from PMI totaled approximately $132.8 million for the year ended July 31, 2003, representing approximately 82% of total revenue for the period.

     LPG Supply Agreements. Effective October 1, 1999, the Company and Exxon entered into a ten year LPG supply contract, as amended (the “Exxon Supply Contract”), whereby Exxon has agreed to supply and the Company has agreed to take, 100% of Exxon’s owned or controlled volume of propane and butane available at Exxon’s King Ranch Gas Plant (the “Plant”) up to 13.9 million gallons per month blended in accordance with required specifications (the “Plant Commitment”). For the year ending July 31, 2003, under the Exxon Supply Contract, Exxon has supplied an average of approximately 13.8 million gallons of LPG per month. The purchase price is indexed to variable posted prices.

     In addition, under the terms of the Exxon Supply Contract, Exxon made its Corpus Christi Pipeline (the “ECCPL”) operational in September 2000. The ability to utilize the ECCPL allows the Company to acquire an additional supply of propane from other propane suppliers located near Corpus Christi, Texas (the “Additional Propane Supply”), and bring the Additional Propane Supply to the Plant (the “ECCPL Supply”) for blending to the required specifications and then delivered into the Leased Pipeline. The Company agreed to flow a minimum of 122.0 million gallons per year of Additional Propane Supply through the ECCPL until September 2004. The Company is required to pay minimum utilization fees associated with the use of the ECCPL until September 2004. Thereafter the utilization fees will be based on the actual utilization of the ECCPL.

     In September 1999, the Company and El Paso NGL Marketing Company, L.P. (“El Paso”) entered into a three year supply agreement (the “El Paso Supply Agreement”) whereby El Paso agreed to supply and the Company agreed to take, a monthly average of 2.5 million gallons of propane (the “El Paso Supply”) beginning in October 1999 and expiring on September 30, 2002. The El Paso Supply Agreement was not renewed. The purchase price was indexed to variable posted prices.

     In March 2000, the Company and Koch Hydrocarbon Company (“Koch”) entered into a three year supply agreement (the “Koch Supply Contract”) whereby Koch has agreed to supply and the Company has agreed to take, a monthly average of 8.2 million gallons (the “Koch Supply”) of propane beginning April 1, 2000, subject to the actual amounts of propane purchased by Koch from the refinery owned by its affiliate, Koch Petroleum Group, L.P. In March 2003 the Company extended the Koch Supply Contract for an additional year pursuant to the Koch Supply Contract which provides for automatic annual renewals unless terminated in writing by either party. For the year ending July 31, 2003, under the Koch Supply Contract, Koch has supplied an average of approximately 5.8 million gallons of propane per month. The purchase price is indexed to variable posted prices. Furthermore, prior to April 2002, the Company paid additional charges associated with the construction of a new pipeline interconnection which was paid through additional adjustments to the purchase price (totaling approximately $1.0 million) which allows deliveries of the Koch Supply into the ECCPL.

     During March 2000, the Company and Duke Energy NGL Services, Inc. (“Duke”) entered into a three year supply agreement (the “Duke Supply Contract”) whereby Duke has agreed to supply and the Company has agreed to take, a monthly average of 1.9 million gallons (the “Duke Supply”) of propane or propane/butane mix beginning April 1, 2000. In March 2003 the Company extended the Duke Supply Contract for an additional year pursuant to the Duke Supply Contract which provides for automatic annual renewals unless terminated in writing by either party. The purchase price is indexed to variable posted prices.

     The Company is currently purchasing LPG from the above-mentioned suppliers (the “Suppliers”). The Company’s aggregate costs per gallon to purchase LPG (less any applicable adjustments) are below the aggregate sales prices per gallon of LPG sold to its customers.

     As described above, the Company has entered into supply agreements for quantities of LPG totaling approximately 24.0 million gallons per month excluding El Paso (actual deliveries have been approximately 21.3 million gallons per month during fiscal 2003 excluding El Paso), although the Contract provides for lesser quantities.

     In addition to the LPG costs charged by the Suppliers, the Company also incurs additional costs to deliver the LPG to the Company’s facilities. Furthermore, the Company may incur significant additional costs associated with the storage, disposal and/or changes in LPG prices resulting from the excess of the Plant Commitment, Koch Supply or Duke Supply over actual sales volumes. Under the terms of the Supply Contracts, the Company must provide letters of credit in amounts equal to the cost of the product to be purchased. In addition, the cost of the product purchased is tied directly to overall market conditions. As a result, the Company’s existing letter of credit facility may not be adequate to meet the letter of credit requirements under the agreements with the Suppliers or other suppliers due to increases in quantities of LPG purchased and/or to finance future price increases of LPG.

     Pipeline Lease. The Pipeline Lease currently expires on December 31, 2013, pursuant to an amendment (the “Pipeline Lease Amendment”) entered into between the Company and Seadrift on May 21, 1997, which became effective on January 1, 1999 (the “Effective Date”). The Pipeline Lease Amendment provides, among other things, for additional storage access and inter-connection with another pipeline controlled by Seadrift, thereby providing greater access to and from the Leased Pipeline. Pursuant to the Pipeline Lease Amendment, the Company’s fixed annual rent for the use of the Leased Pipeline is $1.0 million including monthly service payments of $8,000 through March 2004. The service payments are subject to an annual adjustment based on a labor cost index and an electric power cost index. The Company is also required to pay for a minimum volume of storage of $300,000 per year (based on reserved storage of 8.4 million gallons) beginning January 1, 2000. In connection with the Pipeline Lease, the Company may reserve up to 21.0 million gallons each year thereafter provided that the Company notifies Seadrift in advance.

     The Pipeline Lease Amendment provides for variable rental increases based on monthly volumes purchased and flowing into the Leased Pipeline and storage utilized. The Company believes that the Pipeline Lease Amendment provides the Company increased flexibility in negotiating sales and supply agreements with its customers and suppliers.

     The Company at its own expense, installed a mid-line pump station which included the installation of additional piping, meters, valves, analyzers and pumps along the Leased Pipeline to increase the capacity of the Leased Pipeline. The Leased Pipeline’s capacity is estimated to be between 300 million and 360 millions gallons per year.

     Upgrades. The Company also intends to contract for the design, installation and construction of pipelines which will connect the Brownsville Terminal Facility to the water dock facilities at the Brownsville Ship Channel and install additional storage capacity. The cost of this project is expected to approximate $2.0 million. In addition the Company intends to upgrade its computer and information systems at a total estimated cost of $350,000.

     Acquisition of Pipeline Interests. On March 30, 2001, the Company completed a settlement with CPSC and its affiliate, Cowboy Pipeline Service Company, Inc., which provided the Company with the remaining 50% interest in the US-Mexico Pipelines, Matamoros Terminal Facility and related land, permits or easements (the “Acquired Assets”) previously constructed and/or owned by CPSC and leased to the Company. Until the settlement was completed (see below), the Company had recorded the remaining 50% portion of the US-Mexico Pipelines and Matamoros Terminal Facility as a capital lease. In addition, as part of the settlement, the Company conveyed to CPSC all of its rights to a certain property (the “Sold Asset”). The foregoing is more fully discussed below. The terms of the settlement did not deviate in any material respect from the terms previously reported except that the fair value of the warrants issued in connection with the settlement (see below) was reduced from $600,000 to $300,000 as a result of a decrease in the market value of the Company’s common stock.

     In connection with the settlement, the Company agreed to pay CPSC $5.8 million (the “Purchase Price”) for the Acquired Assets, less agreed upon credits and offsets in favor of the Company totaling $3.2 million. The remaining $2.6 million was paid at the closing of the settlement by a cash payment of $200,000 to CPSC and the issuance to or for the benefit of CPSC of two promissory notes in the amounts of $1.5 million (the “CPSC Note”) (payable in 36 monthly installments of approximately $46,000 (reduced to payments of approximately $42,000 beginning April 2003), including interest at 9% per annum) and $900,000 (the “Other Note”) (payable in 36 equal monthly installments of approximately $29,000 (see note H to consolidated financial statements), including interest at 9% per annum). The Other Note is collateralized by a first priority security interest in the U.S. portion of the pipelines comprising the Acquired Assets. The CPSC Note is also collateralized by a security interest in the Acquired Assets, which security interest is subordinated to the security interest which secures the Other Note. In addition, the security interest granted under the CPSC Note is shared on a pari passu basis with certain other creditors of the Company (see notes H and K to the consolidated financial statements). Under the terms of the CPSC Note, the Company is entitled to certain offsets related to future costs which may be incurred by the Company in connection with the Acquired Assets. In addition to the payments described above, the Company agreed to assume certain liabilities which were previously owed by CPSC in connection with construction of the Acquired Assets. CPSC also transferred to the Company any right that it held to any amounts owing from Termatsal for cash and/or equipment provided by CPSC to Termatsal, including approximately $2.6 million of cash advanced to Termatsal, in connection with construction of the Mexican portion of the Acquired Assets.

     The Sold Asset transferred to CPSC in connection with the settlement consisted of real estate of the Company with an original cost to the Company of $3.8 million and with a remaining book value totaling approximately $1.9 million (after giving effect to credits provided to the Company included in the financial terms described above). CPSC agreed to be responsible for payments required in connection with the Debt related to the original purchase by the Company of the Sold Asset totaling approximately $1.9 million. Through March 2003, CPSC’s obligations under the Debt were paid by the Company through direct offsets by the Company against the CPSC Note. During April 2003, CPSC paid the remaining amount due under the Debt. CPSC also granted the Company a pipeline related easement on the Sold Asset. Until the Debt was fully paid the principal of $1.9 million plus accrued and unpaid interest was included in long-term debt and the corresponding amount required to be paid by CPSC was recorded as a mortgage receivable (see note H to the consolidated financial statements). In addition to the Purchase Price above, CPSC received from the Company warrants to purchase 175,000 shares of common stock of the Company at an exercise price of $4.00 per share exercisable through March 30, 2004, such shares having a fair value totaling approximately $300,000. This amount has been included as part of the cost of the Acquired Assets in the accompanying consolidated financial statements at July 31, 2001.

     Until the security interests as described above are perfected, Mr. Richter is providing a personal guarantee for the punctual payment and performance under the CPSC Note.

     Acquisition of Mexican Subsidiaries. Effective April 1, 2001, the Company completed the purchase of 100% of the outstanding common stock of both Termatsal and PennMex (the “Mexican Subsidiaries”), previous affiliates of the Company which were principally owned by a former officer and director (see note D to the consolidated financial statements). The Company paid a nominal purchase price of approximately $5,000 for each Mexican subsidiary. As a result of the acquisition, the Company has included the results of the Mexican Subsidiaries in its consolidated financial statements at July 31, 2001, 2002 and 2003. Since inception, the operations of the Mexican Subsidiaries had been funded by the Company and such amounts funded were included in the Company’s consolidated financial statements prior to the acquisition date. Therefore there were no material differences between the amounts previously reported by the Company and the amounts that would have been reported by the Company had the Mexican Subsidiaries been consolidated since inception.

     During July 2003, the Company acquired an option to purchase Tergas for a nominal price of approximately $5,000 from Mr. Soriano and Mr. Abelardo Mier, a consultant of the Company (see note D to the consolidated financial statements).

     Mexican Operations. Under current Mexican law, foreign ownership of Mexican entities involved in the distribution of LPG or the operation of LPG terminal facilities is prohibited. Foreign ownership is permitted in the transportation and storage of LPG. Mexican law also provides that a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage or distribution). PennMex has a transportation permit and the other Mexican Subsidiary owns, leases, or is in the process of obtaining the land or rights of way used in the construction of the Mexican portion of the US-Mexico Pipelines, and own the Mexican portion of the assets comprising the US-Mexico Pipelines, the Matamoros Terminal Facility and the Saltillo Terminal. The Company’s Mexican affiliate, Tergas, S.A. de C.V. (“Tergas”), has been granted the permit to operate the Matamoros Terminal Facility and the Company relies on Tergas’ permit to continue its delivery of LPG at the Matamoros Terminal Facility. Tergas is owned 95% by Mr. Soriano and the remaining balance is owned by Mr. Mier (see above). The Company pays Tergas its actual cost for distribution services at the Matamoros Terminal Facility plus a small profit.

     The Company had previously completed construction of an additional LPG terminal facility in Saltillo, Mexico (the “Saltillo Terminal”). The Company was unable to receive all the necessary approvals to operate the facility at that location. While the terminal is not currently operable, the equipment is capable of being used for its intended purpose at any other chosen location. The Company has identified an alternate site in Hipolito, Mexico, a town located in the proximity of Saltillo to establish a LPG terminal.

     The Company has accounted for the Saltillo Terminal at cost. The cost included in the balance sheet is comprised primarily of dismantled pipe, dismantled steel structures, steel storage tanks, pumps and compressors and capitalized engineering costs related to the design of the terminal. The cost of dismantling the terminal at the Saltillo location was expensed and on-going storage fees have also been expensed. The expense of the relocation, which is estimated to be $500,000, will also be expensed as incurred.

     Once completed, the Company expects the newly-constructed terminal facility to be capable of off-loading LPG from railcars to trucks. The newly-constructed terminal facility will have three truck loading racks and storage to accommodate approximately 390,000 gallons of LPG.

     Once operational, the Company can directly transport LPG via railcar from the Brownsville Terminal Facility to the Saltillo area. The Company believes that by having the capability to deliver LPG to the Saltillo area, the Company will be able to further penetrate the Mexican market for the sale of LPG.

     Through its operations in Mexico and the operations of the Mexican Subsidiaries and Tergas, the Company is subject to the tax laws of Mexico which, among other things, require that the Company comply with transfer pricing rules, the payment of income, asset and ad valorem taxes, and possibly taxes on distributions in excess of earnings. In addition, distributions to foreign corporations, including dividends and interest payments may be subject to Mexican withholding taxes.

     Deregulation of the LPG Industry in Mexico. The Mexican petroleum industry is governed by the Ley Reglarmentaria del Artículo 27 Constitutional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Constitution of Mexico concerning Petroleum Affairs (the “Regulatory Law”)), and Ley Orgánica del Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities (the “Organic Law”)). Under Mexican law and related regulations, PEMEX is entrusted with the central planning and the strategic management of Mexico’s petroleum industry, including importation, sales and transportation of LPG. In carrying out this role, PEMEX controls pricing and distribution of various petrochemical products, including LPG.

     Beginning in 1995, as part of a national privatization program, the Regulatory Law was amended to permit private entities to transport, store and distribute natural gas with the approval of the Ministry of Energy. As part of this national privatization program, the Mexican Government is expected to deregulate the LPG market (“Deregulation”). In June 1999, the Regulatory Law for LPG was changed to permit foreign entities to participate without limitation in the defined LPG activities related to transportation and storage. However, foreign entities are prohibited from participating in the distribution of LPG in Mexico. Upon Deregulation, Mexican entities will be able to import LPG into Mexico. Under Mexican law, a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage and distribution). The Company or its affiliates expect to sell LPG directly to independent Mexican distributors as well as PMI upon Deregulation. The Company anticipates that the independent Mexican distributors will be required to obtain authorization from the Mexican government for the importation of LPG upon Deregulation prior to entering into contracts with the Company.

     During July 2001, the Mexican government announced that it would begin to accept applications from Mexican companies for permits to allow for the importation of LPG pursuant to provisions already provided for under existing Mexican law.

     In connection with the above, in August 2001, Tergas received a one year permit from the Mexican government to import LPG. During September 2001, the Mexican government asked Tergas to defer use of the permit and as a result, the Company did not sell LPG to distributors other than PMI. In March 2002, the Mexican government again announced its intention to issue permits for free importation of LPG into Mexico by distributors and others beginning August 2002, which was again delayed. Tergas’ permit to import LPG expired during August 2002. Tergas intends to obtain a new permit when the Mexican government begins to accept applications once more. As a result of the foregoing, it is uncertain as to when, if ever, Deregulation will actually occur and the effect, if any, it will have on the Company. However, should Deregulation occur, it is the Company’s intention to sell LPG directly to distributors in Mexico as well as to PMI. Tergas also received authorization from Mexican Customs authorities regarding the use of the US-Mexico Pipelines for the importation of LPG.

     The point of sale for LPG which flows through the US-Mexico Pipelines for delivery to the Matamoros Terminal Facility is the United States-Mexico border. For LPG delivered into Mexico, PMI is the importer of record.

     Credit Arrangements. As of July 31, 2003, the Company has a $15.0 million credit facility with RZB Finance L.L.C. (“RZB”) through January 31, 2004 for demand loans and standby letters of credit (the “RZB Credit Facility”) to finance the Company’s purchases of LPG. Under the RZB Credit Facility, the Company pays a fee with respect to each letter of credit thereunder in an amount equal to the greater of (i) $500, (ii) 2.5% of the maximum face amount of such letter of credit, or (iii) such higher amount as may be agreed to between the Company and RZB. Any loan amounts outstanding under the RZB Credit Facility shall accrue interest at a rate equal to the rate announced by the JPMorgan Chase Bank as its prime rate plus 2.5%. Pursuant to the RZB Credit Facility, RZB has sole and absolute discretion to limit or terminate their participation in the RZB Credit Facility and to make any loan or issue any letter of credit thereunder. RZB also has the right to demand payment of any and all amounts outstanding under the RZB Credit Facility at any time. In connection with the RZB Credit Facility, the Company granted a security interest and assignment in any and all of the Company’s accounts, inventory, real property, buildings, pipelines, fixtures and interests therein or relating thereto, including, without limitation, the lease with the Brownsville Navigation District of

Cameron County for the land on which the Company’s Brownsville Terminal Facility is located, the Pipeline Lease, and in connection therewith agreed to enter into leasehold deeds of trust, security agreements, financing statements and assignments of rent, in forms satisfactory to RZB. Under the RZB Credit Facility, the Company may not permit to exist any subsequent lien, security interest, mortgage, charge or other encumbrance of any nature on any of its properties or assets, except in favor of RZB, without the consent of RZB (see notes H and L to the consolidated financial statements).

     Mr. Richter has personally guaranteed all of the Company’s payment obligations with respect to the RZB Credit Facility.

     In connection with the Company’s purchases of LPG from Exxon, Duke and/or Koch, letters of credit are issued on a monthly basis based on anticipated purchases.

     In connection with the Company’s purchase of LPG, under the RZB Credit Facility, assets related to product sales (the “Assets”) are required to be in excess of borrowings and commitments (including restricted cash of $3.4 million at July 31, 2003). At July 31, 2003, the Company’s borrowings and commitments were less than the amount of the Assets. Outstanding letters of credit at July 31, 2003 totaled approximately $7.2 million.

     Under the terms of the RZB Credit Facility, the Company is required to maintain net worth of a minimum of $9.0 million and is not allowed to make cash dividends to shareholders without the consent of RZB. The $15.0 million is effective until January 31, 2004 when it will be automatically reduced to $12.0 million.

     LPG financing expense associated with the RZB Credit Facility totaled $839,130, $452,164, and $732,718 for the years ended July 31, 2001, 2002 and 2003.

     Private Placements and Other Transactions. From December 10, 1999 through January 18, 2000, and on February 2, 2000, the Company completed a series of related transactions in connection with the private placement of $4.9 million and $710,000, respectively, of subordinated notes (the “Notes”) which were due the earlier of December 15, 2000, or upon the receipt of proceeds by the Company from any future debt or equity financing in excess of $2.3 million (see below). Interest at 9% was due and paid on June 15, 2000 and December 15, 2000. In connection with the Notes, the Company granted the holders of the Notes, warrants (the “Warrants”) to purchase a total of 706,763 shares of common stock of the Company at an exercise price of $4.00 per share, exercisable through December 15, 2002.

     During December 2000, the Company also entered into agreements (the “Restructuring Agreements”) with the holders of $5.4 million in principal amount of the Notes providing for the restructuring of such remaining Notes (the “Restructuring”). The remaining $245,000 balance of the Notes was paid.

     Under the terms of the Restructuring Agreements, the due dates for the restructured Notes (the “Restructured Notes”) were extended to December 15, 2001, subject to earlier repayment upon the occurrence of certain specified events provided for in the Restructured Notes. Additionally, beginning December 16, 2000, the annual interest rate on the Restructured Notes was increased to 13.5% (subject to the adjustments referred to below). Interest payments were paid quarterly beginning March 15, 2001.

     Under the terms of the Restructuring Agreements, the holders of the Restructured Notes also received warrants to purchase up to 676,125 shares of common stock of the Company at an exercise price of $3.00 per share and exercisable until December 15, 2003 (the “New Warrants”). The Company also agreed to modify the exercise prices of the Warrants to purchase up to 676,137 shares of common stock of the Company previously issued to the holders of the Restructured Notes in connection with their original issuance from $4.00 per share to $3.00 per share and extend the exercise dates of the Warrants from December 15, 2002 to December 15, 2003. In addition, the Company was required to reduce the exercise price of the Warrants and the New Warrants issued to the holders of the Restructured Notes from $3.00 per share to $2.50 per share because the Restructured Notes were not fully repaid by June 15, 2001.

     In connection with the Restructuring Agreements, the Company agreed to register the shares of common stock which may be acquired in connection with the exercise of the New Warrants (the “Exercisable Shares”) by March 31, 2001. In connection with the Company’s obligations under the Restructured Notes, the Company’s registration statement containing the Exercisable Shares was declared effective on March 14, 2001.

     Under the terms of the Restructuring Agreements, the Company is also required to provide the holders of the Restructured Notes with collateral to secure the Company’s payment obligations under the Restructured Notes consisting of a senior interest in substantially all of the Company’s assets which are located in the United States (the “US Assets”) and Mexico (the “Mexican Assets”), excluding inventory, accounts receivable and sales contracts with respect to which the Company is required to grant a subordinated security interest (collectively referred to as the “Collateral”). Mr. Richter has also pledged 2.0 million shares of common stock of the Company owned by Mr. Richter (1.0 million shares to be released when the required security interests in the US Assets have been granted and perfected and all of the shares are to be released when the required security interests in all of the Collateral have been granted and perfected). The granting and perfection of the security interests in the Collateral, as prescribed under the Restructured Notes, have not been finalized. Accordingly, the interest rate under the Restructured Notes increased to 16.5% on March 16, 2001. The release of the first 1.0 million shares will be transferred to the Company as collateral for Mr. Richter’s Promissory Note. The Collateral is also being pledged in connection with the issuance of other indebtedness by the Company (see note L to the consolidated financial statements). Investec PMG Capital, formerly PMG Capital Corp., (“Investec”) has agreed to serve as the collateral agent.

     On January 31, 2001, the Company completed the placement of $991,000 in principal amount of promissory notes (the “New Notes”) due December 15, 2001. The holders of the New Notes received warrants to purchase up to 123,875 shares of common stock of the Company (the “New Note Warrants”). The terms of the New Notes and New Note Warrants are substantially the same as those contained in the Restructured Notes and New Warrants issued in connection with the Restructuring described above. As described above, the Company’s payment obligations under the New Notes are to be secured by the Collateral and the 2.0 million shares of the Company which are owned by Mr. Richter.

     During August 2001 and September 2001, warrants to purchase 313,433 shares of common stock of the Company were exercised by certain holders of the New Warrants and New Note Warrants for which the exercise price totaling $614,833 was paid by reduction of the outstanding debt and accrued interest related to the New Notes and the Restructured Notes.

     During September 2001, the Company issued 37,500 shares of common stock of the Company to a consultant in payment for services rendered to the Company valued at $150,000.

     During September 2001, the Company issued 1,000 shares of common stock of the Company to an employee of the Company as a bonus. In connection with the issuance of the shares, the Company recorded an expense of $2,800 based on the market value of the stock issued.

     During November 2001, warrants to purchase a total of 78,750 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $137,813.

     During November 2001, in connection with notes, in the aggregate amount of $1,042,603 issued to the Company by certain officers, directors and a related party (the “Note Issuers”), the Company and the Note Issuers agreed to exchange 36,717 shares of common stock of the Company owned by the Note Issuers, and which shares were being held by the Company as collateral for the notes, for payment of all unpaid interest owing to the Company through October 31, 2001 ($146,869). In addition, the Company agreed to extend the date of the notes issued by the Note Issuers to October 31, 2003. The accrued interest has been reserved in total by the Company. Therefore, the Company has accounted for the receipt of the shares as a reduction of the principal amount due on the notes at the quoted price of the shares at the date of the agreement.

     During December 2001, the Company and certain holders of the Restructured Notes and the New Notes (the “Accepting Noteholders”) reached an agreement whereby the due date for $3.1 million of principal due on the Accepting Noteholders’ notes was extended to June 15, 2002. In connection with the extension, the Company agreed to (i) continue paying interest at a rate of 16.5% annually on the Accepting Noteholders’ notes, payable quarterly, (ii) pay the Accepting Noteholders a fee equal to 1% on the principal amount of the Accepting Noteholders’ notes, (iii) modify the warrants held by the Accepting Noteholders by extending the expiration date to December 14, 2004 and (iv) remove the Company’s repurchase rights with regard to the warrants.

     In January 2002, the Company loaned Mr. Richter, the Company’s Chief Executive Officer, Chairman of the Board and former President, $200,000 due in one year. The Company also had other advances to Mr. Richter of approximately $82,000 as of July 31, 2002, which were offset per the employment agreement against accrued and unpaid bonuses due to Mr. Richter. The note due from Mr. Richter in the amount of $200,000 plus accrued interest as of January 31, 2003, was paid through an offset against previously accrued bonus and profit sharing amounts due to Mr. Richter in January 2003.

     During June 2002, the Company and certain holders of the Restructured Notes and the New Notes (the “New Accepting Noteholders”) reached an agreement whereby the due date for approximately $3.0 million of principal due on the New Accepting Noteholders’ notes were extended to December 15, 2002. The New Accepting Noteholders’ notes will continue to bear interest at 16.5% per annum. Interest is payable on the outstanding balances on specified dates through December 15, 2002. The Company paid a fee of 1.5% on the principal amount of the New Accepting Noteholders’ notes on July 1, 2002. The principal amount and unpaid interest of the Restructured Notes and/or New Notes which were not extended were paid on June 15, 2002.

     During June 2002 the Company issued a note for $100,000 to a holder of the Restructured Notes and the New Notes. The $100,000 note provides for similar terms and conditions as the New Accepting Noteholders’ notes.

     During June 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised resulting in cash proceeds to the Company of $62,500.

     During July 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised resulting in cash proceeds to the Company of $62,500.

     During October 2002, the Company agreed to accept the assets, collateralizing the $214,355 note (see note D to the consolidated financial statements), having a fair value of approximately $800,000 owned by Mr. Ian Bothwell, an executive officer and a director of the Company, (the “Officer”) as full satisfaction of the Officer’s stock note ($498,000) and promissory note ($214,355) owed to the Company (see note D to the consolidated financial statements).

     During December 2002, the Company and certain holders of New Accepting Noteholders’ notes and holder of the Additional Note (the “Extending Noteholders”) reached an agreement whereby the due date for $2.7 million of principal due on the Extending Noteholders’ notes were extended to December 15, 2003. Under the terms of the agreement, the Extending Noteholders’ notes will continue to bear interest at 16.5% per annum. Interest is payable quarterly on the outstanding balances beginning on March 15, 2003 (the December 15, 2002 interest was paid on January 1, 2003). In addition, the Company is required to pay principal in equal monthly installments beginning March 2003 (approximately $1.2 million of principal was paid through the period ended April 30, 2003 of which $1.0 million was reduced in connection with the exercise of warrants and purchase of common stock — see below). The Company may prepay the Extending Noteholders’ notes at any time. The Company is also required to pay a fee of 1.5% on the principal amount of the Extending Noteholders’ notes which are outstanding on December 15, 2002, March 15, 2003, June 15, 2003 and September 15, 2003. The Company also agreed to extend the expiration date on the warrants held by the Extending Noteholders in connection with the issuance of the Extending Noteholders’ notes to December 15, 2006. In connection with the extension of the warrants, the Company recorded a discount of

$316,665 related to the additional value of the modified warrants of which $240,043 has been amortized for the year ended July 31, 2003.

     During December 2002, the Company issued a note for $250,000 (the “$250,000 Note”) to a holder of the Extending Noteholders’ notes. The note provides for similar terms and conditions as the Extending Noteholders’ notes.

     During March 2003, warrants to purchase 250,000 shares of common stock of the Company were exercised by a holder of the Warrants and New Warrants for which the exercise price totaling $625,000 was paid by reduction of a portion of the outstanding debt and accrued interest owed to the holder related to the Extending Noteholders’ notes. In addition, during March 2003, the holder acquired 161,392 shares of common stock of the Company at a price of $2.50 per share. The purchase price was paid through the cancellation of the remaining outstanding debt and accrued interest owed to the holder totaling $403,480. In connection with this transaction the Company recorded additional interest expense of approximately $68,000 representing the difference between the market value and sales price on the day of the transaction.

     During July 2003, Mr. Bracamontes resigned from his position as a director and officer of the Company. In connection with his resignation the Company agreed to (i) forgive the remaining balance of his $498,000 promissory note, (ii) forgive the remaining balance of his wife’s $46,603 promissory note, (iii) issue 21,818 shares of the Company’s common stock (valued at approximately $75,000), and (iv) agreed to make certain payments of up to $500,000 based on the success of future projects (the Company’s Chief Executive Officer agreed to guarantee these payments with 100,000 of his shares of the common stock of the Company). Mr. Bracamontes will continue to provide services and the Company will continue to make payments to Mr. Bracamontes of $15,000 a month until March 31, 2004. All of the above amounts totaling approximately $520,000 have been reflected in the consolidated financial statements as of July 31, 2003 as salaries and payroll related expenses. Simultaneously, Mr. Bracamontes sold his interest in Tergas, S.A. de C.V. (an affiliate of the Company) to another officer of the Company, Mr. Vicente Soriano. The Company has an option to acquire Tergas, S.A. de C.V. (“Tergas”) for a nominal price of approximately $5,000.

     During September 2003, warrants to purchase 32,250 shares of common stock of the Company were exercised resulting in cash proceeds to the Company of $80,625.

     During September 2003, the Company issued 21,818 shares of common stock of the Company to Mr. Bracamontes as severance compensation (see above). In connection with the issuance of the shares, the Company recorded an expense of approximately $75,000 based on the market value of the stock issued.

     In connection with warrants previously issued by the Company, certain of these warrants contain a call provision whereby the Company has the right to purchase the warrants for a nominal price if the holder of the warrants does not elect to exercise the warrants during the call provision period.

     Settlement of Litigation. On March 16, 1999, the Company settled a lawsuit in mediation with its former chairman of the board, Jorge V. Duran. The total settlement costs recorded by the Company at July 31, 1999, was $456,300. The parties had agreed to extend the date on which the payments were required in connection with the settlement including the issuance of the common stock. On July 26, 2000, the parties executed final settlement agreements whereby the Company paid the required cash payment of $150,000. During September 2000, the Company issued the required stock.

     In November 2000, the litigation between the Company and A.E. Schmidt Environmental was settled in mediation for $100,00 without admission as to fault.

     During August 2000, the Company and WIN Capital Corporation (“WIN”) settled litigation whereby the Company issued WIN 12,500 shares of common stock of the Company. The value of the stock, totaling approximately $82,000 at the time of settlement, was recorded in the Company’s consolidated financial statements at July 31, 2000.

     On July 10, 2001, litigation was filed in the 164th Judicial District Court of Harris County, Texas by Jorge V. Duran and Ware, Snow, Fogel & Jackson L.L.P. against the Company alleging breach of contract, common law fraud and statutory fraud in connection with the settlement agreement between the parties dated July 26, 2000 (see above). Plaintiffs were seeking actual and punitive damages. During July 2003 the lawsuit was settled whereby the Company agreed to pay the plaintiffs $45,000.

     On August 7, 2001, a Mexican company, Intertek Testing Services de Mexico, S.A. de C.V. (the “Plaintiff”), which contracts with PMI for LPG testing services required to be performed under the Contract, filed suit in the Superior Court of California, County of San Mateo against the Company alleging breach of contract. During April 2003 the case proceeded to a jury trial. The Plaintiff demanded from the judge and jury approximately $850,000 in damages and interest. During May 2003, the jury found substantially in favor of the Company and awarded damages to Intertek of only approximately $228,000 said sum was recorded as a judgment on June 5, 2003 and during August 2003 the Court awarded the Plaintiff interest and costs totaling approximately $50,000. In connection with the judgment, and the additional interest and costs, the Company recorded an additional expense of approximately $106,000 as of July 31, 2003 representing the additional expense over amounts previously accrued.

     On October 11, 2001, litigation was filed in the 197th Judicial District Court of Cameron County, Texas by the Company against Tanner Pipeline Services, Inc. (“Tanner”); Cause No. 2001-10-4448-C alleging negligence and aided breaches of fiduciary duties on behalf of CPSC International, Inc. (CPSC) in connection with the construction of the US Pipelines. During September 2003, the Company entered into a settlement agreement with Tanner whereby Tanner was required to reimburse the Company for $50,000 to be paid through the reduction of the final payments on Tanner’s note (see note H to the consolidated financial statements).

     Litigation. On March 2, 2000, litigation was filed in the Superior Court of California, County of San Bernardino by Omnitrans against Penn Octane Corporation, Penn Wilson and several other third parties alleging breach of contract, fraud and other causes of action related to the construction of a refueling station by a third party. Penn Octane Corporation and Penn Wilson have both recently been dismissed from the litigation pursuant to a summary judgment. Omnitrans appealed the summary judgments in favor of the Company and Penn Wilson. During August 2003, the Appellate Court issued a preliminary decision denying Omnitran’s appeal of the summary judgment in favor of the Company and Penn Wilson. Oral argument on Omnitran’s appeal is set for November 2003.

     The Company and its subsidiaries are also involved with other proceedings, lawsuits and claims. The Company believes that the liabilities, if any, ultimately resulting from such proceedings, lawsuits and claims, including those discussed above, should not materially affect its consolidated financial statements.

     Realization of Assets. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has had an accumulated deficit since inception and has a deficit in working capital. In addition, significantly all of the Company’s assets are pledged or committed to be pledged as collateral on existing debt in connection with the Extending Noteholders’ notes, the $250,000 Note, the RZB Credit Facility and the notes related to the settlement. Unless RZB authorizes an extension, the RZB Credit Facility will be reduced to $12.0 million after January 31, 2004. The Extending Noteholders’ notes and the $250,000 Note, which total approximately $1.8 million at July 31, 2003 are due on December 15, 2003 (see note H to the consolidated financial statements).

     In addition to the above, the Company intends to Spin-Off a major portion of its assets to its stockholders (see note R to the consolidated financial statements). As a result of the Spin-Off, the Company’s stockholders’ equity will be materially reduced by the amount of the Spin-Off, which may result in a deficit in stockholders’ equity and a portion of the Company’s current cash flow from operations will be shifted to the Partnership. Therefore, the Company’s remaining cash flow may not be sufficient to allow the Company to pay its federal income tax liability resulting from the Spin-Off, if any, and other liabilities and obligations when due. The Partnership will be liable as guarantor on the Company’s collateralized debt discussed in the preceding paragraph and will continue to pledge all of its assets as collateral. In addition, the Partnership has agreed to indemnify the Company for a period of three years from the fiscal year end that includes the date of the Spin-Off for any federal income tax liabilities resulting from the Spin-Off in excess of $2.5 million.

     In view of the matters described in the preceding paragraphs, recoverability of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon (1) the ability of the Company to restructure certain of the obligations discussed in the first paragraph and/or generate sufficient cash flow through operations or additional debt or equity financing to pay its liabilities and obligations when due, or (2) the ability of the Partnership to meet its obligations related to its guarantees and tax indemnification in the event the Spin-Off occurs if the Company does not accomplish the restructuring or generate sufficient cash flow. The ability for the Company and the Partnership to generate sufficient cash flows is significantly dependent on the continued sales of LPG to PMI at acceptable monthly sales volumes and margins. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     To provide the Company with the ability it believes necessary to continue in existence, management is negotiating with PMI to extend the contract (see note Q) and increase the minimum monthly sales volume. In addition, management is taking steps to (i) obtain additional sale contracts commensurate with supply agreements (ii) increase the number of customers assuming deregulation of the LPG industry in Mexico, (iii) raise additional debt and/or equity capital, (iv) increase and extend the RZB Credit Facility and (v) restructure certain of its liabilities and obligations.

     At July 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5.3 million. If the net operating loss carryforwards are utilized in the future, the Company will begin to pay federal income tax at the corporate income tax rate.

     Rio Vista Energy Partners L.P. On July 10, 2003, the Company formed Rio Vista Energy Partners L.P. (the “Partnership”), a Delaware partnership. The Partnership is a wholly owned subsidiary of the Company. The Partnership has invested in two subsidiaries, Rio Vista Operating Partnership L.P. (.1% owned by Rio Vista Operating G.P. LLC and 99.9% owned by the Company) and Rio Vista Operating GP LLC (wholly owned by the Partnership). The above subsidiaries are newly formed and are currently inactive.

     The Company formed the Partnership for the purpose of transferring a 99.9% interest in Rio Vista Operating Partnership L.P. (L.P. Transfer), which will own substantially all of the Company’s owned pipeline and terminal assets in Brownsville and Matamoros, (the “Asset Transfer”) in exchange for a 2% general partner interest and a 98% limited partnership interest in the Partnership. The Company intends to spin off 100% of the limited partner units to its common stockholders (the “Spin-Off”), resulting in the Partnership becoming an independent public company. The remaining 2% general partner interest will be initially owned and controlled by the Company and the Company will be responsible for the management of the Partnership. The Company will account for the Spin-Off at historical cost.

     During September 2003, the Company’s Board of Directors and the Independent Committee of its Board of Directors formally approved the terms of the Spin-Off and the Partnership filed a Form 10 registration statement with the Securities and Exchange Commission. The Board of Directors anticipates that the Spin-Off will occur in late 2003 or in 2004, subject to a number of conditions, including the receipt of an independent appraisal of the assets to be transferred by the Company to the Partnership in connection with the Spin-Off that supports an acceptable level of federal income taxes to the Company as a result of the Spin-Off;

the absence of any contractual and regulatory restraints or prohibitions preventing the consummation of the Spin-Off; and final action by the Board of Directors to set the record date and distribution date for the Spin-Off and the effectiveness of the registration statement.

     Each shareholder of the Company will receive one common unit of the limited partnership interest in the Partnership for every eight shares of the Company’s common stock owned as of the record date.

     Warrants issued to holders of the existing unexercised warrants of the Company will be exchanged in connection with the Spin-Off whereby the holder will receive options to acquire unissued units in the Partnership and unissued common shares of the Company in exchange for the existing warrants. The number of units and shares subject to exercise and the exercise price will be set to equalize each option’s value before and after the Spin-Off.

     Ninety-eight percent of the cash distributions from the Partnership will be distributed to the limited unit holders and the remaining 2% will be distributed to the general partner for distributions up to $1.25 per unit annually (approximately $2.5 million per year). Distributions in excess of that amount will be shared by the limited unit holders and the general partner based on a formula whereby the general partner will receive disproportionately more distributions per unit than the limited unit holders as annual cash distributions exceed certain milestones.

     Subsequent to the L.P. Transfer, the Partnership will sell LPG directly to PMI and will purchase LPG from the Company under a long-term supply agreement. The purchase price of the LPG from the Company will be determined based on the Company’s cost to acquire LPG and a formula that takes into consideration operating costs of both the Company and the Partnership.

     In connection with the Spin-Off, the Company will grant to Mr. Richter and Shore Capital LLC (“Shore”), a company owned by Mr. Shore, options to each purchase 25% of the limited liability company interests in the general partner of the Partnership. It is anticipated that Mr. Richter and Shore will exercise these options immediately after the Spin-Off occurs. The exercise price for each option will be the pro rata share (.5%) of the Partnership’s tax basis capital immediately after the Spin-Off. The Company will retain voting control of the Partnership pursuant to a voting agreement. In addition, Shore will also receive an option to acquire 5% of the common stock of the Company and 5% of the limited partnership interest in the Partnership at a combined equivalent exercise price of $2.20 per share.

     The Partnership will be liable as guarantor for the Company’s collateralized debt (see note P to the consolidated financial statements) and will continue to pledge all of its assets as collateral. The Partnership may also be prohibited from making any distributions to unit holders if it would cause an event of default, or if an event of default is existing, under the Company’s revolving credit facilities, or any other covenant which may exist under any other credit arrangement or other regulatory requirement at the time.

     The Spin-Off will be a taxable transaction for federal income tax purposes (and may also be taxable under applicable state, local and foreign tax laws) to both the Company and its stockholders. The Company intends to treat the Spin-Off as a “partial liquidation” for federal income tax purposes. A “partial liquidation” is defined under Section 302(e) of the Code as a distribution that (i) is “not essentially equivalent to a dividend,” as determined at the corporate level, which generally requires a genuine contraction of the business of the corporation, (ii) constitutes a redemption of stock and (iii) is made pursuant to a plan of partial liquidation and within the taxable year in which the plan is adopted or within the succeeding taxable year.

     The Company may have a federal income tax liability in connection with the Spin-Off. If the income tax liability resulting from the Spin-Off is greater than $2.5 million, the Partnership has agreed to indemnify the Company for any tax liability resulting from the transaction which is in excess of that amount.

     The Company believes that the Spin-Off, which effectively separates the Partnership, as a limited partnership, from the Company will provide greater growth opportunities for each company and the following overall benefits to the Company’s shareholders:

•	Tax Efficiency. As a limited partnership, the Partnership will be able to operate in a more tax efficient manner by eliminating corporate federal income taxes on a portion of future taxable income which would have been fully subject to corporate federal income taxes.

•	Raising Capital. As a limited partnership, the Company believes that the Partnership will have an improved ability to raise capital for expansion. This expansion will benefit the Company directly though anticipated contractual arrangements between the parties and indirectly, through the Company’s general partner interest.

•	Acquisitions. Due to industry preference and familiarity with the limited partnership structure, the Company anticipates that the Company will improve its competitiveness in making acquisitions of assets that generate “qualifying income,” as this term is defined in Section 7704 of the Internal Revenue Code.

•	Recognition. As a limited partnership, the Company anticipates that both the Company and the Partnership will receive increased analyst coverage and acceptance in the marketplace.

     Liquidity:

     The Partnership expects that once the period for minimum distributions commences, it will distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.25 per common unit, or $1.00 per year, to the extent that the Partnership has sufficient cash from operations after establishment of cash reserves and payment of expenses, including the reimbursement of our general partner fees and the guarantees and tax agreement discussed below. The Company intends to restructure certain of its liabilities and obligations to the extent possible, but there can be no assurance that such restructuring can be accomplished or that it will be adequate to allow the Company to pay such liabilities and obligations when due.

     A portion of the Company’s current cash flow from operations will be shifted to the Partnership as a result of Spin-Off. As a result, the Company’s remaining cash flow from operations may not be sufficient to allow the Company to pay its federal income tax liability resulting from the Spin-Off, if any, and other liabilities and obligations when due. The Partnership will be liable as guarantor and will continue to pledge all of its assets as collateral on the Company’s existing debt obligations. In addition, the Partnership has agreed to indemnify the Company for a period of three years from the fiscal year end that includes the date of the Spin-Off for any federal income tax liabilities resulting from the Spin-Off in excess of $2.5 million. However as a result of the distributions, the Partnership may not have sufficient cash flow to pay any obligations related to its guarantees and tax agreement.

     If the Company’s cash flow from operations is not adequate to satisfy such payment of liabilities and obligations and/or tax liabilities when due and the Partnership is unable to satisfy its guarantees and /or tax agreement, the Company may be required to pursue additional debt and/or equity financing. In such event, the Company’s management does not believe that the Company would be able to obtain such financing from traditional commercial lenders. In addition, there can be no assurance that such additional financing will be available on terms attractive to the Company or at all. If additional financing is available through the sale of the Company’s equity and/or other securities convertible into equity securities through public or private financings, substantial and immediate dilution to existing stockholders may occur. There is no assurance that the Company would be able to raise any additional capital if needed. If additional financing can not be accomplished and the Company is unable to pay its liabilities and obligations when due or to restructure certain of its liabilities and obligations, the Company may suffer material adverse consequences to its business, financial condition and results of operations.

     Contractual Obligations and Commercial Commitments. The following is a summary of the Company’s estimated minimum contractual obligations and commercial obligations as of July 31, 2003. Where applicable LPG prices are based on the July 2003 monthly average as published by Oil Price Information Services.

	Payments due by Period
	(Amounts in Millions)
		Less than	1 - 3	4 – 5	After
Contractual Obligations	Total	1 Year	Years	Years	5 Years
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Operating Leases	12.8	1.4	2.8	2.6	6.0
LPG Purchase Obligations	540.9	117.4	163.9	163.9	95.7
Other Long-Term Obligations	.1	—	.1	—	—

Total Contractual Cash Obligations	$553.8	$118.8	$166.8	$166.5	$101.7

Amount of Commitment Expiration
Per Period
(Amounts in Millions)
Commercial	Total Amounts	Less than	1 - 3	4 – 5	Over
Commitments	Committed	1 Year	Years	Years	5 Years
Lines of Credit	$—	$—	$—	$—	$—
Standby Letters of Credit	7.2	7.2	—	—	—
Guarantees	N/A	N/A	N/A	N/A	N/A
Standby Repurchase Obligations	N/A	N/A	N/A	N/A	N/A
Other Commercial Commitments	N/A	N/A	N/A	N/A	N/A

Total Commercial Commitments	$7.2	$7.2	$—	$—	$—

Financial Accounting Standards

In August 2001 Statement of Financial Accounting Standards (“SFAS”) No. 144 (“SFAS 144”) “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued. SFAS 144 supersedes the provisions of Statement of Financial Accounting Standards No. 121 (“SFAS 121”) “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”. SFAS 144 requires the Company to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment has occurred, the amount of the impairment is charged to operations. No impairments were recognized for the years ended July 31, 2001, 2002 and 2003.

In November 2002, the Financial Accounting Standards board issued FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation requires guarantors to disclose certain information about guarantees of indebtedness of others. In addition, under certain circumstances, those guarantees may result in such debts being recorded in the guarantor’s financial statements.

In December 2002, SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure”, an amendment of FASB Statement No. 123 “Accounting for Stock-Based Compensation” was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted the interim disclosure provisions of SFAS No. 148 during the third quarter of fiscal 2003.

The Company will account for employee option plans in accordance with the provisions of APB No. 25, “Accounting for Stock Issued to Employees” which is permitted by SFAS 123. Consistent with the provisions of SFAS 123 and SFAS 148, the Company will disclose pro forma net income (loss), and net income (loss) per common unit under the fair value method.

Other recently issued accounting pronouncements include FIN 46 “Consolidation of Variable Interest Entities, SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Company does not currently anticipate that these pronouncements will have an effect on the amounts reported or disclosures contained in its financial statements.

Critical Accounting Policies

The financial statements of the Company reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See note B to those financial statements, “Summary of Significant Accounting Policies”. The Company believes that the following reflect the more critical accounting policies that affect the financial position and results of operations.

Revenues recognition — The Company expects in the future to enter into sales agreements to sell LPG for future delivery. The Company will not record sales until the LPG is delivered to the customer.

Impairment of long-lived assets — The determination of whether impairment has occurred is based on an estimate of undiscounted cash flows attributable to assets in future periods. If impairment has occurred, the amount of the impairment loss recognized will be determined by estimating the fair value of the assets and recording a loss if the fair value is less than the carrying value. Assessments of impairment are subject to management’s judgments and based on estimates that management is required to make.

Depreciation and amortization expenses — Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization rates are based on management’s estimate of the future utilization and useful lives of the assets.

Stock-based compensation — The Company accounts for stock-based compensation using the provisions of ABP 25 (intrinsic value method), which is permitted by SFAS 123. The difference in net income, if any, between the intrinsic value method and the method provided for by SFAS 123 (fair value method) is required to be disclosed in the financial statements on an annual and interim basis as a result of the issuance of SFAS 148.

Allowance for doubtful accounts — The carrying value of trade accounts receivable is based on estimated fair value. The determination of fair value is subject to management’s judgments and is based on estimates that management is required to make.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

     To the extent that the Company maintains quantities of LPG inventory in excess of commitments for quantities of undelivered LPG and/or has commitments for undelivered LPG in excess of inventory balances, the Company is exposed to market risk related to the volatility of LPG prices. In the event that inventory balances exceed commitments for undelivered LPG, during periods of falling LPG prices, the Company may sell excess inventory to customers to reduce the risk of these price fluctuations. In the event that commitments for undelivered LPG exceed inventory balances, the Company may purchase contracts which protect the Company against future price increases of LPG.

     The Company does not maintain quantities of LPG inventory in excess of quantities actually ordered by PMI. Therefore, the Company has not currently entered into and does not currently expect to enter into any arrangements in the future to mitigate the impact of commodity price risk.

     The Company has historically borrowed only at fixed interest rates. All current interest bearing debt is at a fixed rate. Trade accounts receivable from the Company’s limited number of customers and the Company’s trade and other accounts payable do not bear interest. The Company’s credit facility with RZB does not bear interest since generally no cash advances are made to the Company by RZB. Fees paid to RZB for letters of credit are based on a fixed schedule as provided in the Company’s agreement with RZB. Therefore, the Company currently has limited, if any, interest rate risk.

     The Company routinely converts U.S. dollars into Mexican pesos to pay terminal operating costs and income taxes. Such costs have historically been less than $1 million per year and the Company expects such costs will remain at less than $1 million dollars in any year. The Company does not maintain Mexican peso bank accounts with other than nominal balances. Therefore, the Company has limited, if any, risk related to foreign currency exchange rates.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Certified Public Accountants

To the Board of Directors
Penn Octane Corporation

We have audited the accompanying consolidated balance sheets of Penn Octane Corporation and its subsidiaries (Company) as of July 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of July 31, 2002 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended July 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II of the Company for each of the three years in the period ended July 31, 2003. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note P to the consolidated financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern including 1) the Company has a deficit in working capital and 2) significantly all of the Company’s assets are pledged or committed to be pledged as collateral on existing debt in connection with the Extending Noteholders’ notes and the $250,000 Note, the RZB Credit Facility and the notes related to the Settlement. In addition, if the Spin-Off discussed in note R occurs, the Company’s stockholders’ equity will be reduced by the amount of the Spin-Off which may result in a deficit in stockholders’ equity and the Company’s ability to obtain cash from operations or additional debt or equity financing may be limited. Management’s plans in regard to these matters are also described in note P. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

/s/ BURTON McCUMBER & CORTEZ, L.L.P.

Brownsville, Texas
September 19, 2003

Penn Octane Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

July 31

ASSETS

	2002	2003
Current Assets
Cash	$130,954	$71,064
Restricted cash	29,701	3,404,782
Trade accounts receivable (less allowance for doubtful accounts of $5,783 at 2002 and 2003)	7,653,986	4,143,458
Notes receivable – related parties	214,356	—
Inventories	938,672	878,082
Assets held for sale	—	720,000
Mortgage receivable	1,935,723	—
Prepaid expenses and other current assets	254,654	476,109

Total current assets	11,158,046	9,693,495
Property, plant and equipment – net	18,350,785	17,677,830
Lease rights (net of accumulated amortization of $661,740 and $707,535 at 2002 and 2003)	492,299	446,504
Other non-current assets	154,209	19,913

Total assets	$30,155,339	$27,837,742

The accompanying notes are an integral part of these statements.

Penn Octane Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS – CONTINUED

July 31

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2002	2003
Current Liabilities
Current maturities of long-term debt	$3,055,708	$746,933
Short-term debt	3,085,000	1,744,128
Revolving line of credit	150,000	—
LPG trade accounts payable	8,744,432	7,152,098
Other accounts payable	3,584,848	2,470,880
Foreign taxes payable	—	60,000
Accrued liabilities	860,551	1,083,966

Total current liabilities	19,480,539	13,258,005
Long-term debt, less current maturities	612,498	60,000
Commitments and contingencies	—	—
Stockholders’ Equity
Series A – Preferred stock-$.01 par value, 5,000,000 shares authorized; No shares issued and outstanding at 2002 and 2003	—	—
Series B – Senior preferred stock-$.01 par value, $10 liquidation value, 5,000,000 shares authorized; No shares issued and outstanding at 2002 and 2003	—	—
Common stock – $.01 par value, 25,000,000 shares authorized; 14,870,977 and 15,274,749 shares issued and outstanding at 2002 and 2003	148,709	152,747
Additional paid-in capital	26,919,674	28,298,301
Notes receivable from an officer of the Company and another party for exercise of warrants, net of reserves of $754,175 and $535,736 at 2002 and 2003	(4,014,481)	(2,897,520)
Accumulated deficit	(12,991,600)	(11,033,791)

Total stockholders’ equity	10,062,302	14,519,737

Total liabilities and stockholders’ equity	$30,155,339	$27,837,742

The accompanying notes are an integral part of these statements.

Penn Octane Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended July 31

	2001	2002	2003
Revenues	$150,699,999	$142,156,099	$162,489,565
Cost of goods sold	151,475,598	131,129,110	152,375,349

Gross profit (loss)	(775,599)	11,026,989	10,114,216
Selling, general and administrative expenses
Legal and professional fees	1,139,141	1,568,002	2,597,065
Salaries and payroll related expenses	1,230,456	1,646,308	2,411,843
Other	1,248,042	1,132,546	1,380,009

	3,617,639	4,346,856	6,388,917

Operating income (loss)	(4,393,238)	6,680,133	3,725,299
Other income (expense)
Interest and LPG financing expense	(3,615,477)	(2,538,395)	(1,757,664)
Interest income	39,576	27,550	95,327
Settlement of litigation	(115,030)	—	(145,153)

Income (loss) before taxes	(8,084,169)	4,169,288	1,917,809
Provision (benefit) for income taxes	9,641	46,693	(40,000)

Net income (loss)	$(8,093,810)	$4,122,595	$1,957,809

Net income (loss) per common share	$(0.57)	$0.28	$0.13

Net income (loss) per common share assuming dilution	$(0.57)	$0.27	$0.13

Weighted average common shares outstanding	14,146,980	14,766,115	15,035,220

The accompanying notes are an integral part of these statements.

Penn Octane Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended July 31

	2001		2002		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred Stock
Beginning balance	—	$—	—	$—	—	$—

Ending balance	—	$—	—	$—	—	$—

Senior Preferred Stock
Beginning balance	—	$—	—	$—	—	$—

Ending balance	—	$—	—	$—	—	$—

Common Stock
Beginning balance	13,435,198	$134,352	14,427,011	$144,270	14,870,977	$148,709
Issuance of common stock in connection with registration rights penalty	3,480	35	—	—	—	—
Issuance of common stock for services - August 2000	6,500	65	—	—	—	—
Issuance of common stock in connection with settlement of litigation - August 2000	12,500	125	—	—	—	—
Issuance of common stock in connection with settlement of litigation - September 2000	100,000	1,000	—	—	—	—
Issuance of common stock upon exercise of warrants - September 2000	200,000	2,000	—	—	—	—
Receipt of stock for cancellation of indebtedness	(78,383)	(784)	—	—	—	—
Issuance of common stock upon exercise of warrants - October 2000	7,500	75	—	—	—	—
Issuance of common stock for services - November 2000	4,716	47	—	—	—	—
Issuance of common stock upon exercise of warrants - November 2000	700,000	7,000	—	—	—	—
Issuance of common stock in connection with bonus – December 2000	14,500	145	—	—	—	—
Issuance of common stock for services - December 2000 - January 2001	6,000	60	—	—	—	—
Issuance of common stock upon exercise of warrants – July 2001	15,000	150	—	—	—	—
Issuance of common stock upon exercise of warrants in exchange for debt obligations owed to the holder of the warrants - August 2001	—	—	37,500	375	—	—
Issuance of common stock upon exercise of warrants in exchange for debt obligations owed to the holder of the warrants - September 2001	—	—	275,933	2,759	—	—
Issuance of common stock in connection with bonus - September 2001	—	—	1,000	10	—	—
Issuance of common stock for services - September 2001	—	—	37,500	375	—	—

The accompanying notes are an integral part of these statements.

Penn Octane Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY – Continued

For the years ended July 31

	2001		2002		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock – Continued
Receipt of stock for payment of indebtedness – October 2001	—	—	(36,717)	(367)	—	—
Issuance of common stock upon exercise of warrants – November 2001	—	—	78,750	787	—	—
Issuance of common stock upon exercise of warrants – June 2002	—	—	25,000	250	—	—
Issuance of common stock upon exercise of warrants – July 2002	—	—	25,000	250	—	—
Receipt of stock for payment of indebtedness	—	—	—	—	(7,620)	(76)
Issuance of common stock upon exercise of warrants in exchange for debt obligations owed to the holder of the warrants – March 2003	—	—	—	—	250,000	2,500
Issuance of common stock in exchange for debt obligations – March 2003	—	—	—	—	161,392	1,614

Ending balance	14,427,011	$144,270	14,870,977	$148,709	15,274,749	$152,747

The accompanying notes are an integral part of these statements.

Penn Octane Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY – Continued

For the years ended July 31

	2001	2002	2003
	Amount	Amount	Amount
Additional Paid-In Capital
Beginning balance	$21,782,638	$25,833,822	$26,919,674
Sale of common stock	—	—	401,866
Issuance of warrants in connection with settlement	300,000	—	—
Loan discount related to detachable warrants	1,620,403	207,283	384,665
Grant of stock for bonus	43,355	2,790	—
Grant of stock for services	87,595	149,625	—
Common stock distributed in connection with the settlement of a lawsuit	(1,125)	—	—
Grant of warrants for services	499,480	—	—
Grant of warrants in connection with registration rights agreement	(35)	—	—
Receipt of common stock for cancellation of debt	(554,877)	—	—
Receipt of stock for payment of indebtedness	—	(146,502)	(30,404)
Exercise of warrants	2,142,025	872,967	622,500
Cost of registering securities	(85,637)	(311)	—

Ending balance	$25,833,822	$26,919,674	$28,298,301

Stockholders’ Notes
Beginning balance	$(3,263,350)	$(3,986,048)	$(4,014,481)
Note receivable from an officer of the Company and another party for exercise of warrants	(698,000)	—	—
Note receivable from an officer and director of the Company	—	(200,000)	200,000
Interest on another party note receivable	(24,698)	—	—
Reserve of interest	—	24,698	—
Reduction in notes receivable	—	146,869	30,480
Forgiveness of note receivable in connection with severance pay	—	—	448,077
Receipt of assets for cancellation of note receivable	—	—	438,404

Ending balance	$(3,986,048)	$(4,014,481)	$(2,897,520)

Accumulated Deficit
Beginning balance	$(9,020,385)	$(17,114,195)	$(12,991,600)
Net income (loss) for the year	(8,093,810)	4,122,595	1,957,809

Ending balance	$(17,114,195)	$(12,991,600)	$(11,033,791)

The accompanying notes are an integral part of these statements.

Penn Octane Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31

	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(8,093,810)	$4,122,595	$1,957,809
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	758,911	843,436	976,054
Amortization of lease rights	45,795	45,795	45,795
Non-employee stock based costs and other	222,988	374,870	166,537
Amortization of loan discount related to detachable warrants	1,887,442	956,853	240,043
Gain on sale of land	—	(17,001)	—
Gain on sale of equipment	—	—	(231,925)
Gain on settlement of litigation	—	—	(50,000)
Interest expense associated with exchange of debt	—	—	68,000
Interest income – officer note	—	—	(67,241)
Salaries and payroll related expenses	—	—	523,349
Other	106,570	33,281	58,834
Changes in current assets and liabilities:
Trade accounts receivable	(986,213)	(2,856,873)	(3,510,529)
Inventories	(5,061,638)	11,246,407	60,590
Prepaid and other current assets	22,562	(180,697)	(387,992)
LPG trade accounts payable	4,310,867	(793,393)	(1,592,334)
Obligation to deliver LPG	11,495,333	(11,495,333)	—
Other accounts payable and accrued liabilities	1,491,810	155,671	(737,343)
Foreign taxes payable	—	—	60,000

Net cash provided by (used in) operating activities	6,200,617	2,435,611	4,600,705
Cash flows from investing activities:
Capital expenditures	(2,572,367)	(789,069)	(534,883)
Sale of land	—	72,001	—
Proceeds from sale of equipment	—	—	368,303
Decrease (increase) in other non-current assets	(4,649)	158,599	134,296
Reduction in note receivable	—	(224,698)	—

Net cash used in investing activities	(2,577,016)	(783,167)	(32,284)
Cash flows from financing activities:
(Increase) decrease in restricted cash	(939,503)	942,174	(3,375,081)
Revolving credit facilities	(3,538,394)	150,000	(150,000)
Issuance of debt	1,046,000	381,032	584,711
Debt issuance costs	(326,232)	—	—
Issuance of common stock	1,453,249	287,511	—
Costs of registration	(85,637)	(568)	—
Reduction in debt	(875,518)	(3,632,324)	(1,687,941)

Net cash provided by (used in) financing activities	(3,266,035)	(1,872,175)	(4,628,311)

Net increase (decrease) in cash	357,566	(219,731)	(59,890)
Cash at beginning of period	(6,881)	350,685	130,954

Cash at end of period	$350,685	$130,954	$71,064

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest (including capitalized interest of $120,000 in 2001)	$1,806,356	$1,756,998	$1,522,960

Taxes	$27,141	$—	$—

Supplemental disclosures of noncash transactions:
Equity – common stock and warrants issued and other	$3,575,382	$974,915	$1,345,145

Notes receivable exchanged for common stock	$(555,661)	$(146,869)	$(30,480)

Mortgage receivable	$(1,934,872)	$(851)	$1,935,723

Equipment exchange for notes receivable	$—	$—	$720,000

The accompanying notes are an integral part of these statements.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – ORGANIZATION

Penn Octane Corporation was incorporated in Delaware in August 1992. The Company has been principally engaged in the purchase, transportation and sale of liquefied petroleum gas (LPG). The Company owns and operates a terminal facility on leased property in Brownsville, Texas (Brownsville Terminal Facility) and owns a LPG terminal facility in Matamoros, Tamaulipas, Mexico (Matamoros Terminal Facility) and approximately 23 miles of pipelines (US - Mexico Pipelines) which connect the Brownsville Terminal Facility to the Matamoros Terminal Facility. The Company has a long-term lease agreement for approximately 132 miles of pipeline (Leased Pipeline) which connects ExxonMobil Corporation’s (Exxon) King Ranch Gas Plant in Kleberg County, Texas and Duke Energy’s La Gloria Gas Plant in Jim Wells County, Texas, to the Company’s Brownsville Terminal Facility. In addition, the Company has access to a twelve-inch pipeline which connects Exxon’s Viola valve station in Nueces County, Texas to the inlet of the King Ranch Gas Plant (ECCPL) (see note Q) as well as existing and other potential propane pipeline suppliers which have the ability to access the ECCPL. In connection with the Company’s lease agreement for the Leased Pipeline, the Company may access up to 21,000,000 gallons of storage located in Markham, Texas (Markham Storage), as well as other potential propane pipeline suppliers, via approximately 155 miles of pipeline located between Markham, Texas and the Exxon King Ranch Gas Plant. The Company sells LPG primarily to P.M.I. Trading Limited (PMI). PMI is the exclusive importer of LPG into Mexico. PMI is a subsidiary of Petroleos Mexicanos, the state-owned Mexican oil company (PEMEX). The LPG purchased from the Company by PMI is generally destined for consumption in the northeastern region of Mexico.

The Company commenced operations during the fiscal year ended July 31, 1995, upon construction of the Brownsville Terminal Facility. Since the Company began operations, the primary customer for LPG has been PMI. Sales of LPG to PMI accounted for approximately 74%, 78% and 82% of the Company’s total revenues for the years ended July 31, 2001, 2002 and 2003, respectively.

Basis of Presentation

The accompanying consolidated financial statements include the Company and its United States subsidiaries including its recently formed Rio Vista Energy Partners, LP and its subsidiaries, all inactive (see note R), Penn Octane International, L.L.C., PennWilson CNG, Inc. (PennWilson) and Penn CNG Holdings, Inc. and subsidiaries, its Mexican subsidiaries, Penn Octane de Mexico, S.A. de C.V. (PennMex) and Termatsal, S.A. de C.V. (Termatsal) and its other inactive Mexican subsidiaries, (collectively the Company). All significant intercompany accounts and transactions are eliminated.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

2.	Property, Plant and Equipment and Lease Rights

Property, plant and equipment are recorded at cost. After being placed into service, assets are depreciated and amortized using the straight-line method over their estimated useful lives as follows:

LPG terminals, building and leasehold improvements (a)	8 to 19 years
Automobiles	3-5 years
Furniture, fixtures and equipment	3-5 years
Trailers	8 years
Pipelines	30 years

(a)	Brownsville Terminal related assets are depreciated over their estimated useful lives, not to exceed the term of the Pipeline Lease (see note K).

The lease rights of $1,154,039 are being amortized over 19 years which corresponds with the life of lease of the Leased Pipeline. Annual amortization expense is $45,795 ($228,975 for five years).

Maintenance and repair costs are charged to expense as incurred.

In August 2001 Statement of Financial Accounting Standards (SFAS) No. 144 (SFAS 144) “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued. SFAS 144 supersedes the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121) “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”. SFAS 144 requires the Company to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment has occurred, the amount of the impairment is charged to operations. No impairments were recognized for the years ended July 31, 2001, 2002 and 2003.

3.	Income Taxes

The Company will file a consolidated income tax return for the year ended July 31, 2003.

The Company accounts for deferred taxes in accordance with SFAS 109, “Accounting for Income Taxes”. Under the liability method specified therein, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are the allowance for doubtful accounts receivable, amortization of deferred interest costs, accumulated depreciation and deferred compensation expense.

The foreign subsidiaries are taxed on their income directly by the Mexican Government. Such foreign subsidiaries are not included in the U.S. consolidated income tax return of the Company. Consequently U.S. income tax effect will occur only when dividend distributions of earnings and profits of the foreign subsidiaries are received by the Company.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

4. Income (Loss) Per Common Share

Income (loss) per share of common stock is computed on the weighted average number of shares outstanding in accordance with SFAS 128, “Earnings Per Share”. During periods in which the Company incurred losses, giving effect to common stock equivalents is not presented as it would be antidilutive.

5. Cash Equivalents

For purposes of the cash flow statement, the Company considers cash in banks and securities purchased with a maturity of three months or less to be cash equivalents.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Fair Value of Financial Instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments”, requires the disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate the value. SFAS 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts are not intended to represent the underlying value of the Company. The carrying amounts of cash and cash equivalents, current receivables and payables and long-term liabilities approximate fair value because of the short-term nature of these instruments.

8. Stock-Based Compensation

SFAS 123 and SFAS 148, “Accounting for Stock-Based Compensation” and “Accounting for Stock-Based Compensation – Transition and Disclosure”, establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees.

Under the guidance provided by SFAS 123, the Company has elected to continue to account for employee stock-based compensation using the intrinsic value method prescribed in APB 25, “Accounting for Stock Issued to Employees”, and related Interpretations.

9. Revenue Recognition on Sales of LPG

Revenues are recorded based on the following criteria:

(1)	Persuasive evidence of an arrangement exists and the price is determined

(2)	Delivery has occurred

(3)	Collectibility is reasonably assured

Any amounts collected from customers for which the delivery has not occurred are recorded as an obligation to deliver LPG in the consolidated balance sheet. Losses, if any, resulting from inventory imbalances from such sales are recognized currently, and gains, if any, are recognized at final delivery.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

10. Foreign Currency Translation

The Company follows FASB No. 52 “Foreign Currency Translation” in consolidation of the Company’s Mexican subsidiaries, whose functional currency is the US dollar. Non monetary balance sheet items and related revenue and expense are remeasured using historical rates. Monetary balance sheet items and related revenue and expense are remeasured using exchange rates in effect at the balance sheet dates.

11. Financial Instruments

The Company has adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), which requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. At July 31, 2001, 2002 and 2003 the Company had no derivative financial instruments.

12. Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current presentation.

13. Non-Employee Stock-Based Compensation

The Company routinely issues warrants to purchase common stock to non-employees for goods and services and to acquire or extend debt. The Company applies the provisions of SFAS 123 to account for such transactions. SFAS 123 requires that such transactions be accounted for at fair value. If the fair value of the goods and services or debt related transactions are not readily measurable, the fair value of the warrants is used to account for such transactions.

14. Trade Accounts and Notes Receivable and Allowance for Doubtful Accounts

Trade accounts and notes receivable are accounted for at fair value. Trade accounts receivable do not bear interest and are short-term in nature. Notes receivable bear interest at prevailing market rates at the time of issuance. An allowance for doubtful accounts for trade accounts receivable and notes receivable is established when the fair value is less than the carrying value. Trade accounts receivable and notes receivable are charged to the allowance when management determines that collection is remote. An allowance for uncollected interest income is established for interest income on notes receivable when the notes receivable are contractually past due.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – INCOME (LOSS) PER COMMON SHARE

The following tables present reconciliations from income (loss) per common share to income (loss) per common share assuming dilution (see note J for the warrants):

	For the year ended July 31, 2001
	Income (Loss)	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Net income (loss)	$(8,093,810)
Basic EPS
Net income (loss) available to common stockholders	(8,093,810)	14,146,980	$(0.57)

Effect of Dilutive Securities
Warrants	—	—
Diluted EPS
Net income (loss) available to common stockholders	N/A	N/A	N/A

	For the year ended July 31, 2002
	Income (Loss)	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Net income (loss)	$4,122,595
Basic EPS
Net income (loss) available to common stockholders	4,122,595	14,766,115	$0.28

Effect of Dilutive Securities
Warrants	—	351,424

Diluted EPS
Net income (loss) available to common stockholders	$4,122,595	15,117,539	$0.27

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – INCOME (LOSS) PER COMMON SHARE - Continued

	For the year ended July 31, 2003
	Income (Loss)	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Net income (loss)	$1,957,809
Basic EPS
Net income (loss) available to common stockholders	1,957,809	15,035,220	$0.13

Effect of Dilutive Securities
Warrants	—	80,610
Convertible Preferred Stock	—	—

Diluted EPS
Net income (loss) available to common stockholders	$1,957,809	15,115,830	$0.13

NOTE D – NOTES FROM RELATED PARTIES

During April 1997, Mr. Jerome B. Richter, the Company’s Chief Executive Officer, Chairman of the Board and former President, exercised warrants to purchase 2,200,000 shares of common stock of the Company, at an exercise price of $1.25 per share. The consideration for the exercise of the warrants included $22,000 in cash and a $2,728,000 promissory note. The note was due on April 11, 2000. On April 11, 2000, Mr. Richter’s issued a new promissory note totaling $3,196,693 (Mr. Richter’s Promissory Note), representing the total unpaid principal and unpaid accrued interest at the expiration of the original promissory note. During September 1999, the Board of Directors of the Company agreed to offset interest due on Mr. Richter’s Promissory Note in consideration for providing collateral and personal guarantees of Company debt. The principal amount of the note plus accrued interest at an annual rate of 10.0%, except as adjusted for above, was due on April 30, 2001. In November 2001 the Company extended the due date to October 31, 2003 and the interest was adjusted to the prime rate on November 7, 2001 (5.0%). In July 2002 the Company extended the due date to July 29, 2005. In connection with the extension, the Company agreed in Mr. Richter’s employment agreement (see note K) to continue to forgive any interest due from Mr. Richter pursuant to Mr. Richter’s Promissory Note, provided that Mr. Richter guarantees at least $2,000,000 of the Company’s indebtedness during any period of that fiscal year of the Company. Furthermore, the Company agreed to forgive Mr. Richter’s Promissory Note in the event that either (a) the share price of the Company’s common stock trades for a period of 90 days at a blended average price equal to at least $6.20, or (b) the Company is sold for a price per share (or an asset sale realizes revenues per share) equal to at least $6.20. Mr. Richter is personally liable with full recourse to the Company and has provided 1,000,000 shares of common stock of the Company as collateral. Those shares were subsequently pledged as collateral to the holders of certain of the Company’s debt obligations (see note H). Mr. Richter’s Promissory Note has been recorded as a reduction of stockholders’ equity.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – NOTES FROM RELATED PARTIES – Continued

On March 26, 2000, the wife of Mr. Jorge Bracamontes, a director and executive officer of the Company, issued the Company a new promissory note totaling $46,603, representing the total unpaid principal and interest due under a prior promissory note due to the Company which matured March 26, 2000. The principal amount of the note plus accrued interest at an annual rate of 10.0% was due in April 2001. During November 2001, the Company and the wife of Mr. Bracamontes agreed to exchange 1,864 shares of common stock of the Company held by the wife of Mr. Bracamontes for payment of all unpaid interest owing to the Company through October 2001. In addition, the Company agreed to extend the maturity date of the note held by the wife of Mr. Bracamontes to October 31, 2003. The wife of Mr. Bracamontes was personally liable with full recourse under such promissory note and had provided the remaining 13,136 shares of common stock of the Company as collateral.

During March 2000, Mr. Bracamontes exercised warrants to purchase 200,000 shares of common stock of the Company, at an exercise price of $2.50 per share. The consideration for the exercise of the warrants included $2,000 in cash and a $498,000 promissory note. The principal amount of the note plus accrued interest at an annual rate of 10.0% was due in April 2001. During November 2001, the Company and Mr. Bracamontes agreed to exchange 19,954 shares of common stock of the Company held by Mr. Bracamontes for payment of all unpaid interest owing to the Company through October 2001. In addition, the Company agreed to extend the maturity date of the note held by Mr. Bracamontes to October 31, 2003. Mr. Bracamontes was personally liable with full recourse under such promissory note and had provided the remaining 180,036 shares of common stock of the Company as collateral.

During July 2003, Mr. Bracamontes resigned from his position as a director and officer of the Company. In connection with his resignation the Company agreed to (i) forgive the remaining balance of his $498,000 promissory note, (ii) forgive the remaining balance of his wife’s $46,603 promissory note, (iii) issue 21,818 shares of the Company’s common stock (valued at approximately $75,000), and (iv) agreed to make certain payments of up to $500,000 based on the success of future projects (the Company’s Chief Executive Officer agreed to guarantee these payments with 100,000 of his shares of the common stock of the Company). Mr. Bracamontes will continue to provide services and the Company will continue to make payments to Mr. Bracamontes of $15,000 a month until March 31, 2004. All of the above amounts totaling approximately $520,000 have been reflected in the consolidated financial statements as of July 31, 2003 as salaries and payroll related expenses. Simultaneously, Mr. Bracamontes sold his interest in Tergas, S.A. de C.V. (an affiliate of the Company) to another officer of the Company, Mr. Vicente Soriano. The Company has an option to acquire Tergas, S.A. de C.V. (Tergas) for a nominal price of approximately $5,000.

During September 2000, Mr. Ian Bothwell, a director and executive officer of the Company, exercised warrants to purchase 200,000 shares of common stock of the Company, at an exercise price of $2.50 per share. The consideration for the exercise of the warrants included $2,000 in cash and a $498,000 promissory note. The principal amount of the note plus accrued interest at an annual rate of 10.5% was due in April 2001. During November 2001, the Company and Mr. Bothwell agreed to exchange 14,899 shares of common stock of the Company held by Mr. Bothwell for payment of all unpaid interest owing to the Company through October 2001. In addition, the Company agreed to extend the maturity date of the note held by Mr. Bothwell to October 31, 2003.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – NOTES FROM RELATED PARTIES – Continued

On September 10, 2000, the Board of Directors approved the repayment by a company controlled by Mr. Bothwell (Buyer) of the $900,000 promissory note to the Company through the exchange of 78,373 shares of common stock of the Company owned by the Buyer, which were previously pledged to the Company in connection with the promissory note. The exchanged shares had a fair market value of approximately $556,000 at the time of the transaction resulting in an additional loss of $84,000 which was included in the consolidated statement of operations at July 31, 2000. The remaining note had a balance of $214,355 and was collateralized by compressed natural gas refueling station assets and 60,809 shares of the Company’s common stock owned by the Buyer.

During October 2002, the Company agreed to accept the compressed natural gas refueling station assets with an appraised fair value of approximately $800,000 as payment for all notes outstanding at the time (with total principal amount of $652,759 plus accrued interest) owed to the Company by Mr. Bothwell. In connection with the transaction, the Company adjusted the fair value of the assets to $720,000 to reflect additional costs estimated to be incurred in disposing of the assets. The Company also recorded interest income as of July 31, 2003 on the notes of approximately $67,241, which has been previously been reserved, representing the difference between the adjusted fair value of the assets and the book value of the notes.

In January 2002, the Company loaned Mr. Richter, $200,000 due in one year. The Company had also made other advances to Mr. Richter of approximately $82,000 as of July 31, 2002, which were offset per his employment agreement against accrued and unpaid bonuses due to Mr. Richter. The note due from Mr. Richter in the amount of $200,000 plus accrued interest as of January 31, 2003, was paid through an offset against previously accrued bonus and profit sharing amounts due to Mr. Richter in January 2003.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of July 31, :

	2002	2003
LPG:
Midline pump station	$2,449,628	$2,443,988
Brownsville Terminal Facility: (a)
Building	173,500	173,500
Terminal facilities	3,631,207	3,631,207
Tank Farm	370,855	373,945
Leasehold improvements	302,657	302,657
Capital construction in progress	96,212	96,212
Equipment	502,557	226,285

	7,526,616	7,247,794

US – Mexico Pipelines and Matamoros Terminal Facility: (a)
U.S. Pipelines and Rights of Way	6,497,471	6,680,242
Mexico Pipelines and Rights of Way	993,300	993,300
Matamoros Terminal Facility	5,074,087	5,107,514
Saltillo Terminal	1,027,267	1,027,267
Land	856,358	856,358

	14,448,483	14,664,681

Total LPG	21,975,099	21,912,475

Other:
Automobile	10,800	—
Office equipment	72,728	93,201
Software	—	75,890

	83,528	169,091

	22,058,627	22,081,566
Less: accumulated depreciation and amortization	(3,707,842)	(4,403,736)

	$18,350,785	$17,677,830

(a)	See note R.

The Company had previously completed construction of an additional LPG terminal facility in Saltillo, Mexico (Saltillo Terminal). The Company was unable to receive all the necessary approvals to operate the facility at that location. While the terminal is not currently operable, the equipment is capable of being used for its intended purpose at any other chosen location. The Company has identified an alternate site in Hipolito, Mexico, a town located in the proximity of Saltillo to establish a LPG terminal.

The Company has accounted for the Saltillo Terminal at cost. The cost included in the balance sheet is comprised primarily of dismantled pipe, dismantled steel structures, steel storage tanks, pumps and compressors and capitalized engineering costs related to the design of the terminal. The cost of dismantling the terminal at the Saltillo location was expensed and on-going storage fees have also been expensed. The expense of the relocation, which is estimated to be $500,000, will also be expensed as incurred.

Depreciation and amortization expense of property, plant and equipment totaled $758,911, $843,435 and $976,055 for the years ended July 31, 2001, 2002 and 2003, respectively.

Property, plant and equipment, net of accumulated depreciation, includes $6,782,557 and $6,427,387 of costs, located in Mexico at July 31, 2002 and 2003, respectively.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – INVENTORIES

Inventories consist of the following as of July 31,:

	2002		2003
	Gallons	Cost	Gallons	Cost
LPG:
Leased Pipeline	1,175,958	$458,091	1,175,958	$638,623
Brownsville Terminal Facility Matamoros Terminal Facility and railcars leased by the Company	806,688	314,243	440,771	239,368
Markham Storage and other	427,003	166,338	168	91

	2,409,649	$938,672	1,616,897	$878,082

NOTE G – INCOME TAXES

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities were as follows at July 31,:

	2002		2003
	Assets	Liabilities	Assets	Liabilities
Depreciation	$—	$133,000	$—	$193,000
Bad debt reserve	140,000	—	2,000	—
Receivable	12,000	—	—	—
Alternative minimum tax credits	—	—	84,000	—
Deferred interest cost	1,552,000	—	1,346,000	—
Deferred other cost	172,000	—	228,000	—
Rio Vista Registration costs	—	—	156,000	—
Net operating loss carryforward	2,277,000	—	1,797,000	—

	4,153,000	133,000	3,613,000	193,000
Less: valuation allowance	4,153,000	133,000	3,613,000	193,000

	$—	$—	$—	$—

There is no current or deferred U.S. income tax expense for the years ended July 31, 2001, 2002 and 2003. The Company did incur U.S. alternative minimum tax for the year ended July 31, 2003 totaling $29,000. The Company was in a loss position for 2001 and utilized net operating loss carryforwards in 2002 and 2003. The Company has estimated a Mexican income tax of $60,000 for the year ended July 31, 2003. The Mexican subsidiaries file their income tax returns on a calendar year basis.

Management believes that the valuation allowance reflected above is appropriate because of the uncertainty that sufficient taxable income will be generated in future taxable years by the Company to absorb the entire amount of such net operating losses.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G – INCOME TAXES - Continued

At July 31, 2003, the approximate amount of net operating loss carryforwards and expiration dates for U.S. income tax purposes were as follows:

Year ending	Tax Loss
July 31,	Carryforward
2021	$5,285,000

$5,285,000

Future changes in ownership, as defined by section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year.

NOTE H – DEBT OBLIGATIONS

Restructuring of Notes

From December 10, 1999 through January 18, 2000, and on February 2, 2000, the Company completed a series of related transactions in connection with the private placement of $4,944,000 and $710,000, respectively, of subordinated notes (Notes) which were due the earlier of December 15, 2000, or upon the receipt of proceeds by the Company from any future debt or equity financing in excess of $2,250,000 (see below). Interest at 9% was due and paid on June 15, 2000 and December 15, 2000. In connection with the Notes, the Company granted the holders of the Notes, warrants (Warrants) to purchase a total of 706,763 shares of common stock of the Company at an exercise price of $4.00 per share, exercisable through December 15, 2002.

During December 2000, the Company entered into agreements (Restructuring Agreements) with the holders of $5,409,000 in principal amount of the Notes providing for the restructuring of such Notes (Restructuring). The remaining $245,000 balance of the Notes was paid.

Under the terms of the Restructuring Agreements, the due dates for the restructured Notes (Restructured Notes) were extended to December 15, 2001, subject to earlier repayment upon the occurrence of certain specified events provided for in the Restructured Notes. Additionally, beginning December 16, 2000, the annual interest rate on the Restructured Notes was increased to 13.5% (subject to the adjustments referred to below). Interest payments were paid quarterly beginning March 15, 2001.

Under the terms of the Restructuring Agreements, the holders of the Restructured Notes also received warrants to purchase up to 676,125 shares of common stock of the Company at an exercise price of $3.00 per share and exercisable until December 15, 2003 (New Warrants). The Company also agreed to modify the exercise prices of the Warrants to purchase up to 676,137 shares of common stock of the Company previously issued to the holders of the Restructured Notes in connection with their original issuance from $4.00 per share to $3.00 per share and extend the exercise dates of the Warrants from December 15, 2002 to December 15, 2003. In addition, the Company was required to reduce the exercise price of the Warrants and the New Warrants issued to the holders of the Restructured Notes from $3.00 per share to $2.50 per share because the Restructured Notes were not fully repaid by June 15, 2001.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – DEBT OBLIGATIONS – Continued

Restructuring of Notes – Continued

In connection with the Restructuring Agreements, the Company agreed to register the shares of common stock which may be acquired in connection with the exercise of the New Warrants (Exercisable Shares) by March 31, 2001. In connection with the Company’s obligations under the Restructured Notes, the Company’s registration statement containing the Exercisable Shares was declared effective on March 14, 2001.

Under the terms of the Restructuring Agreements, the Company is also required to provide the holders of the Restructured Notes with collateral to secure the Company’s payment obligations under the Restructured Notes consisting of a senior interest in substantially all of the Company’s assets which are located in the United States (US Assets) and Mexico (Mexican Assets), excluding inventory, accounts receivable and sales contracts with respect to which the Company is required to grant a subordinated security interest (collectively referred to as the Collateral). Mr. Richter has also pledged 2,000,000 shares of common stock of the Company owned by Mr. Richter (1,000,000 shares to be released when the required security interests in the US Assets have been granted and perfected and all the shares are to be released when the required security interests in all of the Collateral have been granted and perfected). The granting and perfection of the security interests in the Collateral, as prescribed under the Restructured Notes, have not been finalized. Accordingly, the interest rate under the Restructured Notes increased to 16.5% on March 16, 2001. The release of the first 1,000,000 shares will be transferred to the Company as collateral for Mr. Richter’s Promissory Note. The Collateral is also being pledged in connection with the issuance of other indebtedness by the Company (see note L). Investec PMG Capital, formerly PMG Capital Corp., (Investec) has agreed to serve as the collateral agent.

Investec acted as financial advisor for the restructuring of $4,384,000 in principal amount of the Restructured Notes. Investec received fees consisting of $131,520 in cash and warrants to purchase 50,000 shares of common stock of the Company with terms similar to the terms of the New Warrants. The Company also agreed to modify and extend the exercise date of warrants to purchase 114,375 shares of common stock of the Company originally issued to Investec in connection with the original issuance of the Notes with the same terms as those which were modified in the Warrants in connection with the Restructuring Agreements.

In connection with the Restructuring Agreements, the Company recorded a discount of $1,597,140 related to the fair value of the New Warrants issued, fair value related to the modifications of the Warrants, fees paid to Investec (including cash, new warrants granted and modifications to warrants previously granted to Investec in connection with the original issuance of the Notes) and other costs associated with the Restructuring Agreements, to be amortized over the life of the Restructured Notes. Total amortization of discounts related to the Notes and the Restructured Notes and included in the consolidated statements of operations was $1,670,794, and $599,475 for the years ended July 31, 2001 and 2002.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – DEBT OBLIGATIONS – Continued

Issuance of New Promissory Notes

On January 31, 2001, the Company completed the placement of $991,000 in principal amount of promissory notes (New Notes) due December 15, 2001. The holders of the New Notes received warrants to purchase up to 123,875 shares of common stock of the Company (New Note Warrants). The terms of the New Notes and New Note Warrants are substantially the same as those contained in the Restructured Notes and New Warrants issued in connection with the Restructuring described above. As described above, the Company’s payment obligations under the New Notes are to be secured by the Collateral and the 2,000,000 shares of the Company which are owned by Mr. Richter.

Net proceeds from the New Notes were used for working capital purposes.

In connection with the New Notes, Investec acted as placement agent for the Company and received cash fees totaling $69,370 and reimbursement of out of pocket expenses.

In connection with the issuance of the New Notes and New Note Warrants, the Company recorded a discount of $349,494 related to the fair value of the New Note Warrants issued, fees paid to Investec and other costs associated with the private placement, to be amortized over the life of the New Notes. Total amortization of discounts related to the New Notes and included in the consolidated statements of operations was $199,398 and $150,096 for the years ended July 31, 2001 and 2002, respectively.

During August 2001 and September 2001, warrants to purchase 313,433 shares of common stock of the Company were exercised by certain holders of the New Warrants and New Note Warrants for which the exercise price totaling $614,833 was paid by reduction of the outstanding debt and accrued interest related to the New Notes and the Restructured Notes.

Extension of Restructured Notes and New Notes

During December 2001, the Company and certain holders of the Restructured Notes and the New Notes (Accepting Noteholders) reached an agreement whereby the due date for $3,135,000 of principal due on the Accepting Noteholders’ notes was extended to June 15, 2002. In connection with the extension, the Company agreed to (i) continue paying interest at a rate of 16.5% annually on the Accepting Noteholders’ notes, payable quarterly, (ii) pay the Accepting Noteholders a fee equal to 1% on the principal amount of the Accepting Noteholders’ notes, (iii) modify the warrants held by the Accepting Noteholders by extending the expiration date to December 14, 2004 and (iv) remove the Company’s repurchase rights with regard to the warrants.

In connection with the extension of the Accepting Noteholders’ warrants, the Company recorded a discount of $207,283, which has been amortized for the year ended July 31, 2002.

During June 2002, the Company and certain holders of the Restructured Notes and the New Notes (New Accepting Noteholders) reached an agreement whereby the due date for approximately $2,985,000 of principal due on the New Accepting Noteholders’ notes were extended to December 15, 2002 (see below). The New Accepting Noteholders’ notes will continue to bear interest at 16.5% per annum. Interest is payable on the outstanding balances on specified dates through December 15, 2002. The Company paid a fee of 1.5% on the principal amount of the New Accepting Noteholders’ notes on July 1, 2002. The principal amount and unpaid interest of the Restructured Notes and/or New Notes which were not extended were paid on June 15, 2002.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – DEBT OBLIGATIONS – Continued

Extension of Restructured Notes and New Notes – Continued

During June 2002 the Company issued a note for $100,000 (Additional Note) to a holder of the Restructured Notes and the New Notes. The $100,000 note provides for similar terms and conditions as the New Accepting Noteholders’ notes (see below).

Extension of New Accepting Noteholders’ Notes and Additional Note

During December 2002, the Company and certain holders of New Accepting Noteholders’ notes and holder of the Additional Note (Extending Noteholders) reached an agreement whereby the due date for $2,730,000 of principal due on the Extending Noteholders’ notes were extended to December 15, 2003. Under the terms of the agreement, the Extending Noteholders’ notes will continue to bear interest at 16.5% per annum. Interest is payable quarterly on the outstanding balances beginning on March 15, 2003 (the December 15, 2002 interest was paid on January 1, 2003). In addition, the Company is required to pay principal in equal monthly installments beginning March 2003 (approximately $1,152,000 of principal was paid through the period ended April 30, 2003 of which $1,000,000 was reduced in connection with the exercise of warrants and purchase of common stock – see below). The Company may prepay the Extending Noteholders’ notes at any time. The Company is also required to pay a fee of 1.5% on the principal amount of the Extending Noteholders’ notes which are outstanding on December 15, 2002, March 15, 2003, June 15, 2003 and September 15, 2003. The Company also agreed to extend the expiration date on the warrants held by the Extending Noteholders in connection with the issuance of the Extending Noteholders’ notes to December 15, 2006. In connection with the extension of the warrants, the Company recorded a discount of $316,665 related to the additional value of the modified warrants of which $240,043 has been amortized for the year ended July 31, 2003.

The Company paid the portion of the New Accepting Noteholders’ notes which were not extended, $355,000 plus accrued interest, on December 15, 2002.

During March 2003, warrants to purchase 250,000 shares of common stock of the Company were exercised by a holder of the Warrants and New Warrants for which the exercise price totaling $625,000 was paid by reduction of a portion of the outstanding debt and accrued interest owed to the holder related to the Extending Noteholders’ notes. In addition, during March 2003, the holder acquired 161,392 shares of common stock of the Company at a price of $2.50 per share. The purchase price was paid through the cancellation of the remaining outstanding debt and accrued interest owed to the holder totaling $403,480. In connection with this transaction the Company recorded additional interest expense of approximately $68,000 representing the difference between the market value and sales price on the day of the transaction.

Issuance of Promissory Note

During December 2002, the Company issued a note for $250,000 ($250,000 Note) to a holder of the Extending Noteholders’ notes. The note provides for similar terms and conditions as the Extending Noteholders’ notes.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – DEBT OBLIGATIONS – Continued

Debt consists of the following as of July 31,:

	2002	2003
Promissory note issued in connection with the acquisition of the US – Mexico Pipelines and the Matamoros Terminal Facility (see note L).	$837,918	$284,731
Promissory note issued in connection with the acquisition of the US – Mexico Pipelines and the Matamoros Terminal Facility (see note L).	554,159	198,178
Promissory note issued in connection with the purchase of property (see note L).	1,935,723	—
Noninterest-bearing note payable, discounted at 7%, for legal services; due in February 2001.	137,500	137,500
Extending Noteholders’ notes and $250,000 Note	3,085,000	1,744,128
Other debt	202,906	186,524

Total debt	6,753,206	2,551,061
Less: Current maturities	3,055,708	746,933
Short-term debt	3,085,000	1,744,128

Long-term debt	$612,498	$60,000

In connection with the note payable for legal services, the Company has not made all of the required payments. The Company provided a “Stipulation of Judgment” to the creditor at the time the note for legal services was issued.

CPSC International, Inc. (CPSC) agreed to be responsible for payments required by the Mortgage Note in connection with a settlement in March 2001 between CPSC and the Company. During April 2003, CPSC paid the mortgage receivable by direct payment of the Mortgage Note.

In accordance with provisions of the settlement, during April 2003, $92,000 of amounts previously paid under the CPSC note were refunded to the Company. In addition, the Company reduced its CPSC Note by approximately $32,000. The total amount of the CPSC note reductions of approximately $124,000 was recorded as a reduction to the costs related to the CPSC acquisition.

During September 2003, the Company entered into a settlement agreement with one of the holders of a promissory note issued in connection with the acquisition of the US-Mexico Pipelines and the Matamoros Terminal Facility whereby the noteholder was required to reimburse the Company for $50,000 to be paid through the reduction of the final payments of the noteholder’s note (see note K).

Mr. Richter is providing a personal guarantee for the punctual payment and performance under the CPSC Note until collateral pledged in connection with the note is perfected.

Scheduled maturities are as follows:

Year ending July 31,
2004	$746,933
2005	20,000
2006	20,000
2007	20,000

$806,933

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I – STOCKHOLDERS’ EQUITY

Common Stock

The Company routinely issues shares of its common stock for cash, as a result of the exercise of warrants, in payment of notes and other obligations and to settle lawsuits.

During March 2003, warrants to purchase 250,000 shares of common stock of the Company were exercised by a certain holder of the Warrants and New Warrants, through reductions of debt obligations (see note H).

During March 2003, a holder of the Extending Noteholders’ notes agreed to acquire 161,392 shares of common stock of the Company at a price of $2.50 per share. The purchase price was paid through the cancellation of outstanding debt and accrued interest owed to the holder totaling $403,480 (see note H).

During September 2003, warrants to purchase 32,250 shares of common stock of the Company were exercised resulting in cash proceeds to the Company of $80,625.

During September 2003, the Company issued 21,818 shares of common stock of the Company to Mr. Bracamontes as severance compensation (see note D). In connection with the issuance of the shares, the Company recorded an expense of approximately $75,000 based on the market value of the stock issued.

In connection with previous warrants issued by the Company, certain of these warrants contain a call provision whereby the Company has the right to purchase the warrants for a nominal price if the holder of the warrants does not elect to exercise the warrants within the call provision.

Stock Award Plan

Under the Company’s 1997 Stock Award Plan (Plan), the Company has reserved for issuance 150,000 shares of common stock of the Company, of which 69,970 shares were unissued as of July 31, 2003, to compensate consultants who have rendered significant services to the Company. The Plan is administered by the Compensation Committee of the Board of Directors of the Company which has complete authority to select participants, determine the awards of common stock of the Company to be granted and the times such awards will be granted, interpret and construe the Plan for purposes of its administration and make determinations relating to the Plan, subject to its provisions, which are in the best interests of the Company and its stockholders. Only consultants who have rendered significant advisory services to the Company are eligible to be participants under the Plan. Other eligibility criteria may be established by the Compensation Committee as administrator of the Plan.

During September 2001, the Company issued 37,500 shares of common stock of the Company to a consultant in payment for services rendered to the Company valued at $150,000.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – STOCK WARRANTS

In December 2002, the FASB issued SFAS No. 148, an amendment of FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted the interim disclosure provisions of SFAS No. 148 during the third quarter of fiscal 2003.

The Company applies APB 25 for warrants granted to the Company’s employees and to the Company’s Board of Directors and SFAS 123 for warrants issued to acquire goods and services from non-employees.

Board Compensation Plan

During the Board of Directors (Board) meeting held on September 3, 1999, the Board approved the implementation of a plan to compensate each outside director serving on the Board (Plan). Under the Plan, all outside directors upon election to the Board are entitled to receive warrants to purchase 20,000 shares of common stock of the Company and are to be granted warrants to purchase 10,000 shares of common stock of the Company for each year of service as a director. Such warrants will expire five years after the warrants are granted. The exercise price of the warrants issued under the Plan are based on the average trading price of the Company’s common stock on the effective date the warrants are granted, and the warrants vest monthly over a one year period.

In connection with the Board Plan, during August 2002 the Board granted warrants to purchase 20,000 shares of common stock of the Company at exercise prices of $3.10 per share to outside directors. Based on the provisions of APB25, no compensation expense was recorded for these warrants.

In connection with the Board Plan, during November 2002 the Board granted warrants to purchase 10,000 shares of common stock of the Company at exercise prices of $2.27 per share to an outside director. Based on the provisions of APB 25, no compensation expense was recorded for these warrants.

In connection with the Board Plan, during August 2003 the Board granted warrants to purchase 20,000 shares of common stock of the Company at exercise prices of $3.22 and $3.28 per share to outside directors. Based on the provisions of APB 25, no compensation expense was recorded for these warrants.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – STOCK WARRANTS – Continued

2001 Warrant Plan

The Board in November 2001 approved the 2001 warrant plan (2001 Warrant Plan). The purpose of the 2001 Warrant Plan is to provide the Company with a vehicle to attract, compensate, and motivate selected employees, particularly executive officers, by issuing stock purchase warrants which will afford recipients an opportunity to share in potential capital appreciation in the Company’s common stock.

The 2001 Warrant Plan provides for issuance of warrants to purchase up to a maximum of 1,500,000 shares of common stock of the Company, subject to adjustment in the event of adjustments to the Company’s capitalization (such as stock dividends, splits or reverse splits, mergers, recapitalizations, consolidations, etc.). Any warrants which expire without being exercised are added back to the number of shares for which warrants may be issued. The 2001 Warrant Plan has a term of 10 years, and no warrants may be granted after that time.

The warrants may be issued to any person who, at the time of the grant under the 2001 Warrant Plan, is an employee or director of, and/or consultant or advisor to, the Company, or to any person who is about to enter into any such relationship with the Company.

The warrants will be issued in the discretion of the compensation committee and/or the Board (Administrator), which will determine when and who will receive grants, the number of shares purchasable under the warrants, the manner, conditions and timing of vesting, the exercise price, antidilution adjustments to be applied, and forfeiture and vesting acceleration terms.

The exercise price of the warrants are determined in the discretion of the Administrator, but may not be less than 85% of the fair market value of the common stock of the Company on the date of the grant, except that warrants granted to non-employee directors may have an exercise price not less than 100% of the fair market value. The fair market value is the closing price of the Company’s common stock on the grant date. Warrants may be exercised only for cash.

The term of the warrants may not exceed ten years from the date of grant and may be exercised only during the term specified in the warrants. In the discretion of the Administrator, warrants may continue in effect and continue to vest even after termination of the holder’s employment by the Company.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – STOCK WARRANTS – Continued

Other

In connection with a consulting agreement between the Company and a director of the Company, during August 2000, the director received warrants to purchase 100,000 shares of common stock of the Company at an exercise price of $6.38 per share exercisable through August 6, 2005. The warrants will vest ratably on a quarterly basis over four years. The warrants were accounted for under the provisions of SFAS 123 and the resulting expense is being amortized over the vesting period.

SFAS 148 and 123 Disclosures

Had compensation cost related to the warrants granted to employees been determined based on the fair value at the grant dates, consistent with the provisions of SFAS 123, the Company’s pro forma net income (loss), and net income (loss) per common share would have been as follows for the years ended July 31,:

	2001	2002	2003
Net income (loss) as reported	$(8,093,810)	$4,122,595	$1,957,809
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,761,767)	(2,013,203)	(1,317,073)

Net income (loss) pro forma	(10,855,577)	2,109,392	640,736
Net income (loss) per common share, as reported	(.57)	.28	.13
Net income (loss) per common share, pro forma	(.77)	.14	.04
Net income (loss) per common share assuming dilution, as reported	(.57)	.27	.13
Net income (loss) per common share assuming dilution, pro forma	(.77)	.14	.04

The following assumptions were used for grants of warrants to employees in the year ended July 31, 2001, to compute the fair value of the warrants using the Black-Scholes option-pricing model; dividend yield of 0%; expected volatility of 90% to 92%; risk free interest rate of 6.02%; and expected lives of 5 years.

The following assumptions were used for grants of warrants to employees in the year ended July 31, 2002, to compute the fair value of the warrants using the Black-Scholes option-pricing model; dividend yield of 0% expected volatility of 87%; risk free interest rate of 3.59% and 4.72% depending on expected lives; and expected lives of 5 years.

The following assumptions were used for grants of warrants to employees in the year ended July 31, 2003, to compute the fair value of the warrants using the Black-Scholes option-pricing model; dividend yield of 0%; expected volatility of 80%; risk free interest rate of 1.75 and 1.81% depending on expected lives; and expected lives of 5 years.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – STOCK WARRANTS – Continued

SFAS 148 and 123 Disclosures – Continued

For warrants granted to non-employees, the Company applies the provisions of SFAS 123 to determine the fair value of the warrants issued. Costs associated with warrants granted to non-employees for the years ended July 31, 2001, 2002 and 2003, totaled $222,988, $374,870 and $166,537, respectively. Warrants granted to non-employees simultaneously with the issuance of debt are accounted for based on the guidance provided by APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”.

A summary of the status of the Company’s warrants as of July 31, 2001, 2002 and 2003, and changes during the years ending on those dates is presented below:

	2001		2002		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
Warrants	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	4,154,988	$3.82	4,377,488	$3.67	3,911,555	$3.87
Granted	1,395,000	3.82	60,000	3.84	30,000	2.82
Exercised	(922,500)	2.33	(442,183)	1.98	(250,000)	2.50
Expired	(250,000)	6.00	(83,750)	3.69	(99,376)	3.66

Outstanding at end of year	4,377,488	3.67	3,911,555	3.87	3,592,179	3.97

Warrants exercisable at end of year	3,451,251		3,574,027		3,556,189

The following table depicts the weighted-average exercise price and weighted average fair value of warrants granted during the years ended July 31, 2001, 2002 and 2003, by the relationship of the exercise price of the warrants granted to the market price on the grant date:

	2001		2002		2003
	For warrants granted		For warrants granted		For warrants granted
	Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
Exercise price compared to	average	average	average	average	average	average
market price on grant date	fair value	exercise price	fair value	exercise price	fair value	exercise price
Equals market price	$5.06	$6.77	$2.69	$3.84	$1.82	$2.82
Exceeds market price	1.84	4.16	—	—	—	—
Less than market price	2.30	2.50	—	—	—	—

The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended July 31, 2001, 2002 and 2003, respectively: dividend yield of 0% for all three years; expected volatility of 92%, 87% and 80%; risk-free interest rate of 6.02%, 3.59 to 4.72% and 1.75 to 1.81% depending on expected lives; and expected lives of 3 to 5, 5 and 5 years.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – STOCK WARRANTS – Continued

SFAS 148 and 123 Disclosures – Continued

The following table summarizes information about the warrants outstanding at July 31, 2003:

	Warrants Outstanding			Warrants Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
	at	Contractual	Exercise	at	Exercise
Range of Exercise Prices	July 31, 2003	Life	Price	July 31, 2003	Price
$2.27 to $3.66	1,477,179	1.40 years	$2.53	1,474,208	$2.53
$3.99 to $4.60	1,705,000	1.39	4.53	1,705,000	4.53
$6.37 to $7.00	410,000	2.09	6.79	376,981	6.82

$2.27 to $7.00	3,592,179	1.47	$3.97	3,556,189	$3.94

NOTE K – COMMITMENTS AND CONTINGENCIES

Litigation

On March 16, 1999, the Company settled a lawsuit in mediation with its former chairman of the board, Jorge V. Duran. The total settlement costs recorded by the Company at July 31, 1999, was $456,300. The parties had agreed to extend the date on which the payments were required in connection with the settlement including the issuance of the common stock. On July 26, 2000, the parties executed final settlement agreements whereby the Company paid the required cash payment of $150,000. During September 2000, the Company issued the required stock.

On July 10, 2001, litigation was filed in the 164th Judicial District Court of Harris County, Texas by Jorge V. Duran and Ware, Snow, Fogel & Jackson L.L.P. against the Company alleging breach of contract, common law fraud and statutory fraud in connection with the settlement agreement between the parties dated July 26, 2000. Plaintiffs were seeking actual and punitive damages. During July 2003 the lawsuit was settled whereby the Company agreed to pay the plaintiffs $45,000.

In November 2000, the litigation between the Company and A.E. Schmidt Environmental was settled in mediation for $100,000 without admission as to fault.

During August 2000, the Company and WIN Capital Corporation (WIN) settled litigation whereby the Company issued WIN 12,500 shares of common stock of the Company. The value of the stock, totaling approximately $82,000 at the time of settlement, was recorded in the Company’s consolidated financial statements at July 31, 2000.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – COMMITMENTS AND CONTINGENCIES – Continued

Litigation – Continued

On March 2, 2000, litigation was filed in the Superior Court of California, County of San Bernardino by Omnitrans against Penn Octane Corporation, Penn Wilson and several other third parties alleging breach of contract, fraud and other causes of action related to the construction of a refueling station by a third party. Penn Octane Corporation and Penn Wilson have both been dismissed from the litigation pursuant to a summary judgment. Omnitrans appealed the summary judgment in favor of the Company and Penn Wilson. During August 2003, the Appellate Court issued a preliminary decision denying Omnitran’s appeal of the summary judgment in favor of the Company and Penn Wilson. Oral argument on Omnitran’s appeal is set for November 2003.

On August 7, 2001, a Mexican company, Intertek Testing Services de Mexico, S.A. de C.V. (Plaintiff), which contracts with PMI for LPG testing services required to be performed under the Contract, filed suit in the Superior Court of California, County of San Mateo against the Company alleging breach of contract. During April 2003 the case proceeded to a jury trial. The Plaintiff demanded from the judge and jury approximately $850,000 in damages and interest. During May 2003, the jury found substantially in favor of the Company and awarded damages to Intertek of only approximately $228,000 and said sum was recorded as a judgment on June 5, 2003 and during August 2003 the Court awarded the Plaintiff interest and costs totaling approximately $50,000. In connection with the judgment, and the additional interest and costs, the Company recorded an additional expense of approximately $106,000 as of July 31, 2003 representing the additional expense over amounts previously accrued.

On October 11, 2001, litigation was filed in the 197th Judicial District Court of Cameron County, Texas by the Company against Tanner Pipeline Services, Inc. (Tanner); Cause No. 2001-10-4448-C alleging negligence and aided breaches of fiduciary duties on behalf of CPSC International, Inc. (CPSC) in connection with the construction of the US Pipelines. During September 2003, the Company entered into a settlement agreement with Tanner whereby Tanner was required to reimburse the Company for $50,000 to be paid through the reduction of the final payments on Tanner’s note (see note H).

The Company and its subsidiaries are also involved with other proceedings, lawsuits and claims. The Company believes that the liabilities, if any, ultimately resulting from such proceedings, lawsuits and claims, including those discussed above, should not materially affect its consolidated financial statements.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – COMMITMENTS AND CONTINGENCIES – Continued

Credit Facility and Letters of Credit

As of July 31, 2003, the Company has a $15,000,000 credit facility (see below) with RZB Finance L.L.C. (RZB) through January 31, 2004 for demand loans and standby letters of credit (RZB Credit Facility) to finance the Company’s purchases of LPG. Under the RZB Credit Facility, the Company pays a fee with respect to each letter of credit thereunder in an amount equal to the greater of (i) $500, (ii) 2.5% of the maximum face amount of such letter of credit, or (iii) such higher amount as may be agreed to between the Company and RZB. Any loan amounts outstanding under the RZB Credit Facility shall accrue interest at a rate equal to the rate announced by the JPMorgan Chase Bank as its prime rate plus 2.5%. Pursuant to the RZB Credit Facility, RZB has sole and absolute discretion to limit or terminate their participation in the RZB Credit Facility and to make any loan or issue any letter of credit thereunder. RZB also has the right to demand payment of any and all amounts outstanding under the RZB Credit Facility at any time. In connection with the RZB Credit Facility, the Company granted a security interest and assignment in any and all of the Company’s accounts, inventory, real property, buildings, pipelines, fixtures and interests therein or relating thereto, including, without limitation, the lease with the Brownsville Navigation District of Cameron County (District) for the land on which the Company’s Brownsville Terminal Facility is located, the Pipeline Lease, and in connection therewith agreed to enter into leasehold deeds of trust, security agreements, financing statements and assignments of rent, in forms satisfactory to RZB. Under the RZB Credit Facility, the Company may not permit to exist any subsequent lien, security interest, mortgage, charge or other encumbrance of any nature on any of its properties or assets, except in favor of RZB, without the consent of RZB (see notes H and L).

Mr. Richter has personally guaranteed all of the Company’s payment obligations with respect to the RZB Credit Facility.

In connection with the Company’s purchases of LPG from Exxon, Duke Energy NGL Services, Inc. (Duke) and/or Koch Hydrocarbon Company (Koch), letters of credit are issued on a monthly basis based on anticipated purchases. Outstanding letters of credit at July 31, 2003 totaled approximately $7,200,000.

In connection with the Company’s purchase of LPG, under the RZB Credit Facility, assets related to product sales (Assets) are required to be in excess of borrowings and commitments (including restricted cash of $3,404,782 at July 31, 2003). At July 31, 2003, the Company’s borrowings and commitments were less than the amount of the Assets.

Under the terms of the RZB Credit Facility, the Company is required to maintain net worth of a minimum of $9,000,000 and is not allowed to make cash dividends to shareholders without the consent of RZB. The $15,000,000 is effective until January 31, 2004 when it will be automatically reduced to $12,000,000.

LPG financing expense associated with the RZB Credit Facility totaled $839,130, $452,164 and $732,718 for the years ended July 31, 2001, 2002 and 2003.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – COMMITMENTS AND CONTINGENCIES – Continued

Operating Lease Commitments

The Company has lease commitments for its pipeline, land, office space and office equipment.

The Pipeline Lease currently expires on December 31, 2013, pursuant to an amendment (Pipeline Lease Amendment) entered into between the Company and Seadrift on May 21, 1997, which became effective on January 1, 1999 (Effective Date). The Pipeline Lease Amendment provides, among other things, for additional storage access and inter-connection with another pipeline controlled by Seadrift, thereby providing greater access to and from the Leased Pipeline. Pursuant to the Pipeline Lease Amendment, the Company’s fixed annual rent for the use of the Leased Pipeline is $1,000,000 including monthly service payments of $8,000 through March 2004. The service payments are subject to an annual adjustment based on a labor cost index and an electric power cost index. The Company is also required to pay for a minimum volume of storage of $300,000 per year beginning January 1, 2000. In addition, the Pipeline Lease Amendment provides for variable rental increases based on monthly volumes purchased and flowing into the Leased Pipeline and storage utilized. As provided in the Pipeline Lease, the Company has the right to use the Pipeline solely for the transportation of LPG belonging only to the Company and not to any third party. The lessor has the right to terminate the lease agreement under certain limited circumstances, which management currently believes are remote, as provided for in the lease agreement at specific times in the future by giving twelve months written notice. The Company can also terminate the lease at any time by giving thirty days notice only if its sales agreement with its main customer is terminated, and at any time by giving twelve months notice. Upon termination by the lessor, the lessor has the obligation to reimburse the Company the lesser of 1) net book value of its liquid propane gas terminal at the time of such termination or 2) $2,000,000.

The operating lease for the land on which the Brownsville Terminal Facility is located (Brownsville Lease) originally was due to expire in October 2003. During December 2001 the Company extended the Brownsville Lease until November 30, 2006. The Company has an option to renew for five additional five year terms. The rent may be adjusted in accordance with the terms of the agreement. The annual rental amount is approximately $75,000.

The Brownsville Lease provides, among other things, that if the Company complies with all the conditions and covenants therein, the leasehold improvements made to the Brownsville Terminal Facility by the Company may be removed from the premises or otherwise disposed of by the Company at the termination of the Brownsville Lease. In the event of a breach by the Company of any of the conditions or covenants, all improvements owned by the Company and placed on the premises shall be considered part of the real estate and shall become the property of the District.

The Company leases the land on which its Tank Farm is located. The lease amount is approximately $27,000 annually. The lease was originally due to expire on January 18, 2005. During December 2001 the Company extended the lease until November 30, 2006. The Company has an option to renew for five additional five year terms. The rent may be adjusted in accordance with the terms of the agreement.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – COMMITMENTS AND CONTINGENCIES – Continued

Operating Lease Commitments – Continued

Rent expense was as follows for the years ended July 31,:

	2001	2002	2003
Brownsville Lease and Other (a)	$113,056	$108,744	$96,760
Minimum Rent Expense	1,954,564	1,911,385	1,396,431
Variable Rent Expense	783,297	1,218,843	1,202,893

Total	$2,850,917	$3,238,972	$2,696,084

(a) See note R

As of July 31, 2003, the minimum lease payments for operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

Year ending July 31,
2004	$1,434,805
2005	1,425,368
2006	1,407,779
2007	1,310,822
2008	1,275,000
Thereafter	5,950,000

$12,803,774

Employment Contracts

During the period February 1, 2001 through July 28, 2002, the Company continued the terms of the previous six year employment agreement with Mr. Richter which had expired on January 31, 2001. Effective July 29, 2002, the Company entered into a new three year employment agreement with Mr. Richter (Agreement). Under the terms of the Agreement, Mr. Richter is entitled to receive a monthly salary equal to $25,000 and a minimum annual bonus payment equal to $100,000 plus five percent (5%) of net income before taxes of the Company. In addition, Mr. Richter was entitled to receive a warrant grant by December 31, 2002 in an amount and with terms commensurate with prior practices. As of July 31, 2003, the Company has not made the warrant grant. Pursuant to the Agreement, Mr. Richter was granted a term life insurance policy in the amount of $5,000,000.

In connection with the Agreement, the Company also agreed to forgive any interest due from Mr. Richter pursuant to Mr. Richter’s Promissory Note, provided that Mr. Richter guarantees at least $2,000,000 of the Company’s indebtedness during any period of that fiscal year of the Company. Furthermore, the Company agreed to forgive Mr. Richter’s Promissory Note in the event that either (a) the share price of the Company’s common stock trades for a period of 90 days at a blended average price equal to $6.20, or (b) the Company is sold for a price per share (or an asset sale realizes revenues per share) equal to $6.20.

Aggregate compensation under employment agreements totaled $300,000, $619,436 and $508,832 for the years ended July 31, 2001, 2002 and 2003, respectively, which included agreements with former executives.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – COMMITMENTS AND CONTINGENCIES – Continued

Consulting Agreement

Effective November 2002, the Company and Mr. Richard Shore, an outside consultant, entered into a consulting contract whereby the Company agreed to pay Mr. Shore $30,000 a month for a period of six months.

During May 2003, Mr. Shore was appointed President of the Company. The Company currently continues to make payments of $30,000 per month and an employment contract is currently being negotiated.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks which at times exceed the federal deposit insurance.

NOTE L – ACQUISITION OF PIPELINE INTERESTS

On March 30, 2001, the Company completed a settlement with CPSC and its affiliate, Cowboy Pipeline Service Company, Inc., which provided the Company with the remaining 50% interest in the US-Mexico Pipelines, Matamoros Terminal Facility and related land, permits or easements (Acquired Assets) previously constructed and/or owned by CPSC and leased to the Company. Until the settlement was completed (see below), the Company had recorded the remaining 50% portion of the US-Mexico Pipelines and Matamoros Terminal Facility as a capital lease. In addition, as part of the Settlement, the Company conveyed to CPSC all of its rights to a certain property (Sold Asset). The foregoing is more fully discussed below. The terms of the settlement did not deviate in any material respect from the terms previously reported except that the fair value of the warrants issued in connection with the settlement (see below) was reduced from $600,000 to $300,000 as a result of a decrease in the market value of the Company’s common stock.

In connection with the settlement, the Company agreed to pay CPSC $5,800,000 (Purchase Price) for the Acquired Assets, less agreed upon credits and offsets in favor of the Company totaling $3,237,500. The remaining $2,562,500 was paid at the closing of the settlement by a cash payment of $200,000 to CPSC and the issuance to or for the benefit of CPSC of two promissory notes in the amounts of $1,462,500 (CPSC Note) (payable in 36 monthly installments of approximately $46,000 (reduced to payments of approximately $42,000 beginning April 2003), including interest at 9% per annum) and $900,000 (Other Note) (payable in 36 equal monthly installments of approximately $29,000 (see note H), including interest at 9% per annum). The Other Note is collateralized by a first priority security interest in the U.S. portion of the pipelines comprising the Acquired Assets. The CPSC Note is also collateralized by a security interest in the Acquired Assets, which security interest is subordinated to the security interest which secures the Other Note. In addition, the security interest granted under the CPSC Note is shared on a pari passu basis with certain other creditors of the Company (see notes H and K). Under the terms of the CPSC Note, the Company is entitled to certain offsets related to future costs which may be incurred by the Company in connection with the Acquired Assets. In addition to the payments described above, the Company agreed to assume certain liabilities which were previously owed by CPSC in connection with construction of the Acquired Assets. CPSC also transferred to the Company any right that it held to any amounts owing from Termatsal for cash and/or equipment provided by CPSC to Termatsal, including approximately $2,600,000 of cash advanced to Termatsal, in connection with construction of the Mexican portion of the Acquired Assets.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L – ACQUISITION OF PIPELINE INTERESTS – Continued

The Sold Asset transferred to CPSC in connection with the settlement consisted of real estate of the Company with an original cost to the Company of $3,800,000 and with a remaining book value totaling approximately $1,908,000 (after giving effect to credits provided to the Company included in the financial terms described above). CPSC agreed to be responsible for payments required in connection with the Debt related to the original purchase by the Company of the Sold Asset totaling approximately $1,908,000. Through March 2003, CPSC’s obligations under the Debt were paid by the Company through direct offsets by the Company against the CPSC Note. During April 2003, CPSC paid the remaining amount due under the Debt. CPSC also granted the Company a pipeline related easement on the Sold Asset. Until the Debt was fully paid, the principal of $1,908,000 plus accrued and unpaid interest was included in long-term debt and the corresponding amount required to be paid by CPSC was recorded as a mortgage receivable (see note H). In addition to the Purchase Price above, CPSC received from the Company warrants to purchase 175,000 shares of common stock of the Company at an exercise price of $4.00 per share exercisable through March 30, 2004, such shares having a fair value totaling approximately $300,000. This amount had been included as part of the cost of the Acquired Assets in the consolidated financial statements as of July 31, 2001.

Until the security interests as described above are perfected, Mr. Richter is providing a personal guarantee for the punctual payment and performance under the CPSC Note.

NOTE M – ACQUISITION OF MEXICAN SUBSIDIARIES

Effective April 1, 2001, the Company completed the purchase of 100% of the outstanding common stock of both Termatsal and PennMex (Mexican Subsidiaries), previous affiliates of the Company which were principally owned by Mr. Bracamontes (see note D). The Company paid a nominal purchase price of approximately $5,000 for each Mexican subsidiary. As a result of the acquisition, the Company has included the results of the Mexican Subsidiaries in its consolidated financial statements at July 31, 2001, 2002 and 2003. Since inception, the operations of the Mexican Subsidiaries had been funded by the Company and such amounts funded were included in the Company’s consolidated financial statements prior to the acquisition date. Therefore, there were no material differences between the amounts previously reported by the Company and the amounts that would have been reported by the Company had the Mexican Subsidiaries been consolidated since inception.

During July 2003 the Company acquired an option to purchase Tergas for a nominal price of approximately $5,000 from Mr. Soriano and Mr. Abelardo Mier, a consultant of the Company (see note D).

NOTE N – MEXICAN OPERATIONS

Under current Mexican law, foreign ownership of Mexican entities involved in the distribution of LPG or the operation of LPG terminal facilities is prohibited. Foreign ownership is permitted in the transportation and storage of LPG. Mexican law also provides that a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage or distribution). PennMex has a transportation permit and the other Mexican Subsidiary owns, leases, or is in the process of obtaining the land or rights of way used in the construction of the Mexican portion of the US-Mexico Pipelines, and own the Mexican portion of the assets comprising the US-Mexico Pipelines, the Matamoros Terminal Facility and the Saltillo Terminal. The Company’s Mexican affiliate, Tergas, S.A. de C.V. (Tergas), has been granted the permit to operate the Matamoros Terminal Facility and the Company relies on Tergas’ permit to continue its delivery of LPG at the Matamoros Terminal Facility. Tergas is owned 95% by Mr. Soriano, and the remaining balance is owned by Mr. Mier (see note M). The Company pays Tergas its actual cost for distribution services at the Matamoros Terminal Facility plus a small profit.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N – MEXICAN OPERATIONS – Continued

Through its operations in Mexico and the operations of the Mexican Subsidiaries and Tergas, the Company is subject to the tax laws of Mexico which, among other things, require that the Company comply with transfer pricing rules, the payment of income, asset and ad valorem taxes, and possibly taxes on distributions in excess of earnings. In addition, distributions to foreign corporations, including dividends and interest payments may be subject to Mexican withholding taxes.

NOTE O – SELECTED QUARTERLY DATA – (UNAUDITED)

Penn Octane Corporation and Subsidiaries
Selected Quarterly Data
(Unaudited)

	October 31,	January 31,	April 30,	July 31,
Year ended July 31, 2003:
Revenues	$37,440,658	$43,621,932	$45,454,607	$35,972,368
Gross profit	2,514,419	3,384,371	2,076,831	2,138,595
Net income (loss)	1,206,767	1,549,865	336,842	(1,135,665)
Net income (loss) per common share	.08	.10	.02	(.07)
Net income (loss) per common share assuming dilution	.08	.10	.02	(.07)
Year ended July 31, 2002:
Revenues	$31,871,890	$32,897,657	$45,482,202	$31,904,350
Gross profit	626,100	2,262,027	6,153,521	1,985,341
Net income (loss)	(1,498,885)	698,547	4,579,180	343,753
Net income (loss) per common share	(.10)	.05	.31	.02
Net income (loss) per common share assuming dilution	(.10)	.05	.30	.02

The net loss for the quarter ended July 31, 2001, included the following material fourth quarter adjustments: (i) an allowance for uncollectible receivables of approximately $200,000, (ii) through-put deficiency fees of approximately $660,000 above amounts previously estimated, and (iii) an adjustment to reduce sales of approximately $507,000.

The net income for the quarter ended July 31, 2002, included the following material fourth quarter adjustments: (i) approximately $170,000 for reduced through-put fees previously estimated in a prior quarter and (ii) approximately $270,000 related to LPG costs incurred in a prior quarter above amounts previously estimated.

The net loss for the quarter ended July 31, 2003, included the following material fourth quarter adjustments: (i) approximately $800,000 for the formation of a registered limited partnership (see note R) which did not result in the raising of capital, (ii) approximately $520,000 of salaries and payroll related expenses (see note D) and (iii) approximately $200,000 related to the settlement of litigation, including legal fees of approximately $153,000 (see note K).

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P – REALIZATION OF ASSETS

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has had an accumulated deficit since inception and has a deficit in working capital. In addition, significantly all of the Company’s assets are pledged or committed to be pledged as collateral on existing debt in connection with the Extending Noteholders’ notes, the $250,000 Note, the RZB Credit Facility and the notes related to the settlement. Unless RZB authorizes an extension, the RZB Credit Facility will be reduced to $12,000,000 after January 31, 2004. The Extending Noteholders’ notes and the $250,000 Note, which total $1,820,750 at July 31, 2003 are due on December 15, 2003 (see note H).

In addition to the above, the Company intends to Spin-Off a major portion of its assets to its stockholders (see note R). As a result of the Spin-Off, the Company’s stockholders’ equity will be materially reduced by the amount of the Spin-Off, which may result in a deficit in stockholders’ equity and a portion of the Company’s current cash flow from operations will be shifted to the Partnership. Therefore, the Company’s remaining cash flow may not be sufficient to allow the Company to pay its federal income tax liability resulting from the Spin-Off, if any, and other liabilities and obligations when due. The Partnership will be liable as guarantor on the Company’s collateralized debt discussed in the preceding paragraph and will continue to pledge all of its assets as collateral. In addition, the Partnership has agreed to indemnify the Company for a period of three years from the fiscal year end that includes the date of the Spin-Off for any federal income tax liabilities resulting from the Spin-Off in excess of $2,500,000.

In view of the matters described in the preceding paragraphs, recoverability of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon (1) the ability of the Company to restructure certain of the obligations discussed in the first paragraph and/or generate sufficient cash flow through operations or additional debt or equity financing to pay its liabilities and obligations when due, or (2) the ability of the Partnership to meet its obligations related to its guarantees and tax indemnification in the event the Spin-Off occurs if the Company does not accomplish the restructuring or generate sufficient cash flow. The ability for the Company and the Partnership to generate sufficient cash flows is significantly dependent on the continued sales of LPG to PMI at acceptable monthly sales volumes and margins. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

To provide the Company with the ability it believes necessary to continue in existence, management is negotiating with PMI to extend the contract (see note Q) and increase the minimum monthly sales volume. In addition, management is taking steps to (i) obtain additional sale contracts commensurate with supply agreements (ii) increase the number of customers assuming deregulation of the LPG industry in Mexico, (iii) raise additional debt and/or equity capital, (iv) increase and extend the RZB Credit Facility and (v) restructure certain of its liabilities and obligations.

At July 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5,300,000.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – CONTRACTS

LPG Sales to PMI

The Company entered into sales agreements with PMI for the period from April 1, 2000 through March 31, 2001 (Old Agreements), for the annual sale of a combined minimum of 151,200,000 gallons of LPG, mixed to PMI specifications, subject to seasonal variability, which was delivered to PMI at the Company’s terminal facilities in Matamoros, Tamaulipas, Mexico, or alternative delivery points as prescribed under the Old Agreements.

On October 11, 2000, the Old Agreements were amended to increase the minimum amount of LPG to be purchased during the period from November 2000 through March 2001 by 7,500,000 gallons resulting in a new annual combined minimum commitment of 158,700,000 gallons. Under the terms of the Old Agreements, sales prices were indexed to variable posted prices.

Upon the expiration of the Old Agreements, PMI confirmed to the Company in writing (Confirmation) on April 26, 2001, the terms of a new agreement effective April 1, 2001, subject to revisions to be provided by PMI’s legal department. The Confirmation provided for minimum monthly volumes of 19,000,000 gallons at indexed variable posted prices plus premiums that provide the Company with annual fixed margins, which increase annually over a three-year period. The Company was also entitled to receive additional fees for any volumes which were undelivered. From April 1, 2001 through December 31, 2001, the Company and PMI operated under the terms provided for in the Confirmation. During January 1, 2002 through February 28, 2002, PMI purchased monthly volumes of approximately 17,000,000 gallons per month at slightly higher premiums then those specified in the Confirmation.

From April 1, 2001 through November 30, 2001, the Company sold to PMI approximately 39,600,000 gallons (Sold LPG) for which PMI had not taken delivery. The Company received the posted price plus other fees on the Sold LPG but did not receive the fixed margin referred to in the Confirmation (see note B9). At July 31, 2001, the obligation to deliver LPG totaled approximately $11,500,000 related to such sales (approximately 26,600,000 gallons). During the period from December 1, 2001 through March 31, 2002, the Company delivered the Sold LPG to PMI and collected the fixed margin referred to in the Confirmation.

Effective March 1, 2002, the Company and PMI entered into a contract for the minimum monthly sale of 17,000,000 gallons of LPG, subject to monthly adjustments based on seasonality (Contract). The Contract expires on May 31, 2004, except that the Contract may be terminated by either party upon 90 days written notice, or upon a change of circumstances as defined under the Contract.

In connection with the Contract, the parties also executed a settlement agreement, whereby the parties released each other in connection with all disputes between the parties arising during the period April 1, 2001 through February 28, 2002, and previous claims related to the contract for the period April 1, 2000 through March 31, 2001.

PMI has primarily used the Matamoros Terminal Facility to load LPG purchased from the Company for distribution by truck in Mexico. The Company continues to use the Brownsville Terminal Facility in connection with LPG delivered by railcar to other customers, storage and as an alternative terminal in the event the Matamoros Terminal Facility cannot be used.

Revenues from PMI totaled approximately $132,800,000 for the year ended July 31, 2003, representing approximately 82% of total revenues for the period.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – CONTRACTS — Continued

LPG Supply Agreements

Effective October 1, 1999, the Company and Exxon entered into a ten year LPG supply contract, as amended (Exxon Supply Contract), whereby Exxon has agreed to supply and the Company has agreed to take, 100% of Exxon’s owned or controlled volume of propane and butane available at Exxon’s King Ranch Gas Plant (Plant) up to 13,900,000 gallons per month blended in accordance with required specifications (Plant Commitment). For the year ending July 31, 2003, under the Exxon Supply Contract, Exxon has supplied an average of approximately 13,800,000 gallons of LPG per month. The purchase price is indexed to variable posted prices.

In addition, under the terms of the Exxon Supply Contract, Exxon made its Corpus Christi Pipeline (ECCPL) operational in September 2000. The ability to utilize the ECCPL allows the Company to acquire an additional supply of propane from other propane suppliers located near Corpus Christi, Texas (Additional Propane Supply), and bring the Additional Propane Supply to the Plant (ECCPL Supply) for blending to the required specifications and then delivered into the Leased Pipeline. The Company agreed to flow a minimum of 122,000,000 gallons per year of Additional Propane Supply through the ECCPL until September 2004. The Company is required to pay minimum utilization fees associated with the use of the ECCPL until September 2004. Thereafter the utilization fee will be based on the actual utilization of the ECCPL.

In September 1999, the Company and El Paso entered into a three year supply agreement (El Paso Supply Agreement) whereby El Paso agreed to supply and the Company agreed to take, a monthly average of 2,500,000 gallons of propane (El Paso Supply) beginning in October 1999 and expiring on September 30, 2002. The El Paso Supply Agreement was not renewed. The purchase price was indexed to variable posted prices.

In March 2000, the Company and Koch entered into a three year supply agreement (Koch Supply Contract) whereby Koch has agreed to supply and the Company has agreed to take, a monthly average of 8,200,000 gallons (Koch Supply) of propane beginning April 1, 2000, subject to the actual amounts of propane purchased by Koch from the refinery owned by its affiliate, Koch Petroleum Group, L.P. In March 2003 the Company extended the Koch Supply Contract for an additional year pursuant to the Koch Supply Contract which provides for automatic annual renewals unless terminated in writing by either party. For the year ending July 31, 2003, under the Koch Supply Contract, Koch has supplied an average of approximately 5,800,000 gallons of propane per month. The purchase price is indexed to variable posted prices. Furthermore, prior to April 2002 the Company paid additional charges associated with the construction of a new pipeline interconnection which was paid through additional adjustments to the purchase price (totaling approximately $1,000,000) which allows deliveries of the Koch Supply into the ECCPL.

During March 2000, the Company and Duke entered into a three year supply agreement (Duke Supply Contract) whereby Duke has agreed to supply and the Company has agreed to take, a monthly average of 1,900,000 gallons (Duke Supply) of propane or propane/butane mix beginning April 1, 2000. In March 2003 the Company extended the Duke Supply Contract for an additional year pursuant to the Duke Supply Contract which provides for automatic annual renewals unless terminated in writing by either party. The purchase price is indexed to variable posted prices.

The Company is currently purchasing LPG from the above-mentioned suppliers (Suppliers). The Company’s aggregate costs per gallon to purchase LPG (less any applicable adjustments) are below the aggregate sales prices per gallon of LPG sold to its customers.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As described above, the Company has entered into supply agreements for quantities of LPG totaling approximately 24,000,000 gallons per month excluding El Paso (actual deliveries have been approximately 21,300,000 gallons per month during the year ended July 31, 2003 excluding El Paso), although the Contract provides for lesser quantities.

NOTE Q – CONTRACTS — Continued

LPG Supply Agreements — Continued

In addition to the LPG costs charged by the Suppliers, the Company also incurs additional costs to deliver LPG to the Company’s facilities. Furthermore, the Company may incur significant additional costs associated with the storage, disposal and/or changes in LPG prices resulting from the excess of the Plant Commitment, Koch Supply or Duke Supply over actual sales volumes. Under the terms of the Supply Contracts, the Company must provide letters of credit in amounts equal to the cost of the product to be purchased. In addition, the cost of the product purchased is tied directly to overall market conditions. As a result, the Company’s existing letter of credit facility may not be adequate to meet the letter of credit requirements under the agreements with the Suppliers or other suppliers due to increases in quantities of LPG purchased and/or to finance future price increases of LPG.

NOTE R — SPIN-OFF OF SUBSIDIARY

On July 10, 2003, the Company formed Rio Vista Energy Partners L.P. (Partnership), a Delaware partnership. The Partnership is a wholly owned subsidiary of the Company. The Partnership has invested in two subsidiaries, Rio Vista Operating Partnership L.P. (.1% owned by Rio Vista Operating G.P. LLC and 99.9% owned by the Company) and Rio Vista Operating GP LLC (wholly owned by the Partnership). The above subsidiaries are newly formed and are currently inactive.

The Company formed the Partnership for the purpose of transferring a 99.9% interest in Rio Vista Operating Partnership L.P. (L.P. Transfer), which will own substantially all of the Company’s owned pipeline and terminal assets in Brownsville and Matamoros, (Asset Transfer) in exchange for a 2% general partner interest and a 98% limited partnership interest in the Partnership. The Company intends to spin off 100% of the limited partner units to its common stockholders (Spin-Off), resulting in the Partnership becoming an independent public company. The remaining 2% general partner interest will be initially owned and controlled by the Company and the Company will be responsible for the management of the Partnership. The Company will account for the Spin-Off at historical cost.

During September 2003, the Company’s Board of Directors and the Independent Committee of its Board of Directors formally approved the terms of the Spin-Off and the Partnership filed a Form 10 registration statement with the Securities and Exchange Commission. The Board of Directors anticipates that the Spin-Off will occur in late 2003 or in 2004, subject to a number of conditions, including the receipt of an independent appraisal of the assets to be transferred by the Company to the Partnership in connection with the Spin-Off that supports an acceptable level of federal income taxes to the Company as a result of the Spin-Off; the absence of any contractual and regulatory restraints or prohibitions preventing the consummation of the Spin-Off; and final action by the Board of Directors to set the record date and distribution date for the Spin-Off and the effectiveness of the registration statement.

Each shareholder of the Company will receive one common unit of the limited partnership interest in the Partnership for every eight shares of the Company’s common stock owned as of the record date.

Warrants issued to holders of the existing unexercised warrants of the Company will be exchanged in connection with the Spin-Off whereby the holder will receive options to acquire unissued units in the Partnership and unissued common shares of the Company in exchange for the existing warrants. The number of units and shares subject to exercise and the exercise price will be set to equalize each option’s value before and after the Spin-Off.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — SPIN-OFF OF SUBSIDIARY — Continued

Ninety-eight percent of the cash distributions from the Partnership will be distributed to the limited unit holders and the remaining 2% will be distributed to the general partner for distributions up to $1.25 per unit annually (approximately $2,500,000 per year). Distributions in excess of that amount will be shared by the limited unit holders and the general partner based on a formula whereby the general partner will receive disproportionately more distributions per unit than the limited unit holders as annual cash distributions exceed certain milestones.

Subsequent to the L.P. Transfer, the Partnership will sell LPG directly to PMI and will purchase LPG from the Company under a long-term supply agreement. The purchase price of the LPG from the Company will be determined based on the Company’s cost to acquire LPG and a formula that takes into consideration operating costs of both the Company and the Partnership.

In connection with the Spin-Off, the Company will grant to Mr. Richter and Shore Capital LLC (Shore), a company owned by Mr. Shore, options to each purchase 25% of the limited liability company interests in the general partner of the Partnership. It is anticipated that Mr. Richter and Shore will exercise these options immediately after the Spin-Off occurs. The exercise price for each option will be the pro rata share (.5%) of the Partnership’s tax basis capital immediately after the Spin-Off. The Company will retain voting control of the Partnership pursuant to a voting agreement. In addition, Shore will also receive an option to acquire 5% of the common stock of the Company and 5% of the limited partnership interest in the Partnership at a combined equivalent exercise price of $2.20 per share.

The Partnership will be liable as guarantor for the Company’s collateralized debt (see note P) and will continue to pledge all of its assets as collateral. The Partnership may also be prohibited from making any distributions to unit holders if it would cause an event of default, or if an event of default is existing, under the Company’s revolving credit facilities, or any other covenant which may exist under any other credit arrangement or other regulatory requirement at the time.

The Spin-Off will be a taxable transaction for federal income tax purposes (and may also be taxable under applicable state, local and foreign tax laws) to both the Company and its stockholders. The Company intends to treat the Spin-Off as a “partial liquidation” for federal income tax purposes. A “partial liquidation” is defined under Section 302(e) of the Code as a distribution that (i) is “not essentially equivalent to a dividend,” as determined at the corporate level, which generally requires a genuine contraction of the business of the corporation, (ii) constitutes a redemption of stock and (iii) is made pursuant to a plan of partial liquidation and within the taxable year in which the plan is adopted or within the succeeding taxable year.

The Company may have a federal income tax liability in connection with the Spin-Off. If the income tax liability resulting from the Spin-Off is greater than $2,500,000, the Partnership has agreed to indemnify the Company for any tax liability resulting from the transaction which is in excess of that amount.

The following unaudited pro forma condensed consolidated financial information for the Company give effect to the Asset Transfer and the resulting allocation of sales, cost of goods sold and expenses, and to certain pro forma adjustments. The unaudited pro forma condensed consolidated statement of income for the year ended July 31, 2003 assumes that the above transaction was consummated as of August 1, 2002. The unaudited pro forma condensed consolidated balance sheet assumes that the transaction was consummated on July 31, 2003. Because the Company has control of the Partnership by virtue of its ownership and related voting control of the general partner, the Partnership has been consolidated with the Company and the interests of the limited partners have been classified as minority interests in the unaudited pro forma condensed consolidated financial information.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — SPIN-OFF OF SUBSIDIARY — Continued

PENN OCTANE CORPORATION AND SUBSIDIARIES
Pro Forma Consolidated Balance Sheet
July 31, 2003
(Unaudited)

	As Reported	Pro Forma		Pro Forma
	July 31, 2003	Adjustments		July 31, 2003
Assets:
Current Assets
Cash	$71,064	$154,669	(1)	$225,733
Restricted cash	3,404,782	—		3,404,782
Trade accounts receivable, net	4,143,458	—		4,143,458
Inventories	878,082	—		878,082
Assets held for sale	720,000	—		720,000
Prepaid expenses and other current assets	476,109			476,109

Total Current Assets	9,693,495	154,669		9,848,164
Investment in Subsidiary	—	15,466,943	(2)	—
		(154,669	)(1)
		(15,033,939	)(3)
		(216,502	)(5)
		(61,833	)(6)
Property Plant And Equipment — net	17,677,830	(15,466,943	)(2)	17,677,830
		15,466,943	(5)
Lease rights (net of accumulated amortization of $707,535)	446,504	—		446,504
Other non-current assets	19,913	—		19,913

Total Assets	$27,837,742	$154,669		$27,992,411

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — SPIN-OFF OF SUBSIDIARY — Continued

PENN OCTANE CORPORATION AND SUBSIDIARIES
Pro Forma Consolidated Balance Sheet-Continued
July 31, 2003

(Unaudited)

	As Reported	Pro Forma		Pro Forma
	July 31, 2003	Adjustments		July 31, 2003
Liabilities and Stockholders’ Equity:
Current Liabilities
Current maturities of long-term debt	$746,933	$—		$746,933
Short-term debt	1,744,128	—		1,744,128
Revolving line of credit	—	—		—
LPG trade accounts payable	7,152,098	—		7,152,098
Other accounts payable	2,470,880	—	(10)	2,470,880
Foreign taxes payable	60,000	—		60,000
Accrued liabilities	1,083,966	—		1,083,966

Total Current Liabilities	13,258,005	—		13,258,005

Long-term debt, less current maturities	60,000	—		60,000
Commitments and contingencies	—	—		—
Minority interest in equity earnings of subsidiary	—	15,250,441	(4)	15,250,441
Stockholders’ Equity:
Common stock — $.01 par value, 25,000,000 shares authorized; 15,274,749 shares issued and outstanding	152,747	—		152,747
Additional paid-in-capital	28,298,301	(15,250,441	)(4)	28,985,643
		15,250,441	(5)
		687,342	(6)
Notes receivable from an officer and another party for exercise of warrants, net of reserves of $535,736	(2,897,520)	—		(2,897,520)
Accumulated deficit	(11,033,791)	(749,175	)(6)	(26,816,905)
		(15,033,939	)(3)
		—	(10)

Total Stockholders’ equity	14,519,737	(15,095,772)		(576,035)

Total Liabilities and Stockholders’ equity	$27,837,742	$154,669		$27,992,411

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — SPIN-OFF OF SUBSIDIARY — Continued

PENN OCTANE CORPORATION AND SUBSIDIARIES
Pro Forma Consolidated Statement of Operations
Year ended July 31, 2003

(Unaudited)

	As Reported			Pro Forma
	August 1, 2002 -	Pro Forma		August 1, 2002-
	July 31, 2003	Adjustments		July 31, 2003
Revenues	$162,489,565	$—		$162,489,565
Cost of goods sold	152,375,349	—		152,375,349

Gross Profit	10,114,216	—		10,114,216

Selling, general and administrative expenses
Legal and professional fees	2,597,065	—		2,597,065
Salaries and payroll related expenses	2,411,843	749,175	(7)	3,161,018
Other	1,380,009	—		1,380,009

	6,388,917	749,175		7,138,092

Operating income (loss)	3,725,299	(749,175)		2,976,124
Other income (expense)
Interest and LPG financing expense	(1,757,664)	—		(1,757,664)
Interest income	95,327	—		95,327
Settlement of litigation	(145,153)	—		(145,153)
Minority interest in equity earnings of subsidiary	—	(1,997,499	)(8)	(1,997,499)

Income (loss) before taxes	1,917,809	(2,746,674)		(828,865)
Provision (benefit) for income taxes	(40,000)	—	(10)	(40,000)

Net income (loss)	$1,957,809	$(2,746,674)		$(788,865)

Net income (loss) per common share	$0.13			$(.05)

Net income (loss) per common share assuming dilution	$0.13			$(.05)

Weighted average common shares outstanding	15,035,220			15,035,220

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — SPIN-OFF OF SUBSIDIARY — Continued

PENN OCTANE CORPORATION AND SUBSIDIARIES
Notes to Pro Forma Consolidated Financial Information
Year ended July 31, 2003

(Unaudited)

The following unaudited pro forma condensed consolidated financial information (Pro Forma Statements) for the Company give effect to the Spin-off. The Pro Forma Statements are based on the available information and contain certain assumptions that the Company deems appropriate. The Pro Forma Statements do not purport to be indicative of the financial position or results of operations of the Company had the Spin-Off occurred on the dates indicated, nor are the Pro Forma Statements necessarily indicative of the future financial position or results of operations of the Company. The Pro Forma Statements should be read in conjunction with the consolidated balance sheet of the Company.

BALANCE SHEET:

The unaudited pro forma condensed consolidated balance sheets assume that such transactions were consummated on July 31, 2003.

(1)	To record the exercise of the options granted to Shore and Mr. Richter to each acquire 25% of the limited liability company interests of the general partner of the Partnership.

(2)	To reflect the transfer of assets from the Company to the Partnership in exchange for limited and general partnership interests.

(3)	To record the Spin-Off of the Company’s limited partnership interests in the Partnership to its stockholders.

(4)	To reflect minority interest in the equity of the Partnership.

(5)	To eliminate intercompany transactions between the Company and the Partnership.

(6)	Represents the estimated intrinsic value associated with the (i) options granted to Shore and Mr. Richter to acquire a 50% interest in the general partner and (ii) options granted to Shore to acquire a 5% limited partnership interest in the Partnership and 5% interest in the common shares of the Company.

(10)	Taxable income, if any, resulting from the Spin-Off is assumed to be offset at July 31, 2003 by existing net operating loss carryforwards.

INCOME STATEMENT:

The unaudited pro forma condensed consolidated statements of income for the year ended July 31, 2003 assume that the Spin-Off was consummated as of August 1, 2002.

(7)	Represents the estimated intrinsic value associated with the (i) options granted to Shore and Mr. Richter to acquire a 50% interest in the general partner and (ii) options granted to Shore to acquire a 5% limited partnership interest in the Partnership and 5% interest in the common shares of the Company (8) To record minority interest in earnings of the Partnership.

(9)	Proforma earnings per share has been calculated based on pro forma weighted average shares outstanding for the year ended July 31, 2003.

(10)	Taxable income, if any, resulting from the Spin-Off is assumed to be offset at July 31, 2003 by existing net operating loss carryforwards.

(11)	The Company anticipates that it will incur additional direct costs, including tax related services, public listing fees and transfer fees resulting from the Partnership becoming publicly traded.

Penn Octane Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SUBSEQUENT EVENTS – UNAUDITED

In connection with a contract to upgrade its computer and information systems, the Company entered into an agreement with a vendor during the year ended July 31, 2003. On October 1, 2003, the vendor agreed to pay the Company $210,000 for cancellation of the contract. This amount will be included in earnings during the quarter ending October 31, 2003.

Schedule II

Penn Octane Corporation and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

Years ended July 31, 2003, 2002 and 2001

	Balance at	Charged to
	Beginning of	Costs and	Charged to			Balance at End
Description	Period	Expenses	Other Accounts	Deductions (a)		of Period
Year ended July 31, 2003
Allowance for doubtful accounts	$5,783	$—	$—		$—	$5,783
Year ended July 31, 2002
Allowance for doubtful accounts	$779,663	$5,783	$—	$	(779,663)	$5,783
Year ended July 31, 2001
Allowance for doubtful accounts	$562,950	$216,713	$—		$—	$779,663

(a)	Trade accounts receivable written off against allowance.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     None.

Item 9A. Controls and Procedures.

The Company’s management, including the principal executive officer and principal financial officer, conducted an evaluation of the Company’s disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended, within 90 days of the filing date of this report. Based on their evaluation, the Company’s principal executive officer and principal accounting officer concluded that the Company’s disclosure controls and procedures are effective.

There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph above.

PART III

Item 10. Directors and Executive Officers of the Registrant.

     Directors and Executive Officers of the Company

     The directors and executive officers of the Company are as follows:

			Director
Name of Director	Age	Position with Company	Since
Jerome B. Richter	67	Chairman of the Board of Directors and Chief Executive Officer	1992
Richard “Beau” Shore, Jr.	37	Director and President	2003
Charles Handly	66	Director, Chief Operating Officer and Executive Vice President	2003
Ian T. Bothwell	43	Director, Vice President, Treasurer, Chief Financial Officer and Assistant Secretary	1997
Jerry L. Lockett	62	Director and Vice President	1999
Stewart J. Paperin	55	Director	1996
Harvey L. Benenson	55	Director	2000
Emmett M. Murphy	52	Director	2001

All directors were elected at the 2002 Annual Meeting of Stockholders of the Company held on July 31, 2003. All directors hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified or until their earlier resignation or removal.

Jerome B. Richter founded the Company and served as its Chairman of the Board and Chief Executive Officer from the date of its organization in August 1992 to December 1994, when he resigned from such positions and became Secretary and Treasurer of the Company. He resigned from such positions in August 1996. Effective October 1996, Mr. Richter was elected Chairman of the Board, President and Chief Executive Officer of the Company. During May 2003, Mr. Richter, resigned form his position as President of the Company upon the election of Mr. Shore to such position.

Richard “Beau” Shore, Jr. was elected President of the Company in May 2003. Mr. Shore was elected to the board of directors in July 2003. Since 2001, Mr. Shore has served as founder, President and CEO of Shore Capital LLC, a company involved in investing in small, energy related ventures. From November 1998 through January 2001, Mr. Shore was the founder, President and CEO of Shore Terminals, LLC, a company engaged in managing marine petroleum storage and pipeline facilities. From 1994 through 1998, Mr. Shore was Vice President of Wickland Oil Company. During the period November 2002 through April 2003, Shore Capital LLC provided consulting services to the Company.

Charles Handly Mr. Handly was appointed Chief Operating Officer and Executive Vice President of the Company in May 2002. From August 2002 through April 2003, Mr. Handly served as Vice President of the Company. From August 2000 through July 2002, Mr. Handly provided consulting services to the Company. Mr. Handly was elected to the board of directors in July 2003. Mr. Handly retired from Exxon Corporation on February 1, 2000 after 38 years of service. From 1997 until January 2000, Mr. Handly was Business Development Coordinator for gas liquids in Exxon’s Natural Gas Department. From 1987 until 1997, Mr. Handly was supply coordinator for two Exxon refineries and 57 gas plants in Exxon’s Supply Department.

Ian T. Bothwell was elected Vice President, Treasurer, Assistant Secretary and Chief Financial Officer of the Company in October 1996 and a director of the Company in March 1997. Since July 1993, Mr. Bothwell has been a principal of Bothwell & Asociados, S.A. de C.V., a Mexican management consulting and financial advisory company that was founded by Mr. Bothwell in 1993 and specializes in financing infrastructure projects in Mexico. From February 1993 through November 1993, Mr. Bothwell was a senior manager with Ruiz, Urquiza y Cia., S.C., the affiliate in Mexico of Arthur Andersen L.L.P., an accounting firm. Mr. Bothwell also serves as Chief Executive Officer of B & A Eco-Holdings, Inc., the company formed to purchase the Company’s CNG assets.

Jerry L. Lockett joined the Company as a Vice President in November 1998. Prior to joining the Company, Mr. Lockett held a variety of positions during a thirty-one year career with Union Carbide Corporation in sales management, hydrocarbon supply and trading, and strategic planning. He also served in a management position with Union Carbide’s wholly-owned pipeline subsidiaries.

Stewart J. Paperin was elected a director of the Company in February 1996. Since July 1996, Mr. Paperin has served as Executive Vice President of the Soros Foundations Open Society Institute, which encompasses the charitable operations of forty foundations in Central and Eastern Europe, the United States, Africa, and Latin America. From January 1994 to July 1996, Mr. Paperin was President of Capital Resources East Ltd., a diversified consulting and investment firm in New York. He served as president of Brooke Group International, a United States based leveraged buy-out firm operating in the former Soviet Union. Brooke Group International is a corporation controlled by Brooke Group. From 1989 to 1990, he served as Chief Financial Officer of the Western Union Corporation.

Harvey L. Benenson was elected a director of the Company in August 2000. Mr. Benenson has been Managing Director, Chairman and Chief Executive Officer of Lyons, Benenson & Company Inc., a management consulting firm, since 1988, and Chairman of the Benenson Strategy Group, a strategic research, polling and consulting firm affiliated with Lyons, Benenson & Company Inc., since July 2000. Earlier, Mr. Benenson was a partner in the management consulting firm of Cresap, McCormick and Paget from 1974 to 1983, and Ayers, Whitmore & Company from 1983 to 1988.

Emmett M. Murphy was elected a director of the Company in November 2001. In April 1996, Mr. Murphy founded Paradigm Capital Corp., Fort Worth, Texas, an investment firm, and he has been the President and Chief Executive Officer of Paradigm Capital since that time. From March 1981 to April 1996, Mr. Murphy was a Partner in Luther King Capital Management, Fort Worth, Texas, a registered investment advisor. Mr. Murphy has been a Chartered Financial Analyst since 1979. He received a Bachelor of Science degree from the University of California at Berkeley in 1973 and a Master of Business Administration degree from Columbia University in 1975.

     Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act, requires the Company’s directors and officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Forms 3, 4 and 5 received by it, the Company believes that all directors, officers and 10% stockholders complied with such filing requirements.

Item 11. Executive Compensation.

Compensation Committee Report on Executive Compensation

The Company’s compensation to executive management was administered by the Compensation Committee of the Board of Directors. As of July 31, 2003, the Compensation Committee was comprised of four directors, of which all but one are outside directors, who report to the Board of Directors on all compensation matters concerning the Company’s executive officers (the “Executive Officers”), including the Company’s Chief Executive Officer and the Company’s other Executive Officers (collectively, with the Chief Executive Officer, the “Named Executive Officers”) (see below). In determining annual compensation, including bonus, and other incentive compensation to be paid to the Named Executive Officers, the Compensation Committee considers several factors including overall performance of the Named Executive Officer (measured in terms of financial performance of the Company, opportunities provided to the Company, responsibilities, quality of work and/or tenure with the Company), and considers other factors including retention and motivation of the Named Executive Officers and the overall financial condition of the Company. The Compensation Committee provides compensation to the Named Executive Officers in the form of cash, equity instruments and forgiveness of interest incurred on indebtedness to the Company.

The overall compensation provided to the Named Executive Officers consisting of base salary and the issuance of equity instruments is intended to be competitive with the compensation provided to other executives at other companies after adjusting for factors described above, including the Company’s financial condition during the term of employment of the Executive Officers.

Base Salary: The base salary is approved based on the Named Executive Officer’s position, level of responsibility and tenure with the Company.

Chief Executive Officer’s Compensation: During fiscal year 2003, Mr. Richter was paid in accordance with the terms of his employment agreement which was in effect during the period. The Board of Directors continued to ratify prior elections not to accrue any future interest payable by Mr. Richter on his note to acquire shares of common stock of the Company to the Company so long as Mr. Richter continued to provide guarantees to certain of the Company’s creditors. The Compensation Committee determined that Mr. Richter’s compensation under the employment agreement is fair to the Company, especially considering the position of Mr. Richter with the Company.

COMPENSATION COMMITTEE

STEWART J. PAPERIN
HARVEY L. BENENSON
EMMETT M. MURPHY
JEROME B. RICHTER

Compensation Committee Interlocks and Insider Participation

Messrs. Jerome B. Richter, Stewart J. Paperin, Emmett M. Murphy and Harvey L. Benenson served as the members of the Compensation Committee during fiscal year 2003. Mr. Richter is the Chief Executive Officer of the Company, so his compensation is subject to ratification by the Board of Directors.

Executive Compensation

During December 1999, the Board authorized the implementation of a management incentive program whereby officers and directors of the Company received warrants to purchase 1,400,000 shares of common stock of the Company and warrants to purchase 100,000 shares of common stock of the Company were received by consultants (the “Incentive Warrants”). The Incentive Warrants have an exercise price equal to $4.60 per share and will vest ratably on a monthly basis over three years or immediately upon a change in control of the Company. The exercise price per share of the warrants was equal to or greater than the quoted market price per share at the measurement date.

As bonuses to four of its executive officers for the year ended July 31, 2000, the Company granted each executive officer warrants to purchase 10,000 shares of common stock at an exercise price of $6.94 per share exercisable through July 31, 2005. The exercise price per share of the warrants was equal to or greater than the quoted market price per share at the measurement date.

As a bonus to a director and executive officer of the Company, during November, 2000, the Company granted warrants to purchase 200,000 shares of Common Stock of the Company at an exercise price of $7.00 per share exercisable for five years. The exercise price per share of the warrants was equal to or greater than the quoted market price per share at the measurement date.

The following table sets forth annual and all other compensation to the Named Executive Officers, for services rendered in all capacities to the Company and its subsidiaries during each of the fiscal years indicated. This information includes the dollar values of base salaries, bonus awards, the number of warrants granted and certain other compensation, if any, whether paid or deferred. The Company does not grant stock appreciation rights or other long-term compensation plans for employees.

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
					All Other		Securities
					Annual	Restricted	Underlying		All Other
Name and Principal					Compen-	Stock	Options/	LTIP	Compensation
Position	Year	Salary ($)	Bonus ($)		sation ($)	Awards ($)	SARS (#)	Payouts ($)	($)
Jerome B. Richter,	2003	300,000	208,832	(3)	—	—	—	—	54,733	(4)
Chairman of the	2002	300,000	319,436	(3)	—	—	—	—	—
Board and Chief	2001	300,000	—		—	—	—	—	—
Executive Officer
Richard Shore, Jr.,	2003	78,462	—		—	—	—	—	—
President	2002	—	—		—	—	—	—	—
	2001	—	—		—	—	—	—	—
Charles Handly,	2003	138,461	—		—	—	—	—	—
Chief Operating Officer	2002	6,923	—		—	—	—	—	—
and Executive Vice	2001	—	—		—	—	—	—	—
President
Ian T. Bothwell,	2003	180,000	—		—	—	—	—	—
Vice President, Treasurer,	2002	168,000	—		—	—	—	—	—
Assistant Secretary and	2001	168,000	1,026,351	(2)	—	—	—	—	—
Chief Financial Officer
Jorge R. Bracamontes	2003	—	—		—	—	—	—	703,349	(1)
	2002	—	—		—	—	—	—	180,000	(1)
	2001	—	—		—	—	—	—	180,000	(1)
Jerry L. Lockett,	2003	132,000	—		—	—	—	—	—
Vice President	2002	132,000	—		—	—	—	—	—
	2001	132,000	—		—	—	—	—	—

(1)	Mr. Bracamontes received consulting fees totaling $180,000, $180,000 and $180,000 for services performed on behalf of the Company in Mexico for the years ended July 31, 2001, 2002 and 2003. Mr. Bracamontes also received $523,349 in severance costs for the year ended July 31, 2003.

(2)	The fair market value of non-cash bonuses issued in the form of stock warrants are determined by using the Black-Scholes Option Pricing Model.

(3)	Includes amounts to be paid in cash.

(4)	In connection with Mr. Richter’s employment contract, the Company paid $54,733 in life insurance premiums on behalf of Mr. Richter.

AGGREGATED WARRANT EXERCISES DURING FISCAL 2003
AND WARRANT VALUES ON JULY 31, 2003

			Number Of Securities	Value Of Unexercised
	Number of Shares		Underlying Unexercised	In-The-Money
	Acquired Upon	Value Realized	Warrants At July 31, 2003	Warrants At July 31, 2003
	Exercise of Warrants	Upon Exercise	(#) Exercisable/	Exercisable/Unexercisable
Name	(#)	($)	Unexercisable	($)(1)
Jerome B. Richter	0	0	540,000/0	24,300/0
Richard Shore, Jr.	0	0	0/0	0/0
Charles Handly	0	0	114,470/25,530	0/0
Ian T. Bothwell	0	0	332,511/7,489	24,300/0
Jorge R. Bracamontes	0	0	340,000/0	24,300/0
Jerry L. Lockett	0	0	240,000/0	24,300/0

(1)	Based on a closing price of $3.31 per share of Common Stock on July 31, 2003.

Employment Contracts

From February 2001 through July 2002, the Company continued the terms of the previous six year employment agreement with Mr. Richter, the Chief Executive Officer of the Company, which had expired in January 2001 (the “Old Agreement”). Under the Old Agreement, Mr. Richter was entitled to receive $300,000 in annual compensation until earnings exceed a gross profit of $500,000 per month for an annual period (Minimum Gross Profit), whereupon Mr. Richter was entitled to an increase in his salary to $40,000 per month for the first year of the agreement increasing to $50,000 per month during the second year of the agreement. Mr. Richter was entitled to an increase in his salary to $480,000 for the first year following the period in which the Minimum Gross Profit is met, increasing to $600,000 per year during the second year following the period in which the Minimum Gross Profit is met. He was also entitled to an annual bonus of 5% of all pre-tax profits of the Company. He was also entitled to receive warrants to purchase 200,000 shares of Common Stock of the Company at an exercise price of $5.00 per share upon the Company achieving the Minimum Gross Profit. Mr. Richter’s employment agreement also entitled him to a right of first refusal to participate in joint venture opportunities in which the Company may invest, contained a covenant not to compete for a period of one year from his termination of the agreement and had restrictions on use of confidential information.

Effective July 29, 2002, the Company entered into a new three year employment agreement with Mr. Richter (the “Agreement”). Under the terms of the Agreement, Mr. Richter is entitled to receive a monthly salary equal to $25,000 and a minimum annual bonus payment equal to $100,000 plus five percent (5%) of net income before taxes of the Company. In addition, Mr. Richter was entitled to receive a warrant grant by December 31, 2002 in an amount and with terms commensurate with prior practices. The Company has yet to issue Mr. Richter his warrant grant in connection with the Agreement.

In connection with the Agreement, the Company also agreed to forgive any interest due from Mr. Richter pursuant to Mr. Richter’s Promissory Note, provided that Mr. Richter guarantees at least $2,000,000 of the Company’s indebtedness during any period of that fiscal year of the Company. Furthermore, the Company agreed to forgive Mr. Richter’s Promissory Note in the event that either (a) the share price of the Company’s common stock trades for a period of 90 days at a blended average price equal to $6.20, or (b) the Company is sold for a price per share (or an asset sale realizes revenues per share) equal to $6.20.

Effective November 2002, the Company and Shore Capital LLC (“Shore Capital”), a company owned by Mr. Shore, entered into a consulting contract whereby the Company agreed to pay Shore Capital $30,000 a month for a period of six months. Under the terms of the consulting contract, Shore Capital received an exclusive right in the event the Company effectively converts its current structure into a publicly traded limited partnership (the “MLP”), to purchase up to a 50% voting interest in the general partner of the MLP at a price not to exceed $330,000. In addition, in the event that the conversion of the Company into an MLP was successful, Shore Capital was also entitled to receive an option to acquire up to 5% interest in the MLP at an exercise price not to exceed $1,650,000. The contract also provided for the Company to offer Mr. Shore a two-year employment agreement at the same rate provided for under the contract. The Company did not convert to an MLP but is contemplating the Spin-Off referred to in note R to the consolidated financial statements. Pursuant thereto, the Company intends to grant to Shore Capital and Mr. Richter options to each purchase 25% of the Company’s General Partners’ interest. In addition the Company intends to grant to Shore Capital an option to purchase up to 5% of the outstanding common stock of the Company at a price per share of $1.14 if the Spin-Off is consummated.

During May 2003, Mr. Shore was appointed President of the Company. The Company has continued to make payments of $30,000 per month, and the Company is currently negotiating an employment agreement with Mr. Shore.

Compensation of Directors

During the Board of Directors (the “Board”) meeting held on September 3, 1999, the Board approved the implementation of a plan to compensate each outside director serving on the Board (the “Plan”). Under the Plan, all outside directors upon election to the Board are entitled to receive warrants to purchase 20,000 shares of common stock of the Company and are to be granted additional warrants to purchase 10,000 shares of common stock of the Company for each year of service as a director. All such warrants will expire five years after the warrants are granted. The exercise price of the warrants issued under the Plan are equal to the average trading price of the Company’s common stock on the effective date the warrants are granted, and the warrants vest monthly over a one year period.

Stock Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative, five-year total stockholder return with the Russell 2000 Index and the NASD Index. The graph assumes that $100 was invested on August 1, 1998 in each of the Company’s Common Stock, the Russell 2000 Index and the NASD Index, and that all dividends were reinvested. The graph is not, nor is it intended to be, indicative of future performance of the Company’s Common Stock.

The Company is not aware of a published industry or line of business index with which to compare the Company’s performance. Nor is the Company aware of any other companies with a line of business and market capitalization similar to that of the Company with which to construct a peer group index. Therefore, the Company has elected to compare its performance with the NASDAQ Index and Russell 2000 Index, an index of companies with small capitalization.

Penn Octane Corporation
Stock Performance Graph
July 31, 2003

	1998	1999	2000	2001	2002	2003
Penn Octane Corporation	$100	$60.00	$180.00	$100.00	$77.00	$83.00
Russell 2000 Index	$100	$105.96	$119.27	$115.49	$93.49	$113.41
NASDAQ Index	$100	$140.92	$201.19	$108.26	$70.94	$92.66

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the amount of stock of the Company beneficially owned as of October 10, 2003 by each person known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s outstanding common stock (“Common Stock”).

	Amount and Nature of
	Beneficial Ownership of	Percent of Class of
Name of Beneficial Owner	Common Stock(1)	Common Stock
Jerome B. Richter (2)	4,453,750	28.07%
CEC, Inc. (3)	1,417,667	9.20%
The Apogee Fund, Paradigm Capital Corporation, and Emmett M. Murphy (4)	1,155,500	7.52%
Trellus Management Company, LLC(5)	836,392	5.46%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock which are purchasable under warrants which are currently exercisable, or which will become exercisable no later than 60 days after October 10, 2003, are deemed outstanding for computing the percentage of the person holding such warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2)	Includes 37,850 shares of Common Stock owned by Mrs. Richter and 540,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(3)	One Radnor Corporate Center, 100 Matsonford Road, Suite 250, Radnor, PA. Includes 74,067 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(4)	201 Main Street, Suite 1555, Fort Worth, Texas. Mr. Murphy, who became a director of the Company in November, 2001, is the president of Paradigm Capital Corporation, a Texas corporation, which in turn, is the sole general partner of The Apogee Fund, L.P., a Delaware limited partnership. All of the referenced stock and warrants are actually owned by The Apogee Fund, and beneficial ownership of such securities is attributable to Mr. Murphy and Paradigm Capital Corporation by reason of their shared voting and disposition power with respect The Apogee Fund assets. Includes 40,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(5)	350 Madison Avenue, 9th Floor, New York, New York.

The following table sets forth the amount of Common Stock of the Company beneficially owned as of October 10, 2003 by each director of the Company, each Named Executive Officer, and all directors and Named Executive Officers as a group. Except as noted, the address of each person is Penn Octane Corporation, 77-530 Enfield Lane, Bldg. D, Palm Desert, CA.

	Amount and Nature of
	Beneficial Ownership of	Percent of Class of
Name of Beneficial Owner	Common Stock (1)	Common Stock
Jerome B. Richter (2)	4,453,750	28.07%
Emmett M. Murphy (3)	1,155,500	7.52%
Jorge R. Bracamontes (4)	555,500	3.55%
Ian T. Bothwell (5)	446,718	2.85%
Jerry L. Lockett (6)	266,225	1.71%
Stewart J. Paperin (7)	213,762	1.38%
Charles Handly(8)	143,436	*
Harvey L. Benenson (9)	53,562	*
Richard “Beau” Shore, Jr.	16,000	*
All Directors and Named Executive Officers as a group (9 people) (10)	7,304,453	42.54%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock which are purchasable under warrants which are currently exercisable, or which will become exercisable no later than 60 days after October 10, 2003, are deemed outstanding for computing the percentage of the person holding such warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2)	Includes 37,850 shares of Common Stock owned by Mrs. Richter and 540,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(3)	201 Main Street, Suite 1555, Fort Worth, Texas. Mr. Murphy, who became a director of the Company in November, 2001, is the president of Paradigm Capital Corporation, a Texas corporation, which, in turn, is the sole general partner of The Apogee Fund, L.P., a Delaware limited partnership. All of the referenced stock is actually owned by The Apogee Fund; beneficial ownership of such securities is attributed to Mr. Murphy by reason of his voting and disposition power with respect to The Apogee Fund assets. Includes 40,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(4)	Includes 340,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants owned by Mr. Bracamontes and 15,000 shares of Common Stock owned by Mrs. Bracamontes.

(5)	Includes 340,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(6)	Includes 240,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(7)	Includes 163,562 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(8)	Includes 123,436 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(9)	Includes 53,562 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

(10)	Includes 1,840,559 shares of Common Stock issuable upon exercise of Common Stock purchase warrants.

Equity Compensation Plans

     The following table provides information concerning the Company’s equity compensation plans as of July 31, 2003.

	Number of		Number of securities
	securities to		remaining available for
	be issued upon		future issuance under
	exercise	Weighted-average	equity compensation
	of outstanding	exercise price of	plans
	options,	outstanding options,	(excluding securities
Plan category	warrants and rights	warrants and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,180,000	$4.79	1,500,000	(1)(2)
Equity compensation plans not approved by security holders(3)	1,412,179	$2.69	—

Total	3,592,179	$3.97	1,500,000

(1)	Pursuant to the Company’s Board Plan, the outside directors are entitled to receive warrants to purchase 20,000 shares of common stock of the Company upon their initial election as a director and warrants to purchase 10,000 shares of common stock of the Company for each year of service as a director.

(2)	Pursuant to the Company’s 2001 Warrant Plan, the Company may issue warrants to purchase up to 1.5 million shares of common stock of the Company.

(3)	The Company was not required to obtain shareholder approval for these securities.

Item 13. Certain Relationships and Related Transactions.

During April 1997, Mr. Jerome B. Richter, the Company’s Chief Executive Officer, Chairman of the Board and former President, exercised warrants to purchase 2.2 million shares of common stock of the Company, at an exercise price of $1.25 per share. The consideration for the exercise of the warrants included $22,000 in cash and a $2.7 million promissory note. The note was due on April 11, 2000. On April 11, 2000, Mr. Richter’s issued a new promissory note totaling $3.2 million (“Mr. Richter’s Promissory Note”), representing the total unpaid principal and unpaid accrued interest at the expiration of the original promissory note. During September 1999, the Board of Directors of the Company agreed to offset interest due on Mr. Richter’s Promissory Note in consideration for providing collateral and personal guarantees of Company debt. The principal amount of the note plus accrued interest at an annual rate of 10.0%, except as adjusted for above, was due on April 30, 2001. In November 2001 the Company extended the due date to October 31, 2003 and the interest was adjusted to the prime rate on November 7, 2001 (5.0%). In July 2002 the Company extended the due date to July 29, 2005. In connection with the extension, the Company agreed in Mr. Richter’s employment agreement (see note K to the consolidated financial statements) to continue to forgive any interest due from Mr. Richter pursuant to Mr. Richter’s Promissory Note, provided that Mr. Richter guarantees at least $2.0 million of the Company’s indebtedness during any period of that fiscal year of the Company. Furthermore, the Company agreed to forgive Mr. Richter’s Promissory Note in the event that either (a) the share price of the Company’s common stock trades for a period of 90 days at a blended average price equal to at least $6.20, or (b) the Company is sold for a price per share (or an asset sale realizes revenues per share) equal to at least $6.20. Mr. Richter is personally liable with full recourse to the Company and has provided 1.0 million shares of common stock of the Company as collateral. Those shares were subsequently pledged to the holders of certain of the Company’s debt obligations (see note H). Mr. Richter’s Promissory Note has been recorded as a reduction of stockholders’ equity.

On March 26, 2000, the wife of Mr. Jorge Bracamontes, a director and executive officer of the Company, issued the Company a new promissory note totaling $46,603, representing the total unpaid principal and interest due under a prior promissory note due to the Company which matured March 26, 2000. The principal amount of the note plus accrued interest at an annual rate of 10.0% was due in April 2001. During November 2001, the Company and the wife of Mr. Bracamontes agreed to exchange 1,864 shares of Common Stock of the Company held by the wife of Mr. Bracamontes for payment of all unpaid interest owing to the Company through October 2001. In addition, the Company agreed to extend the maturity date of the note held by the wife of Mr. Bracamontes to October 31, 2003. The wife of Mr. Bracamontes was personally liable with full recourse under such promissory note and had provided the remaining 13,136 shares of Common Stock of the Company as collateral.

During March 2000, Mr. Bracamontes exercised warrants to purchase 200,000 shares of Common Stock of the Company, at an exercise price of $2.50 per share. The consideration for the exercise of the warrants included $2,000 in cash and a $498,000 promissory note. The principal amount of the note plus accrued interest at an annual rate of 10.0% was due in April 2001. During November 2001, the Company and Mr. Bracamontes agreed to exchange 19,954 shares of Common Stock of the Company held by Mr. Bracamontes for payment of all unpaid interest owing to the Company through October 2001. In addition, the Company agreed to extend the maturity date of the note held by Mr. Bracamontes to October 31, 2003. Mr. Bracamontes was personally liable with full recourse under such promissory note and had provided the remaining 180,036 shares of Common Stock of the Company as collateral.

During July 2003, Mr. Bracamontes resigned from his position as a director and officer of the Company. In connection with his resignation the Company agreed to (i) forgive the remaining balance of his $498,000 promissory note, (ii) forgive the remaining balance of his wife’s $46,603 promissory note, (iii) issue 21,818 shares of the Company’s common stock (valued at approximately $75,000, and (iv) agreed to make certain payments of up to $500,000 based on the success of future projects (the Company’s Chief Executive Officer agreed to guarantee these payments with 100,000 of his shares of the common stock of the Company). Mr. Bracamontes will continue to provide services and the Company will continue to make payments to Mr. Bracamontes of $15,000 a month until March 31, 2004. All of the above amounts totaling approximately $520,000 have been reflected in the consolidated financial statements as of July 31, 2003 as salaries and payroll related expenses. Simultaneously, Mr. Bracamontes sold his interest in Tergas, S.A. de C.V. (an affiliate of the Company) to another officer of the Company, Mr. Vicente Soriano. The Company has an option to acquire Tergas, S.A. de C.V. (“Tergas”) for a nominal price of approximately $5,000.

During September 2000, Mr. Ian Bothwell, a director and executive officer of the Company, exercised warrants to purchase 200,000 shares of Common Stock of the Company, at an exercise price of $2.50 per share. The consideration for the exercise of the warrants included $2,000 in cash and a $498,000 promissory note. The principal amount of the note plus accrued interest at an annual rate of 10.5% was due in April 2001. During November 2001, the Company and Mr. Bothwell agreed to exchange 14,899 shares of common stock of the Company held by Mr. Bothwell for payment of all unpaid interest owing to the Company through October 2001. In addition, the Company agreed to extend the maturity date of the note held by Mr. Bothwell to October 31, 2003.

On September 10, 2000, the Board of Directors approved the repayment by a company controlled by Mr. Bothwell (the “Buyer”) of the $900,000 promissory note to the Company through the exchange of 78,373 shares of common stock of the Company owned by the Buyer, which were previously pledged to the Company in connection with the promissory note. The exchanged shares had a fair market value of approximately $556,000 at the time of the transaction resulting in an additional loss of $84,000 which was included in the consolidated statement of operations at July 31, 2000. The remaining note had a balance of $214,355 and was collateralized by compressed natural gas refueling station assets and 60,809 shares of the Company’s common stock owned by the Buyer.

During October 2002, the Company agreed to accept the compressed natural gas refueling station assets with an appraised fair value of approximately $800,000 as payment for all notes outstanding at the time (with total principal amount of $652,759 plus accrued interest) owed to the Company by Mr. Bothwell. In connection with the transaction, the Company adjusted the fair value of the assets to $720,000 to reflect additional costs estimated to be incurred in disposing of the assets. The Company also recorded interest income as of July 31, 2003 on the notes of approximately $67,241, which has been previously been reserved, representing the difference between the adjusted fair value of the assets and the book value of the notes.

In January 2002, the Company loaned Mr. Richter, $200,000 due in one year. The Company had also made other advances to Mr. Richter of approximately $82,000 as of July 31, 2002, which were offset per his employment agreement against accrued and unpaid bonuses due to Mr. Richter. The note due from Mr. Richter in the amount of $200,000 plus accrued interest as of January 31, 2003, was paid through an offset against previously accrued bonus and profit sharing amounts due to Mr. Richter in January 2003.

During March 2003, warrants to purchase 250,000 shares of common stock of the Company were exercised by Trellus Partners, L.P. for which the exercise price totaling $625,000 was paid by reduction of a portion of the outstanding debt and accrued interest owed to Trellus Partners, L.P. by the Company. In addition, during March 2003, Trellus Partners, L.P. acquired 161,392 shares of Common Stock from the Company at a price of $2.50 per share in exchange for cancellation of the remaining outstanding debt and accrued interest owed to Trellus Partners, L.P. totaling $403,480.

Item 14. Principal Accountant Fees and Services.

     The Company has been billed as follows for the professional services of Burton McCumber & Cortez, L.L.P. rendered during fiscal years 2002 and 2003:

	2002		2003
Audit Fees	$245,304		$263,229
Audit – Related Fees	$—		$—
Tax Fees (1)	$17,139		$12,420
All Other Fees	$16,587	(2)	$165,746	(3)

(1)	Represents fees billed for tax compliance, tax advice and tax planning services.

(2)	Represents fees billed for accounting and tax issues related to Mexico and U.S.

(3)	Represents fees billed for accounting and tax issues related to Mexico and U.S. and $162,458 represents fees billed related to the Spin-Off.

The Company’s audit committee approves the engagement of its independent auditor to perform audit related services. The audit committee does not formally approve specific amounts to be spent on non-audit related services which in the aggregate do not exceed amounts to be spent on audit related services. In determining the reasonableness of audit fees, the audit committee considers historical amounts paid and the scope of services to be performed.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

a.	Financial Statements and Financial Statement Schedules.

The following documents are filed as part of this report:

(1)	Consolidated Financial Statements:

Penn Octane Corporation

Independent Auditor’s Report

Consolidated Balance Sheet as of July 31, 2002 and 2003

Consolidated Statements of Operations for the years ended July 31, 2001, 2002 and 2003

Consolidated Statement of Stockholders’ Equity for the years ended July 31, 2001, 2002 and 2003

Consolidated Statements of Cash Flows for the years ended July 31, 2001, 2002 and 2003

Notes to Consolidated Financial Statements

(2)	Financial Statement Schedules:

Schedule II — Valuation and Qualifying Accounts

b.	Reports on Form 8-K.

The following Report on Form 8-K is incorporated herein by reference:

Company’s Current Report on Form 8-K filed on September 18, 2003 regarding the Company’s Spin Off of Penn Octane’s 100% limited partner interest in Rio Vista Energy Partners L.P.

c.	Exhibits.

The following Exhibits are incorporated herein by reference:

Exhibit No.

3.1	Restated Certificate of Incorporation, as amended. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997 filed on June 16, 1997, SEC File No. 000-24394).

3.2	Amended and Restated By-Laws of the Company. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997 filed on June 16, 1997, SEC File No. 000-24394).

3.3	The Company’s Certificate of the Designation, Powers, Preferences and Rights of the Series B. Class A Senior Cumulative Preferred Stock, filed with the State of Delaware.

10.1	Employment Agreement dated July 12, 1993 between the Registrant and Jerome B. Richter. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 1993 filed on March 7, 1994, SEC File No. 000-24394).

10.2	Promissory Note and Pledge and Security Agreement dated March 26, 1997 between M.I. Garcia Cuesta and the Registrant. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997 filed on June 16, 1997, SEC File No. 000-24394).

10.3	Promissory Note and Pledge and Security Agreement dated April 11, 1997 between Jerome B. Richter and the Registrant. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997 filed on June 16, 1997, SEC File No. 000-24394).

10.4	Lease dated October 20, 1993 between Brownsville Navigation District of Cameron County, Texas and Registrant with respect to the Company’s land lease rights, including related amendment to the Lease dated as of February 11, 1994 and Purchase Agreement. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed for the quarterly period ended April 30, 1994 on February 25, 1994, SEC File No. 000-24394).

10.5	Lease Amendment dated May 7, 1997 between Registrant and Brownsville Navigation District of Cameron County, Texas. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997 filed on June 16, 1997, SEC File No. 000-24394).

10.6	Lease dated September 1, 1993 between Seadrift Pipeline Corporation and Registrant with respect to the Company’s pipeline rights. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 1993 filed on March 7, 1994, SEC File No. 000-24394).

10.7	Lease Amendment dated May 21, 1997 between Seadrift Pipeline Corporation and the Registrant. (Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997 filed on June 16, 1997, SEC File No. 000-24394).

10.8	Continuing Agreement for Private Letters of Credit dated October 14, 1997 between RZB Finance LLC and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1997 filed on November 13, 1997, SEC File No. 000-24394)

10.9	Promissory Note dated October 14, 1997 between RZB Finance LLC and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1997 filed on November 13, 1997, SEC File No. 000-24394)

10.10	General Security Agreement dated October 14, 1997 between RZB Finance LLC and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1997 filed on November 13, 1997, SEC File No. 000-24394)

10.11	Guaranty and Agreement dated October 14, 1997 between RZB Finance LLC and Jerome Richter. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1997 filed on November 13, 1997, SEC File No. 000-24394)

10.12	Amendment letter dated April 22, 1998 between RZB Finance LLC and the Company. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the three months ended April 30, 1998 filed on June 15, 1998, SEC File No. 000-24394)

10.13	Employment Agreement dated November 17, 1997 between the Company and Jerry L. Lockett. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the three months ended April 30, 1998 filed on June 15, 1998, SEC File No. 000-24394)

10.14	Lease/Installment Purchase Agreement dated November 24, 1998 by and between CPSC International and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.15	Amendment No. 1, to the Lease/Installment Purchase Agreement dated November 24, 1999, dated January 7, 1999 by and between CPSC International and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.16	Amendment, to Lease/Installment Purchase Agreement dated February 16, 1999 dated January 25, 1999 by and between CPSC International and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.17	Lease/Installment Purchase Agreement dated February 16, 1999 by and between CPSC International and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.18	Amendment No. 2, to Lease/Installment Purchase Agreement dated November 24, 1998 and to Lease/Installment Purchase Agreement dated January 7, 1999 dated September 16, 1999 by and between CPSC International and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.19	Agreement dated September 16, 1999 by and between CPSC International and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.20	Purchase, Sale and Service Agreement for Propane/Butane Mix entered into effective as of October 1, 1999 by and between Exxon Company, U.S.A. and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.21	Sales/Purchase Agreement of Propane Stream dated October 1, 1999 between PG&E NGL Marketing, L.P. and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.22	Permit issued on July 26, 1999 by the United States Department of State authorizing the Company to construct two pipelines crossing the international boundary line between the United States and Mexico for the transport of liquefied petroleum gas (LPG) and refined product (motor gasoline and diesel fuel). (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.23	Amendment to the LPG Purchase Agreement dated June 18, 1999 between P.M.I. Trading Ltd. and the Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 1999 filed on November 9, 1999, SEC File No. 000-24394).

10.24	Transfer of Shares Agreement dated November 4, 1999 between Jorge Bracamontes and the Company. (Incorporated by reference to the Company’s Quarterly report on Form 10-Q for the quarterly period ended October 31, 1999, filed on December 14, 1999, SEC File No. 000-24394).

10.25	Transfer of Shares Agreement dated November 4, 1999 between Juan Jose Navarro Plascencia and the Company. (Incorporated by reference to the Company’s Quarterly report on Form 10-Q for the quarterly period ended October 31, 1999, filed on December 14, 1999, SEC File No. 000-24394).

10.26	Addendum dated December 15, 1999 between CPSC International, Inc. and the Company. (Incorporated by reference to the Company’s Quarterly report on Form 10-Q for the quarterly period ended January 31, 2000, filed on March 21, 2000, SEC File No. 000-24394).

10.27	LPG Mix Purchase Contract (DTIR-010-00) dated March 31, 2000 between P.M.I. Trading Limited and the Company. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2000 filed on June 19, 2000, SEC File No. 000-24394).

10.28	LPG Mix Purchase Contract (DTIR-011-00) dated March 31, 2000 between P.M.I. Trading Limited and the Company. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2000 filed on June 19, 2000, SEC File No. 000-24394).

10.29	Product Sales Agreement dated February 23, 2000 between Koch Hydrocarbon Company and the Company. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2000 filed on June 19, 2000, SEC File No. 000-24394).

10.30	First Amendment Line Letter dated May 2000 between RZB Finance LLC and the Company. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2000 filed on June 19, 2000, SEC File No. 000-24394).

10.31	Promissory Note and Pledge and Security Agreement dated April 11, 2000 between Jerome B. Richter and the Registrant. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.32	Promissory Note and Pledge and Security Agreement dated March 25, 2000 between Jorge Bracamontes A. and the Registrant. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.33	Promissory Note and Pledge and Security Agreement dated March 26, 2000 between M.I. Garcia Cuesta and the Registrant. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.34	Promissory Note and Pledge and Security Agreement dated September 10, 2000, between Ian Bothwell and the Registrant. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.35	Promissory Share Transfer Agreement to purchase shares of Termatsal, S.A. de C.V. dated November 13, 2000, between Jorge Bracamontes and the Company (Translation from Spanish). (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.36	Promissory Share Transfer Agreement to purchase shares of Termatsal, S.A. de C.V. dated November 13, 2000, between Pedro Prado and the Company (Translation from Spanish). (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.37	Promissory Share Transfer Agreement to purchase shares of Termatsal, S.A. de C.V. dated November 13, 2000, between Pedro Prado and Penn Octane International, L.L.C. (Translation from Spanish). (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.38	Promissory Share Transfer Agreement to purchase shares of Penn Octane de Mexico, S.A. de C.V. dated November 13, 2000, between Jorge Bracamontes and the Company (Translation from Spanish). (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.39	Promissory Share Transfer Agreement to purchase shares of Penn Octane de Mexico, S.A. de C.V. dated November 13, 2000, between Juan Jose Navarro Plascencia and the Company (Translation from Spanish). (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.40	Promissory Share Transfer Agreement to purchase shares of Penn Octane de Mexico, S.A. de C.V. dated November 13, 2000, between Juan Jose Navarro Plascencia and Penn Octane International, L.L.C. (Translation from Spanish). (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended July 31, 2000, filed on November 14, 2000, SEC File No. 000-24394).

10.41	Promissory Note and Pledge and Security Agreement dated November 30, 2000, between Western Wood Equipment Corporation and the Registrant. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2000, filed on December 12, 2000, SEC File No. 000-24394).

10.42	Form of Amendment to Promissory Note (the “Note”) of Penn Octane Corporation (the “Company”) due December 15, 2001, and related agreements and instruments dated November 28, 2001, between the Company and the holders of the Notes. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2001 filed on December 17, 2001, SEC File No. 000-24394).

10.43	LPG sales agreement entered into as of March 1, 2002 by and between Penn Octane Corporation (“Seller”) and P.M.I. Trading Limited (“Buyer”). (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2002 filed on June 13, 2002, SEC File No. 000-24394).

10.44	Settlement agreement, dated as of March 1, 2002 by and between P.M.I. Trading Limited and Penn Octane Corporation. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2002 filed on June 13, 2002, SEC File No. 000-24394).

10.45	Form of Amendment to Promissory Note (the “Note”) of Penn Octane Corporation (the “Company”) due June 15, 2002, and related agreements and instruments dated June 5, 2002, between the Company and the holders of the Notes. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2002 filed on June 13, 2002, SEC File No. 000-24394).

10.46	Form of Amendment to Promissory Note (the “Note”) of Penn Octane Corporation (the “Company”) due December 15, 2002, and related agreements and instruments dated December 9, 2002 between the Company and the holders of the Notes. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2003 filed on March 20, 2003, SEC File No. 000-24394).

10.47	Employee contract entered into and effective July 29, 2002, between the Company and Jerome B. Richter. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2003 filed on March 20, 2003, SEC File NO. 000-24394).

10.48	Equipment Acquisition Agreement effective October 18, 2002 by and between Penn Octane Corporation and Penn Wilson CNG, Inc., on the one hand, and B&A Eco-Holdings, Inc. and Ian T. Bothwell, on the other hand. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2003 filed on March 20, 2003, SEC File No. 000-24394).

10.49	Bill of Sale dated October 18, 2002 between B&A Eco-Holdings, Inc. and the Company. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2003 filed on March 20, 2003, SEC File NO. 000-24394).

The following Exhibits are filed as part of this report:

10.50	Stock Purchase and Separation Agreement dated July 22, 2003 between Jorge Bracamontes and the Company.

10.51	Supplement and Amendment to Stock Purchase of Separation Agreement dated September 12, 2003 between Jorge Bracamontes and the Company.

10.52	Amended Supplement and Amendment to Stock Purchase and Separation Agreement dated October 2, 2003 between Jorge Bracamontes and the Company.

21	Subsidiaries of the Registrant

23	Consent of Independent Certified Public Accountant

31.1	Certification Pursuant to Rule 13a-14(a) / 15d – 14(a) of the Exchange Act.

31.2	Certification Pursuant to Rule 13a-14(a) / 15d – 14(a) of the Exchange Act.

32	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN OCTANE CORPORATION
By:	/s/ Ian T. Bothwell
Ian T. Bothwell
Vice President, Treasurer, Assistant Secretary, Chief Financial Officer May 21, 2004

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Jerome B. Richter	Jerome B. Richter	May 21, 2004
Chairman and Chief Executive
Officer

/s/Richard “Beau” Shore, Jr.	Richard “Beau” Shore, Jr.	May 21, 2004
President

/s/Charles Handly	Charles Handly	May 21, 2004
Executive Vice President,
Chief Operations Officer

/s/Ian T. Bothwell	Ian T. Bothwell	May 21, 2004
Vice President, Treasurer,
Assistant Secretary, Chief
Financial Officer, Principal
Accounting Officer and Director

/s/Jerry Lockett	Jerry Lockett	May 21, 2004
Vice President

/s/Stewart J. Paperin	Stewart J. Paperin	May 21, 2004
Director

/s/Harvey L. Benenson	Harvey L. Benenson	May 21, 2004
Director

/s/Emmett Murphy	Emmett Murphy	May 21, 2004
Director